Form 10-K, Exhibit 13
period 1995-02-28
MATERIAL SCIENCES CORP
filed 1995-05-26
CIK 755003

                                  Exhibit 13

                         Annual Report to Shareholders

                     (Except as specifically incorporated
                      herein by reference, this document
                       shall not be deemed "filed" as a
                    part of this Form 10-K Annual Report.)


| Responsibility for
| Financial Statements
- - ------------------------------------------------------------------------------

William H. Vrba,
Senior Vice
President,
Chief Financial
Officer, and
Secretary

                                    [PHOTO]




Material Sciences Corporation's senior management is responsible for the information presented in this report. In fulfilling this responsibility, we make informed judgments and estimates conforming with generally accepted accounting principles, and believe the financial statements present fairly, in all material respects, the Company's results of operations, cash flows, and financial position for the periods under review.

   The Company's system of internal accounting controls provides reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and are properly recorded, that material errors are prevented or detected within a timely period, and that records are sufficient to produce reliable financial reports. In designing and implementing internal controls and procedures, management recognizes that errors or irregularities nevertheless may occur. Further, estimates and judgments are necessary to evaluate the relative costs and benefits of such controls and procedures.

   The financial statements have been audited by Arthur Andersen LLP, the Company's independent public accountants, whose report appears to the right. Our auditor's responsibility is to examine the financial statements in accordance with generally accepted auditing standards and to express their opinion on the fairness of the presentation of the statements.

   Our audit committee, comprised entirely of outside directors of Material Sciences Corporation, is identified later in this report. The committee meets at least twice a year with the Company's management and independent public accountants to review financial results, external audit plans, recommendations, and subsequent responses by management. To guarantee independence, the audit committee and the independent public accountants have unrestricted access to each other, with or without the presence of management representatives.

G. Robert Evans
Chairman and Chief Executive Officer

William H. Vrba
Senior Vice President,
Chief Financial Officer, and Secretary


| Report of Independent
| Public Accountants
- - ------------------------------------------------------------------------------

   To the Shareholders and Board of Directors of Material Sciences Corporation:

   We have audited the accompanying consolidated balance sheets of Material Sciences Corporation (a Delaware Corporation) and subsidiaries as of February 28, 1995, and February 28, 1994, and the related consolidated statements of income and cash flows for each of the three fiscal years in the period ended February 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Material Sciences Corporation as of February 28, 1995, and February 28, 1994, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 28, 1995, in conformity with generally accepted accounting principles.

   As discussed in Notes 7 and 11 to the consolidated financial statements, effective March 1, 1992, the Company changed its methods of accounting for post-retirement benefits other than pensions and income taxes.

Arthur Andersen LLP
Chicago, Illinois,
April 20, 1995

                                               MATERIAL SCIENCES CORPORATION  21

| Management's Discussion and Analysis
| of Financial Condition and Results of Operations (In thousands)
- - ------------------------------------------------------------------------------
Material Sciences Corporation and subsidiaries

Material Sciences Corporation ("MSC" or "Company") operates in one business segment comprised of the following four product groups: laminates and composites, metallizing and coating, coil coating, and electrogalvanizing.

   The following tables provide a summary of net sales and the percent of net sales of MSC's product groups; and a summary of MSC's results of operations as a percent of net sales.


                             [GRAPH APPEARS HERE]


                                                                                                    Fiscal Years Ended February 28,
                                                                       ------------------------------------------------------------
Net Sales Summary                                                             1995                 1994                 1993
- - --------------------------------------------------------------------   ------------------   ------------------   ------------------
PRODUCT GROUP                                                           DOLLARS   PERCENT    Dollars   Percent    Dollars   Percent
                                                                       --------   -------   --------   -------   --------   -------
Laminates and Composites............................................   $ 57,722       25%   $ 46,266       25%   $ 40,008       26%
Metallizing and Coating.............................................     19,134        8%     16,979        9%     19,390       12%
Coil Coating........................................................    101,206       45%     78,320       42%     54,326       35%
Electrogalvanizing..................................................     49,596       22%     46,136       24%     42,506       27%
                                                                       --------   -------   --------   -------   --------   -------
                                                                       $227,658      100%   $187,701      100%   $156,230      100%
                                                                       ========   =======   ========   =======   ========   =======

                                                                                                    Fiscal Years Ended February 28,
                                                                                                    -------------------------------
 Results of Operations                                                                                 1995        1994        1993
- - --------------------------------------------------------------------------------------------------   ------      ------      ------
 Net Sales........................................................................................   100.0%      100.0%      100.0%
 Cost of Sales....................................................................................    72.7        75.6        75.1
                                                                                                     ------      ------      ------
 Gross Profit.....................................................................................    27.3%       24.4%       24.9%
 Selling, General and Administrative Expenses.....................................................    15.7        14.6        16.0
                                                                                                     ------      ------      ------
 Income from Operations...........................................................................    11.6%        9.8%        8.9%
 Total Other Income, Net..........................................................................    (0.3)       (0.3)       (0.1)
                                                                                                     ------      ------      ------
 Income Before Income Taxes and Cumulative Effect of Accounting Changes...........................    11.9%       10.1%        9.0%
 Income Taxes.....................................................................................     4.6         3.8         3.3
                                                                                                     ------      ------      ------
 Income Before Cumulative Effect of Accounting Changes............................................     7.3%        6.3%        5.7%
 Cumulative Effect of Accounting Changes, Net(1)..................................................      --          --         0.8
                                                                                                     ------      ------      ------
 Net Income.......................................................................................     7.3%        6.3%        4.9%
                                                                                                     ======      ======      ======

(1) MSC adopted Statement of Financial Accounting Standards (SFAS) No. 106 "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" and SFAS No. 109 "Accounting for Income Taxes" during fiscal 1993.

Fiscal 1995 Compared with Fiscal 1994
- - -------------------------------------------------------------------------------
NET SALES

Net sales in fiscal 1995 grew 21.3% over fiscal 1994. Sales of laminates and composites grew 24.8%; metallizing and coating 12.7%; coil coating 29.2%; and electrogalvanizing 7.5%. Included in the above are coil coating sales from the June 30, 1993 acquisition of the coil coating facility from AK Steel Corporation in Middletown, Ohio.

Laminates and Composites

Fiscal 1995 net sales of laminates and composites grew 24.8% to $57,722 from $46,266 in fiscal 1994. Sales of Polycore Composites generated a significant increase over the previous year, boosted by new product applications and market expansion activities in both automotive and non-automotive end uses. In the high-reflective lighting fixture market, Specular+ sales increased from fiscal 1994 due to increased worldwide demand for energy efficient lighting. Sales of disc brake noise damper materials were up from the previous fiscal year as a result of increased aftermarket demand as well as a steady increase in original equipment manufacturer ("OEM") sales during the year.

Metallizing and Coating

Metallizing and Coating net sales increased 12.7% to $19,134 in fiscal 1995 from $16,979 in fiscal 1994 due primarily to increased domestic and international demand for solar control window and safety film. Increased productivity and quality improvements also contributed to the increase in sales over the prior fiscal year as MSC was better able to meet seasonable demand.

22  MATERIAL SCIENCES CORPORATION

Coil Coating

Coil coating net sales grew 29.2% in fiscal 1995 to $101,206 from $78,320 in the prior fiscal year. The broad increase in sales was due largely to expanded market coverage and new product introductions. MSC benefited from a strong economy but also out performed the economy due to the conversion of new prepainted metals from post-manufacturing painting applications. The biggest sales advances came from heating and air conditioning, truck trailer, fuel tank, and lighting areas.

   A portion of this coil coating sales increase is attributable to MSC's June 1993 acquisition of the Middletown coil coating facility. Comparable sales in this product group were up approximately 14.8% from the prior fiscal year. During the fourth quarter of fiscal 1995, the Middletown facility was shut down for 52 days for planned upgrading and expansion of that facility. The shutdown decreased sales and earnings in the fourth quarter of fiscal 1995 but is expected to positively impact future periods due to anticipated increases in capacity and efficiency. During the fourth quarter of fiscal 1996, the Middletown facility is scheduled for the second of a two-phase, planned shutdown (approximately four weeks) to further increase production capabilities and capacity.

Electrogalvanizing

MSC participates in the electrogalvanizing market through Walbridge Coatings (the "Partnership"), a partnership among subsidiaries of MSC, Bethlehem Steel Corporation ("Bethlehem") and Inland Steel Industries, Inc. ("Inland"). MSC's net sales for electrogalvanizing consist of various fees charged to the Partnership for operating the facility. Bethlehem and Inland are primarily responsible for the sales and marketing activities of the Partnership. The Company's primary financial benefits from the Partnership are the revenues billed to Walbridge Coatings for operating the facility. These revenues represent 22%, 24% and 27% of the Company's net sales in fiscal 1995, 1994 and 1993, respectively. The profitability for operating the facility is comparable to the Company's overall operating results. Under the equity method of accounting, the Company includes its portion of the Partnership net loss in Equity in Results of Partnership shown in the Consolidated Statements of Income. The amounts do not directly correlate to the Company's 50% ownership interest due to contractual allocation requirements of the Partnership agreement.

   MSC's electrogalvanizing sales increased 7.5% to $49,596 in fiscal 1995 from $46,136 in fiscal 1994, while electrogalvanizing volume increased 2.6% to 427,133 tons in fiscal 1995 from 416,214 tons in the prior fiscal year. The increase in sales and volume over the previous fiscal year resulted from a strong demand for new autos and trucks, plus a continuing shift to higher value-added electrogalvanized and coil coated materials. These higher value-added sales (principally zinc-nickel with a coil coated topcoat) represented 6.5% of electrogalvanizing sales in fiscal 1995 up from 5.3% in fiscal 1994.

   The sales and marketing responsibilities of the Partnership are split between Bethlehem and Inland at 75% and 25%, respectively. During fiscal 1995, Inland utilized only 17% of available production line time rather than its full 25%. Bethlehem and other customers utilized this additional available line time. Inland is reviewing its future involvement in the Partnership, and therefore, there is no assurance that Inland will utilize its full 25% of available line time on a long-term basis. The Company believes that any short-term disruption in volume that might be caused by a reduction in Inland's line time requirements could be replaced by additional volume from Bethlehem and other customers.



                             [CHART APPEARS HERE]


Gross Profit Percentage


    93             94             95
   -----          -----          -----
   24.9%          24.4%          27.3%


GROSS PROFIT

MSC's gross profit percentage increased to 27.3% in fiscal 1995 from 24.4% in fiscal 1994. This improvement was due to increasing higher value-added product mix, pricing, higher line utilization and improving manufacturing efficiencies. Significant capital expenditures have resulted in increased yields and line speeds as well as reductions in set-up time and unscheduled downtime.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses increased to 15.7% of sales in fiscal 1995 from 14.6% in fiscal 1994. This increase was primarily due to increased expenditures for strategic purposes such as high-growth product marketing, research and development, and international marketing efforts, as well as some non-recurring increases in other administrative expenses. This trend of increased strategic expenditures over the prior year is expected to continue as MSC utilizes its resources to take advantage of market opportunities. However, SG&A expenses, as a percentage of sales, should not increase over the fiscal 1995 level as this investment continues to generate incremental sales and profits.

TOTAL OTHER INCOME, NET AND INCOME TAXES

Total other income, net was income of $.7 million in fiscal 1995 and fiscal 1994. Decreased interest income, due to lower amounts of cash investments, was more than offset by a reduction in interest expense (from lower debt levels), equity in results of partnership and other, net. MSC's effective tax rate for fiscal 1995 was approximately 38.5% compared with 38.0% in the prior year. In fiscal 1996, MSC's effective tax rate is expected to remain at 38.5% as MSC takes advantage of research and development ("R&D") tax credits for its increasing investment in R&D and as a result of the creation of a foreign sales corporation.

                                               MATERIAL SCIENCES CORPORATION  23

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- - ------------------------------------------------------------------------------
Material Sciences Corporation and subsidiaries

Fiscal 1994 Compared with Fiscal 1993

NET SALES

Net sales in fiscal 1994 grew 20.1% over net sales in fiscal 1993. Sales of laminates and composites grew 15.6%; coil coating 44.2%; and electrogalvanizing 8.5%; while metallizing and coating sales were down 12.4%. Included in the above is eight months of coil coating sales from the Middletown acquisition.

Laminates and Composites

Fiscal 1994 net sales of laminates and composites grew 15.6% to $46,266 from $40,008 in fiscal 1993. Polycore Composites generated increases over fiscal 1993 as sales were boosted by new parts as well as increased volumes of existing applications. Sales of disc brake noise damper materials were up from fiscal 1993 as MSC increased aftermarket sales. Specular+ sales declined from fiscal 1993 levels due to lower OEM volumes and the temporary loss of a major retrofit customer regained late in fiscal 1994.

Metallizing and Coating

Metallizing and Coating net sales fell 12.4% to $16,979 in fiscal 1994 from $19,390 in fiscal 1993 due primarily to manufacturing problems associated with the Company's solar control window film coating and laminating equipment. The Company shut down this equipment in the fourth quarter of fiscal 1994 for major capital improvements.

Coil Coating

Coil coating net sales grew 44.2% to $78,320 in fiscal 1994 from $54,326 in fiscal 1993. Sales increases were experienced in the building products, lighting, and furniture and fixture markets. The Middletown facility accounted for approximately $16.3 million in net sales in its initial eight months of operation in fiscal 1994. The increase in coil coating sales over fiscal 1993, excluding the Middletown sales impact, can be attributed to the conversion of new customers to prepainted metals from post-manufacturing painting applications and an improved economy.

Electrogalvanizing

MSC's electrogalvanizing sales increased 8.5% to $46,136 in fiscal 1994 from $42,506 in fiscal 1993 while electrogalvanizing volume increased 6.2% to 416,214 tons in fiscal 1994 from 392,062 tons in fiscal 1993. The increase in sales and volume over fiscal 1993 resulted from a strong demand for new autos and trucks, plus increased demand for higher value-added materials, which represented 5.3% of electrogalvanizing sales in fiscal 1994 versus 1.4% in fiscal 1993.

GROSS PROFIT

MSC's gross profit percentage decreased to 24.4% in fiscal 1994 from 24.9% in fiscal 1993. Contributing to the gross margin decrease were lower yields at the Company's metallizing and coating facility, including significant fourth quarter inventory adjustments. These difficulties were mitigated by higher gross profit margins at MSC's other operations and approximately $1.8 million of insurance proceeds related to environmental matters.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased to 14.6% of sales in fiscal 1994 from 16.0% in fiscal 1993. This decrease is primarily due to the increased sales levels in fiscal 1994 over fiscal 1993 and the impact of the Middletown acquisition, offset, in part, by increased expenditures for strategic purposes.

TOTAL OTHER INCOME, NET AND INCOME TAXES

Total other income, net was income of $.7 million in fiscal 1994 compared to income of $.3 million in fiscal 1993. The increase in income was due primarily to interest expense savings and increased interest earnings. MSC's effective tax rate for fiscal 1994 was approximately 38% compared with 37% the prior year due to the increase in the federal corporate tax rate.

Liquidity and Capital Resources

MSC generated $25.0 million of cash from operating activities in fiscal 1995 compared with $18.6 million in the prior fiscal year. An increased level of sales led to higher accounts receivable and increased inventory levels as compared to the prior fiscal year. Corresponding increases in accounts payable and accrued expenses also were experienced as MSC expanded its sales and operations in fiscal 1995. Working capital and cash decreased by $6.3 and $6.1 million, respectively from fiscal 1994 due mainly to MSC's large investment in capital expenditures during fiscal 1995.

                               [CHART GOES HERE]

Operating Cash Flow

           in millions of dollars

     93              94               95
   ------          ------           ------
    12.8            18.6             25.0

   In fiscal 1995, MSC invested $29.4 million in capital improvement projects, an increase of approximately 97% from the $14.9 million invested in fiscal 1994. Fiscal 1995's capital expenditures included the planned Middletown facility upgrade, an electroplating cell addition at Walbridge Coatings (included in Investment in Partnership), and the purchase of an industrial site next to one of MSC's facilities in Elk Grove Village, Illinois, in which a new coil coating line is to be installed in calendar 1996. Nearly all of fiscal 1995's capital expenditures were directly related to increasing MSC's efficiency or expanding new product and market opportunities. On June 30, 1993, a subsidiary of MSC purchased from AK Steel Corporation, certain of the assets (including inventory) of its coil paint facility in Middletown, Ohio, for approximately $14.5 million, including acquisition related costs. Available cash was used to purchase the facility. The Company also plans to increase its capital expenditures in fiscal 1996, including investments for construction of a coil coating line in Elk Grove Village and the last phase of the Middletown facility upgrade, as described above.


24  MATERIAL SCIENCES CORPORATION

   MSC's long-term debt, less current portion decreased at fiscal year end 1995 to $6.9 million from $8.9 million in fiscal 1994 and $10.7 million in fiscal 1993 due to normally scheduled debt amortization. Long-term debt is expected to increase by approximately $20.0 million in fiscal 1996 as MSC utilizes its unsecured line of credit to finance a portion of its capital expenditure program.

   In fiscal 1995, the Company entered into a new $25 million unsecured line of credit which expires August 31, 1997. There was no outstanding balance under this line of credit at February 28, 1995. However, the Company has executed letters of credit totalling $4.8 million against the credit facility, leaving an available line of credit of $20.2 million at February 28, 1995. In fiscal 1996, the Company believes that its cash flow from operations, together with available financing (including an increase in the line of credit if required), and cash on hand will be sufficient to fund its working capital needs, capital expenditure program, and debt amortization.

                               [CHART GOES HERE]

Long-Term Debt and
Shareholders' Equity

in millions of dollars

     93              94               95
   ------          ------          -------
    73.3            86.5            105.4
    10.7             8.9              6.9

         Equity    Long-Term Debt

   MSC continues to participate in the implementation of settlements with the government for clean-up of various Superfund sites. The Company has been named as a potentially responsible party ("PRP") for the surface, soil and ground water contamination at these sites. Although the ultimate cost of the Company's share of various necessary clean-up expenses is not yet known, the Company believes it is adequately reserved for known environmental matters, given the information currently available. However, an issue exists between the PRPs and the United States Environmental Protection Agency ("USEPA") regarding the scope of the work required under the decree for one of the sites. The remedial costs at this site could increase significantly if the PRPs are forced to conduct the remedial work in accordance with the USEPA's position. The Company and other settling PRPs have commenced litigation to compel several non-settling PRPs to contribute to the clean-up of this site. During fiscal 1994, the Company reached agreement with various liability insurers for environmental-related costs. The agreements included cash settlements of $4,275, of which $1,800 represented the reimbursement of previously accrued costs. The balance of the settlements was for future environmental costs and was included in the Company's environmental accruals. The Company believes its range of exposure for all known sites, based on allocations of liability among PRPs and the most recent estimate of remedial work, is $4,500 to $5,200 at February 28, 1995. The timing of the Company's cash payments for environmental matters is not known and no assurance can be given that the Company's environmental obligations will not increase (see accompanying Notes to Consolidated Financial Statements).

   The Company has a capital lease obligation, which was $8.4 million as of February 28, 1995, relating to a facility which the Company subleases to the Partnership. In addition, throughout the term of the Partnership, the Company is contingently responsible for 50% of the Partnership's financing requirements, including the Company's share (approximately $5.1 million) of $10.3 million in Partnership financing loans from third parties at February 28, 1995.

Inflation

The Company believes that inflation has not had a sig-nificant impact on fiscal 1995, 1994 and 1993 results of operations in any of its product groups.

                                               MATERIAL SCIENCES CORPORATION  25

CONSOLIDATED STATEMENTS OF INCOME
MATERIAL SCIENCES CORPORATION AND SUBSIDIARIES



                                                                          For the years ended February 28,
                                                                         ---------------------------------
(In thousands, except per share data)                                        1995       1994       1993
                                                                          ----------  ---------  ---------
Net Sales...............................................................   $227,658   $187,701   $156,230
Cost of Sales...........................................................    165,487    141,949    117,402
                                                                           --------   --------   --------
Gross Profit............................................................   $ 62,171   $ 45,752   $ 38,828
Selling, General and Administrative Expenses............................     35,679     27,409     24,992
                                                                           --------   --------   --------
Income from Operations..................................................   $ 26,492   $ 18,343   $ 13,836
Other (Income) and Expense:
 Interest Income........................................................       (667)    (1,057)      (982)
 Interest Expense.......................................................         64        112        346
 Equity in Results of Partnership.......................................        485        589        526
 Other, Net.............................................................       (609)      (333)      (189)
                                                                           --------   --------   --------
  Total Other Income, Net...............................................   $   (727)  $   (689)  $   (299)
                                                                           --------   --------   --------
Income Before Income Taxes and Cumulative Effect of Accounting Changes     $ 27,219   $ 19,032   $ 14,135
Income Taxes............................................................     10,479      7,230      5,235
                                                                           --------   --------   --------
Income Before Cumulative Effect of Accounting Changes...................   $ 16,740   $ 11,802   $  8,900
Cumulative Effect of Accounting Changes, Net............................          -          -     (1,283)
                                                                           --------   --------   --------
Net Income..............................................................   $ 16,740   $ 11,802   $  7,617
                                                                           ========   ========   ========
Income Before Cumulative Effect of Accounting Changes
 Per Common and Common Equivalent Share.................................   $   1.10   $   0.78   $   0.67
Cumulative Effect of Accounting Changes Per Common
 and Common Equivalent Share..............................................        -          -      (0.11)
                                                                           --------   --------   --------
Net Income Per Common and Common Equivalent Share.......................   $   1.10  $    0.78   $   0.56
                                                                           ========   ========   ========
Weighted Average Number of Common
 and Common Equivalent Shares Outstanding...............................     15,241     15,057     13,383


       The accompanying notes are an integral part of these statements.


26  MATERIAL SCIENCES CORPORATION

CONSOLIDATED BALANCE SHEETS
MATERIAL SCIENCES CORPORATION AND SUBSIDIARIES


                                                                                                            February 28,
(In thousands, except share data)                                                                   1995            1994
- - ----------------------------------------------------------------------------------------------  --------    ------------
ASSETS
Current Assets:
  Cash and Cash Equivalents...............................................................      $  5,816      $ 11,930
  Receivables:
    Trade less reserves of $3,628 in 1995 and $3,502 in 1994..............................        24,518        22,909
    Current Portion of Partnership Note...................................................           792           804
    Income Taxes..........................................................................         2,319            --
  Prepaid Expenses........................................................................         2,343         1,242
  Inventories:
    Raw Materials.........................................................................         9,630         9,136
    Finished Goods........................................................................        14,135        10,442
  Prepaid Taxes...........................................................................         2,246         5,797
                                                                                                --------      --------
    Total Current Assets..................................................................      $ 61,799      $ 62,260
                                                                                                --------      --------
Property, Plant and Equipment:
  Land and Building.......................................................................      $ 28,341      $ 22,118
  Machinery and Equipment.................................................................       103,704        80,118
  Leasehold Improvements..................................................................         1,156         1,060
  Capital Leases..........................................................................        17,233        17,233
  Construction in Progress................................................................         7,695         8,525
                                                                                                --------      --------
                                                                                                $158,129      $129,054
  Accumulated Depreciation and Amortization                                                      (65,216)      (57,006)
                                                                                                --------      --------
    Net Property, Plant and Equipment.....................................................      $ 92,913      $ 72,048
                                                                                                --------      --------
Other Assets:
  Investment in Partnership...............................................................      $ 10,917      $  9,463
  Partnership Note Receivable, Less Current Portion.......................................         1,871         2,620
  Intangible Assets, Net..................................................................         3,193         3,231
  Other...................................................................................         1,664         1,970
                                                                                                --------      --------
    Total Other Assets....................................................................      $ 17,645      $ 17,284
                                                                                                --------      --------
      TOTAL ASSETS........................................................................      $172,357      $151,592
                                                                                                ========      ========
- - ------------------------------------------------------------------------------------------
LIABILITIES
Current Liabilities:
  Current Portion of Long-Term Debt.......................................................      $  1,903      $  1,770
  Accounts Payable........................................................................        22,521        18,661
  Accrued Payroll Related Expenses........................................................         9,274         6,778
  Accrued Expenses........................................................................         5,395         6,025
                                                                                                --------      --------
    Total Current Liabilities.............................................................      $ 39,093      $ 33,234
                                                                                                --------      --------
Long-Term Liabilities:
  Deferred Income Taxes...................................................................      $ 10,750      $ 12,704
  Long-Term Debt, Less Current Portion....................................................         6,933         8,853
  Accrued Superfund Liability.............................................................         4,198         4,479
  Other...................................................................................         5,979         5,858
                                                                                                --------      --------
    Total Long-Term Liabilities...........................................................      $ 27,860      $ 31,894
                                                                                                --------      --------
- - ------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Preferred Stock, $1.00 Par Value; 10,000,000 Shares Authorized;
  7,500,000 Designated Series A Junior Participating Preferred; None Issued...............      $     --      $     --
Common Stock, $.02 Par Value; 20,000,000 Shares Authorized; 15,839,074 Shares Issued
  and 15,150,426 Shares Outstanding at February 28, 1995, and 15,697,541 Shares Issued
  and 15,008,893 Shares Outstanding at February 28, 1994..................................           317           210
Additional Paid-In Capital................................................................        42,776        40,574
Treasury Stock at Cost, 688,648 Shares at February 28, 1995 and 1994......................        (3,380)       (3,380)
Retained Earnings.........................................................................        65,691        49,060
                                                                                                --------      --------
    Total Shareholders' Equity............................................................      $105,404      $ 86,464
                                                                                                --------      --------
      TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........................................      $172,357      $151,592
                                                                                                ========      ========

The accompanying notes are an integral part of these statements.

                                               MATERIAL SCIENCES CORPORATION  27

CONSOLIDATED STATEMENTS OF CASH FLOWS
MATERIAL SCIENCES CORPORATION AND SUBSIDIARIES


(In thousands)                                                                              For the years ended February 28,
CASH FLOWS FROM:                                                                                1995       1994         1993
- - ---------------------------------------------------------------------------------           --------   --------   ----------
OPERATING ACTIVITIES:
Net Income.......................................................................           $ 16,740   $ 11,802   $  7,617
Adjustments to Reconcile Net Income to Net Cash Provided
  by Operating Activities:
  Depreciation and Amortization..................................................              8,747      7,385      6,455
  Provision (Benefit) for Deferred Income Taxes..................................                986     (1,069)       608
  Cumulative Effect of Accounting Changes, Net...................................                  -          -      1,283
  Compensatory Effect of Stock Plans.............................................                647        388      1,202
  Other, Net.....................................................................                464        612        527
                                                                                            --------   --------   --------
    Operating Cash Flow Prior to Changes in Assets and Liabilities...............           $ 27,584   $ 19,118   $ 17,692
                                                                                            --------   --------   --------
Changes in Assets and Liabilities:
  Receivables....................................................................             (1,597)    (4,289)   (1,455)
  Income Taxes Receivable........................................................             (2,319)       866       374
  Prepaid Expenses...............................................................             (1,101)      (297)     (345)
  Inventories....................................................................             (4,187)    (5,021)   (2,309)
  Accounts Payable...............................................................              3,860      4,293      (295)
  Accrued Expenses...............................................................              1,866      4,228      (608)
  Other, Net.....................................................................                914       (309)     (227)
                                                                                            --------   --------   --------
    Cash Flow from Changes in Assets and Liabilities.............................           $ (2,564)  $   (529)  $ (4,865)
                                                                                            --------   --------   --------
      NET CASH PROVIDED BY OPERATING ACTIVITIES..................................           $ 25,020   $ 18,589   $ 12,827
                                                                                            --------   --------   --------
- - ---------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital Expenditures, Net........................................................            (29,374)   (14,894)   (11,444)
Investment in Acquired Facility..................................................                  -    (12,300)         -
Investment in Partnership........................................................             (1,939)    (1,091)    (1,020)
Distribution from Partnership....................................................                749        748      3,566
Other Long-Term Assets...........................................................                205     (1,841)       748
                                                                                            --------   --------   --------
      NET CASH USED IN INVESTING ACTIVITIES......................................           $(30,359)  $(29,378)  $ (8,150)
                                                                                            --------   --------   --------
- - ---------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds of Debt.................................................................                150        143     19,138
Payments to Settle Debt..........................................................             (1,937)    (1,891)   (22,804)
Proceeds from Public Stock Offering, Net.........................................                  -          -     21,592
Sale of Common Stock, Net of Repurchase..........................................              1,012        956        908
                                                                                            --------   --------   --------
      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES........................           $   (775)  $   (792)  $ 18,834
                                                                                            --------   --------   --------
NET INCREASE (DECREASE) IN CASH..................................................           $ (6,114)  $(11,581)  $ 23,511
Cash and Cash Equivalents at Beginning of Year...................................             11,930     23,511          -
                                                                                            --------   --------   --------
Cash and Cash Equivalents at End of Year.........................................           $  5,816   $ 11,930   $ 23,511
                                                                                            ========   ========   ========
Supplemental Cash Flow Disclosures:
  Interest Paid..................................................................           $    981   $  1,008   $  1,418
  Income Taxes Paid..............................................................             11,195      7,382      4,325

The accompanying notes are an integral part of these statements.

28  MATERIAL SCIENCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data)
- - -------------------------------------------------------------------------------
MATERIAL SCIENCES CORPORATION AND SUBSIDIARIES

For the three years ended February 28, 1995

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of Material Sciences Corporation and its wholly owned subsidiaries ("MSC" or "Company"), as summarized below, conform with generally accepted accounting principles that, in management's opinion, reflect practices appropriate to the business in which it operates. Certain prior year amounts have been reclassified to conform with the 1995 presentation.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts for MSC after all intercompany transactions have been eliminated. The Company maintains a financial interest of 50% in Walbridge Coatings ("Partnership"). Under terms of the Partnership agreement, significant actions require unanimous consent of all partners and, therefore, the Company does not have a controlling interest. Accordingly, the Company accounts for the Partnership under the equity method.

INVENTORIES

Inventories are stated at the lower of cost or market, using either the specific identification or first-in, first-out (FIFO) method of cost valuation. Due to the continuous nature of the Company's operations, work in process inventories are not material.

PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment are recorded at cost. Improvements and replacements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the assets' estimated useful lives.

   Facilities and equipment leased through capital leases are recorded in Property, Plant and Equipment, with their corresponding obligations recorded in Current and Long-Term Liabilities. The amount capitalized is the lower of the present value of minimum lease payments or the fair value of the leased property. Amortization of capital lease assets is recorded on a straight-line basis, over the lease term.

   The Company capitalizes interest costs as a part of the cost of constructing major facilities and equipment.

INTANGIBLE ASSETS

Intangible assets consist principally of the excess of cost over the fair market value of net assets acquired ("goodwill") and a non-compete agreement. These assets are being amortized on a straight-line basis over periods of 10 to 20 years. Accumulated amortization of intangible assets was $327 and $110 at February 28, 1995 and 1994, respectively. The Company periodically reviews whether subsequent events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. If events and circumstances indicate that goodwill related to a particular business should be reviewed for possible impairment, the Company uses projections to assess whether future operating income on a non-discounted basis (before goodwill amortization) of the unit is likely to exceed the goodwill amortization over the remaining life of the goodwill, to determine whether a write down of goodwill to recoverable value is appropriate.

FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The Company believes that the carrying amounts of all financial instruments approximate fair market value.

REVENUE RECOGNITION

The Company generally recognizes revenue upon shipment.

RESEARCH AND DEVELOPMENT

The Company expenses all research and development costs in the period incurred. Research and development expenses were $5,404 in fiscal 1995, $3,972 in fiscal 1994, and $3,067 in fiscal 1993.

EARNINGS PER SHARE

Net income per common and common equivalent share is computed using the weighted average number of common and common equivalent shares outstanding during the periods. Common equivalent shares are determined by the treasury stock method.

CONCENTRATIONS OF CREDIT RISKS

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of temporary cash investments and trade receivables.

   The Company places its temporary cash investments with high credit quality financial institutions and in investment grade securities with maturities less than 90 days. Approximately 39% of the Company's receivables are concentrated with customers in the motor vehicle industry. At February 28, 1995, 87% of the Company's metallizing and coating receivables are concentrated with one distributor.

STOCK DIVIDEND

On June 16, 1994, the Board of Directors of the Company declared a stock dividend of one-half share per share of the Company's Common Stock, which was paid on July 28, 1994 to shareholders of record at the close of business on June 30, 1994. All share and per share data has been restated to retroactively reflect this stock dividend.

NOTE 2: FACILITY ACQUISITION

On June 30, 1993, the Company acquired the assets of a coil paint facility owned by AK Steel Corporation ("AKS"), in Middletown, Ohio. Consideration for the purchase, including acquisition related costs, was $14,504 in cash and the assumption of certain employee benefit liabilities as follows:

Property, Plant and Equipment..  $12,300
Non-Compete Agreement..........      700
Deferred Income Taxes..........      196
Other Intangible Assets........    2,445
Employee Benefit Liabilities...   (1,137)
                                 -------
 Acquisition Cost..............  $14,504
                                 =======

The Company also entered into a tolling agreement in which MSC agrees to provide AKS with coil coating and other ancillary services from the facility of up to approximately 75% of the facility's capacity for 10 years. The balance of capacity is being marketed by the Company's existing sales force and shifting production from other MSC plants that, at times, reach their capacity. AKS represented 10% and 8% of MSC's net sales in fiscal 1995 and 1994, respectively.

                                               MATERIAL SCIENCES CORPORATION  29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data) MATERIAL SCIENCES CORPORATION AND SUBSIDIARIES

NOTE 3: PARTNERSHIP

On August 31, 1984, the Company entered into a Partnership with subsidiaries of Bethlehem Steel Corporation ("Bethlehem") and Inland Steel Industries, Inc. ("Inland") to pursue the production and further development of electroplated steel.

   The Company acted as general contractor to expand and modify its Walbridge, Ohio, facility and install electroplating equipment. The facility was transferred to the Partnership in April 1986. The line is capable of electroplating, coil coating, or performing both processes continuously to sheet metal coils. Bethlehem and Inland have rights to purchase all the facility's production for the 12-year life of the Partnership. The Company's potential alternatives upon expiration of the Partnership term in June 1998, include, among other things, extension of the Partnership, purchase of the facility or sale of the facility.

SUMMARIZED EARNINGS AND
BALANCE SHEET INFORMATION                        For the years ended
OF WALBRIDGE COATINGS                                   February 28,
EARNINGS INFORMATION           1995      1994                   1993
- - ---------------------------  -------   -------   -------------------
Net Revenues...............  $60,887   $57,696         $56,168
Gross Profit...............    3,729     4,192           4,779
Income from Operations.....    1,333     1,951           2,458
Net Loss...................     (950)   (1,018)         (1,034)

                                                     February 28,
BALANCE SHEET INFORMATION      1995      1994                1993
- - ---------------------------  -------   -------       ------------
Current Assets.............  $10,005   $ 9,083         $ 8,502
Total Assets...............   42,824    46,132          51,027
Current Liabilities........    8,590     8,611           8,456
Total Liabilities..........   21,433    27,391          33,174
Partners' Capital..........   21,391    18,741          17,853

The Company's primary financial benefits from the Partnership are the revenues billed to Walbridge Coatings for operating the facility. These revenues represent 22%, 24% and 27% of the Company's net sales in fiscal 1995, 1994 and 1993, respectively. MSC's electrogalvinizing revenues billed to Walbridge Coatings exclude financing and other items which are included in Walbridge Coatings' revenues billed to Bethlehem and Inland. The profitability for operating the facility is comparable to the Company's overall operating results. Under the equity method of accounting, the Company includes its portion of the Partnership net loss summarized above in Equity in Results of Partnership shown in the Consolidated Statements of Income. The amounts do not directly correlate to the Company's 50% ownership interest due to contractual allocation requirements of the Partnership agreement.

   As of February 28, 1995, the Company holds a $2,619 note receivable from the Partnership, requiring semi-annual interest and level principal repayments over the life of the Partnership. Trade receivables include amounts due from the Partnership of $799 at February 28, 1995 and $1,166 at February 28, 1994.

   The Company has guaranteed 50% of the third party debt of the Partnership. At February 28, 1995, the Partnership debt totaled $10,250. This debt is scheduled to be retired ratably throughout the Partnership's life by revenues paid to the Partnership by Bethlehem, Inland and, if production does not reach a defined contractual volume, the Company.

NOTE 4: ENVIRONMENTAL  AND LEGAL MATTERS

The Company is a party to various legal proceedings connected with the clean-up of environmental problems. These proceedings are pending against numerous other parties in addition to the Company. The most significant proceedings relate to the Company's involvement in Superfund sites in Kingsbury, Indiana and Gary, Indiana. The Company has been named as a potentially responsible party ("PRP") for the surface, soil and ground water contamination at these sites. The activities related to MSC's involvement were alleged to have occurred prior to 1984.

   At the Kingsbury site, the United States District Court for the Northern District of Indiana has entered a Consent Decree between the government and PRPs accounting for approximately 75% of the waste volume sent to the site, including the Company, regarding the scope of the remediation work to be performed at the site. The estimated range of the Company's liability is $2,900 to $3,400 for this site. Certain maintenance and long-term monitoring expenditures included in the estimated range have been discounted approximately $1,000 at a 5% discount rate. The expenditures related to the discounted portion of the liability are expected to be paid ratably over 30 years. MSC maintains a Letter of Credit for approximately $3,200 to secure its obligation to pay its currently estimated share of the clean-up expenses at the site.

   The United States District Court for the Northern District of Indiana has also entered a Consent Decree with respect to the scope of the remediation work at the Gary site. The estimated range of the Company's liability is $1,200 to $1,400 for this site. This work has commenced and the Company maintains a Letter of Credit for approximately $1,200 to secure its obligation to pay its currently estimated share of the clean-up expenses at the Gary site.

   The ultimate cost of remediation work at the Kingsbury and Gary sites and the Company's final share thereof, net of contributions from the other PRPs, has not yet been determined. Based on the allocations of liability among PRPs who are parties to the decrees entered in these proceedings and the most recent estimates of remedial costs prepared by the engineering consulting firms retained to supervise the remedial work, the Company estimates that its share of remedial costs and reimbursable past costs of the government will fall within the amount reserved by the Company for such costs as of February 28, 1995. However, an issue exists between the PRPs and the United States Environmental Protection Agency ("USEPA") regarding the scope of the work required under the decree for the Kingsbury site. The remedial costs at this site could increase significantly if the PRPs are forced to conduct the remedial work in accordance with USEPA's position. The Company and other PRPs that are parties to the decree for the Kingsbury site are engaged in litigation with several non-settling PRPs, including three large volume PRPs, to compel such non-settling PRPs to contribute to the clean-up effort at this site.

   The Company is involved in other environmental matters that, on an individual basis, are not material. MSC believes that the estimated range of exposure on all environmental matters is between $4,500 and $5,200. The Company's environmental reserves total approximately $5,100 at February 28, 1995.

30  MATERIAL SCIENCES CORPORATION

   The Company currently believes that the ultimate outcome of these proceedings, net of contributions from other PRPs, will not have a material effect on the financial condition or the results of operations of the Company given existing reserves recorded at February 28, 1995. However, no assurance can be given that such information, including estimates of remedial expenses, will not change.

   During fiscal 1994, the Company reached agreement with various liability insurers for environmental-related costs. The agreements included cash settlements of $4,275, of which $1,800, that was previously charged to operations, was included in gross profit. The balance of the settlements was for future environmental costs and was included in the Company's environmental accruals.

   The Company has been named as a defendant in a lawsuit filed by a former distributor of solar control window film in a California state court. The lawsuit arises primarily out of disagreements over warranty policy provisions and termination of the former distributor. The amount of the claim is uncertain and the Company believes that it has meritorious arguments against such claim which it will vigorously assert. The Company currently believes that the ultimate outcome of this proceeding will not have a material effect on the financial condition or results of operations of the Company.

Note 5: Indebtedness

Long-term debt, inclusive of capital leases, consists of the obligations presented in the chart below. Projected maturities of long-term debt, assuming no conversion or redemption, also are presented in the chart below.

                                        February 28,
                                    --------------------
Long-Term Debt Obligations           1995         1994
                                    ------       -------
Subordinated Convertible Notes....  $  436       $   906
Obligations Under Capital Leases
 (Note 6).........................   8,400         9,717
                                    ------       -------
                                    $8,836       $10,623
Less Current Portion..............   1,903         1,770
                                    ------       -------
Long-Term Debt....................  $6,933       $ 8,853
                                    ======       =======

Projected Maturities of
Long-Term Debt                      At February 28, 1995
                                    --------------------
1996..............................        $ 1,903
1997..............................          1,634
1998..............................          1,819
1999..............................          1,060
2000..............................            451
2001 and thereafter...............          1,969
                                          -------
 Total............................        $ 8,836
                                          =======

The Company entered into a new $25,000 unsecured bank credit agreement in fiscal 1995. At the option of the Company, interest is at the bank's reference rate (9.0% at February 28, 1995), or at LIBOR plus 1/2%, which generally is lower than the bank's reference rate. This agreement expires on August 31, 1997, or earlier at the Company's option. MSC pays a commitment fee of 3/8% per annum on the unused balance of the first $10,000 of credit; 1/4% per annum on $15,000 of reserved credit; and is required to maintain $500 in compensating balances. The agreement requires the Company to adhere to certain covenants, some of which are adjusted quarterly. The most significant of these covenants include restrictions relating to its current ratio (1.2:1.0), liabilities to net worth (1.5:1.0), tangible net worth ($88,222) and interest coverage (2.0x). The Company was in compliance with all covenants for the period ending February 28, 1995. Three irrevocable letters of credit totalling $4,790 were outstanding, which reduced the available borrowings to $20,210 at February 28, 1995.

   The subordinated convertible notes ("Notes") bear interest at the reference rate of the unsecured bank credit agreement, subject to a maximum interest rate of 14%, and are convertible, at the request of the Noteholders, into shares of the Company's common stock at the rate of $10.22 of principal per share. The final principal redemption payment of $436 is required in fiscal 1996. The payment of principal and interest on these Notes is subordinate to the payment of all other Company creditors. A maximum of 42,616 shares of common stock have been reserved for the conversion option contained in the Notes.

Note 6: Leases

The Company leases one manufacturing facility and some machinery and equipment under capital leases that include renewal options. Another manufacturing facility and other equipment are leased under non-cancelable operating leases.

   The Walbridge, Ohio facility lease contains certain covenants with which the Company is in compliance. The Company subleases its interest in this facility to the Partnership. The sublease contains substantially the same terms and conditions as the lease, with the monthly payment paid directly to the lessor by the Partnership. The Company has assigned all of its rights under the sublease to the lessor. The Company also has agreed to purchase the mortgage loan on the facility in the event of default by the lessor.

   Some leases also contain escalation provisions based upon specified inflation indices. The table below presents future minimum lease payments and sublease income.

Minimum Lease          Capital  Sublease  Operating
Payments               Leases    Income    Leases
                       -------  --------  ---------
1996.................  $ 2,357   $ 2,354    $ 1,717
1997.................    2,364     2,363      1,078
1998.................    2,373     2,373        137
1999.................    1,440       992        110
2000.................      768         -         89
2001 and thereafter..    2,497         -        253
                       -------   -------    -------
Total Minimum
 Lease Payments......  $11,799   $ 8,082    $ 3,384
                                 =======    =======
Amount Representing
 Interest............    3,399
                       -------
Present Value
 of Minimum Lease
 Payments............  $ 8,400
                       =======

                                               MATERIAL SCIENCES CORPORATION  31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data)
- - --------------------------------------------------------------------------------
Material Sciences Corporation and Subsidiaries


Amortization of leased property was $980 in fiscal 1995, $971 in fiscal 1994, and $1,165 in fiscal 1993.

   Total rental expense under operating leases was $2,511 in fiscal 1995, $2,145 in fiscal 1994, and $1,892 in fiscal 1993.

Note 7: Retirement Plans

The Company has non-contributory defined benefit and defined contribution pension plans that cover a majority of its employees. The Company funds amounts required to meet ERISA funding requirements for the defined benefit plans. The Company makes an annual contribution for the defined contribution plans after the end of each calendar year for the amount earned by participating employees during that preceding calendar year. In addition to the benefits previously described, some Company officers participate in a non-contributory supplemental pension plan.

   Certain of the Company's defined benefit plans have been merged and frozen pending termination. These plans were replaced with defined contribution plans. The discount rate used for the merged and frozen plans is 7.5% to 8.0% in 1995 and 6.0% in 1994 and 1993. For plans that have not been frozen, the discount rate was 8.0% in all years presented. The following tables detail the defined benefit and non-contributory supplemental pension plans.

                                  For the years ended
                                     February 28,
Components of Net Periodic      ---------------------
Pension Cost                     1995    1994    1993
                                -----   -----   -----
Service Cost Benefits Earned
 During the Period............  $ 353   $ 375   $ 680
Interest Cost on Projected
 Benefit Obligation...........    737     675     671
Actual Return on Assets.......   (612)   (594)   (550)
Net Amortization
 and Deferral.................     41      81     120
Adjustment to Recognize
 Minimum Liability............      -       -      92
Adjustment for Curtailment....      -       -    (117)
                                -----   -----   -----
Net Periodic Pension Cost.....  $ 519   $ 537   $ 896
                                =====   =====   =====

                                 For the years ended
Assumptions Used in                  February 28,
Determining the Plan's          ---------------------
Funded Status                    1995    1994    1993
                                -----   -----   -----
Expected Long-Term
 Rate of Return on Assets.....   8.0%    8.0%    8.0%
Rate of Increase in
 Compensation Levels..........   6.0%    6.0%    6.0%

                                  February 28,
                       -----------------------------------
                         Plans Whose        Plans Whose
                        Assets Exceed       Accumulated
                         Accumulated      Benefits Exceed
Pension Plans'             Benefits           Assets
Funded Status           1995     1994      1995     1994
                       -------  -------  --------  -------
Plan Assets
 at Fair Value.......  $5,643   $5,264    $1,966   $2,315
                       ======   ======    ======   ======
Accumulated
 Benefit Obligation
   Vested............  $3,977   $4,312    $3,853   $3,953
   Unvested..........     808      931       579      593
                       ------   ------    ------   ------
Accumulated Benefit
 Obligation..........  $4,785   $5,243    $4,432   $4,546

Additional Benefits
 Based on
 Projected Salary
 Levels..............       -        -       914    1,021
                       ------   ------    ------   ------
Projected Benefit
 Obligation..........  $4,785   $5,243    $5,346   $5,567
                       ------   ------    ------   ------
Projected Benefit
 Obligation in
 Excess of (Less
 Than) Plan Assets...  $ (858)  $  (21)   $3,380   $3,252
Unrecognized
 (Loss) Gain.........     338     (395)     (132)     170
Prior Service Cost...    (112)       -      (369)    (824)
Unrecognized Net
 Obligation on
 March 1.............      18        -       (47)     (32)
Adjustment to
 Recognize
 Minimum
 Liability...........       -        -       297      220
                       ------   ------    ------   ------
Pension (Asset)
 Liability
 Recognized in
 the Consolidated
 Balance Sheets......  $ (614)  $ (416)   $3,129   $2,786
                       ======   ======    ======   ======

The Company sponsors defined contribution plans for certain salaried and hourly employees based upon a percentage of the employees' covered earnings as provided for in the plan. The cost of this plan was $1,296 in fiscal 1995, $958 in fiscal 1994, and $90 in fiscal 1993.

   The Company provides its retired employees with certain post-retirement health care benefits, which the Company may periodically amend or modify. Substantially all employees may be eligible for these benefits if they reach normal retirement age while employed by the Company. In fiscal 1993, the Company established a reserve of $2,037 to immediately recognize the cost of post-retirement benefits that may eventually be paid. This cumulative effect of accounting change ($1,283 net of income taxes) was made in accordance with SFAS 106 "Employers' Accounting for Post-Retirement Benefits Other Than Pensions" and charged retroactively to the first quarter of 1993. Prior to 1993, the Company recognized post-retirement health care costs in the year the benefits were paid. The Company assumed $887 of active participant accumulated post-retirement obligations relating to the Middletown facility acquisition in fiscal 1994. Payments for post-retirement health care benefits were $95 in fiscal 1995, $112 in fiscal 1994, and $102 in fiscal 1993.

32  MATERIAL SCIENCES CORPORATION

   The following table presents a reconciliation of the funded status of the plan to the accrued benefit cost:

Accumulated Post-Retirement                                                     February 28,
Benefit Obligations                                                          1995          1994
                                                                           ------        ------
Retirees...............................................................    $  709        $  959
Other Fully Eligible Participants......................................       266           127
Other Active Participants..............................................       468           653
                                                                           ------        ------
Accumulated Post-Retirement
 Benefit Obligation....................................................    $1,443        $1,739
Unrecognized Net Gain and
 Prior Service Cost....................................................     1,683         1,384
                                                                           ------        ------
Accrued Post-Retirement
 Benefit Cost..........................................................    $3,126        $3,123
                                                                           ======        ======

                                                                                  For the years ended
Net Periodic Post-                                                                    February 28,
Retirement Benefit Cost                                                          1995     1994     1993
                                                                                -----     ----     ----
Service Cost...........................................................         $  73     $ 49     $102
Interest Cost on
 Accumulated
 Benefit Obligation....................................................           104      132      158
Net Amortization
 and Deferral..........................................................           (79)     (28)       -
                                                                                -----     ----     ----
Net Periodic
 Post-Retirement
 Benefit Cost..........................................................         $  98     $153     $260
                                                                                =====     ====     ====

The discount rate used in determining the accumulated post-retirement benefit obligation was 8% in 1995, 1994 and 1993.

   The Company continues to review its post-retirement benefits, incorporating actual and anticipated benefit changes. In determining the present value of the accumulated post-retirement benefit obligation, of which only a minor amount has been funded, and net cost, MSC used a 10% to 15% health care cost trend rate decreasing until leveling off at 5% in Year 2010.

   A 1% increase in the assumed health care cost trend rate would increase the Accumulated Post-Retirement Benefit Obligation as of February 28, 1995 by approximately $262 and the total of the service and interest cost components of net post-retirement health care cost for the year then ended by approximately $42.

Note 8: Shareholders' Equity

The table presented below reconciles                               Additional
the Shareholders' Equity accounts.               Common Stock         Paid-In   Retained     Treasury Stock
                                                   Shares  Amount     Capital   Earnings     Shares    Amount
                                              -----------  ------  ----------  ---------  ---------  --------
Balance February 29, 1992...................   8,307,020     $166     $15,572   $29,641   (459,099)  $(3,380)
Net Income..................................           -        -           -     7,617          -         -
July Public Offering of Common Stock........   1,807,400       36      21,556         -          -         -
Other Sale of Common Stock..................     126,537        3         898         -          -         -
Compensatory Effect of Stock Plans..........      (7,401)       -       1,202         -          -         -
Repayment of Officer Promissory Notes.......           -        -           7         -          -         -
                                              ----------     ----     -------   -------   --------   -------
Balance February 28, 1993...................  10,233,556     $205     $39,235   $37,258   (459,099)  $(3,380)
Net Income..................................           -        -           -    11,802          -         -
Sale of Common Stock........................      91,995        2         954         -          -         -
Compensatory Effect of Stock Plans..........     139,604        3         385         -          -         -
                                              ----------     ----     -------   -------   --------   -------
Balance February 28, 1994...................  10,465,155     $210     $40,574   $49,060   (459,099)  $(3,380)
Net Income..................................           -        -           -    16,740          -         -
Sale of Common Stock........................      85,324        1       1,014         -          -         -
Compensatory Effect of Stock Plans..........      31,700        -         647         -          -         -
Tax Benefit from Exercise of Stock Options..           -        -         541         -          -         -
Impact of Stock Dividend....................   5,256,895      106           -      (109)  (229,549)        -
                                              ----------     ----     -------   -------   --------   -------
Balance February 28, 1995...................  15,839,074     $317     $42,776   $65,691   (688,648)  $(3,380)
                                              ==========     ====     =======   =======   ========   =======

                                               MATERIAL SCIENCES CORPORATION  33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data)
- - -------------------------------------------------------------------------------
Material Sciences Corporation and Subsidiaries

Note 9: Equity Plans

The Company maintains various director and employee stock plans. On February 28, 1995, the Company had either granted options, awarded restricted stock, or sold stock totalling 2,902,307 shares out of a maximum of 3,600,000 authorized for all plans.

   Options granted under the 1985 plan have been for the purchase of shares of common stock at 75% or 100% of the fair market value at the grant date. The options expire after five or ten years from the date of grant and vest ratably over five years.

   Options granted under the 1992 Omnibus plan have been for the purchase of common stock at 100% of the fair market value at the grant date. The options expire after 10 years from the date of grant and vest at the end of two or more years from the date of grant.

   A summary of transactions under the stock option plans is presented below.

Stock Option                                       Key                  Option
Activity                    Directors        Employees         Price Per Share
                           ----------        ---------        ----------------
Outstanding at
 February 29,
 1992................         128,925          326,475        $ 4.95 to $ 7.11
Granted..............               -          749,700             $10.05
Exercised............         (47,025)         (79,875)       $ 4.95 to $ 7.11
Cancelled............         (14,400)          (6,750)       $ 4.95 to $10.05
                              -------        ---------
Outstanding at
 February 28,
 1993................          67,500          989,550        $ 4.95 to $10.05
Granted..............          54,000          351,900        $11.42 to $15.00
Exercised............         (13,500)         (67,500)       $ 5.28 to $ 6.00
Cancelled............               -          (90,150)       $10.05 to $14.25
                              -------        ---------
Outstanding at
 February 28,
 1994................         108,000        1,183,800        $ 4.95 to $15.00
Granted..............               -           47,550        $14.67 to $17.33
Exercised............          (3,600)         (37,000)       $ 4.95 to $10.05
Cancelled............               -           (7,500)           $14.25
                              -------        ---------
OUTSTANDING AT
FEBRUARY 28,
 1995................         104,400        1,186,850        $ 4.95 to $17.33
                              =======        =========        ================
EXERCISABLE AT
FEBRUARY 28,
 1995................          39,600          756,350
                              =======        =========

Shares of restricted stock are awarded in the name of the employee, who has all rights of a shareholder, subject to certain restrictions or forfeitures. Shares issued prior to 1992 vested in 1993 or 1994 based on the achievement of certain performance based criteria specified in the plan or upon the passage of time. Restricted shares issued in 1994 and 1995 generally expire and vest over a five to eight year period and are subject to accelerated vesting if the market value of the Company's stock exceeds the levels specified in the plan. As an incentive to participants to retain these shares upon vesting, the Company granted a matching option at fair market value that vests two years after the vesting of the restricted stock if that restricted stock is still held by the participant. The number of options and price per share are included in the stock option activity table above. The market value of the restricted shares is amortized to compensation expense over the period in which the shares vest based upon the passage of time. In the event of accelerated vesting due to the achievement of market value appreciation as defined by the plan, the recognition of the unamortized expense would be accelerated.

   A summary of transactions under the restricted stock plans is presented below.

                                                           Key
Restricted Stock Activity                            Employees
                                                    ----------
Unvested at February 29, 1992.....................     342,562
Granted...........................................           -
Vested............................................    (100,161)
Cancelled.........................................     (11,101)
                                                      --------
Unvested at February 28, 1993.....................     231,300
Granted...........................................     231,750
Vested............................................    (216,756)
Cancelled.........................................     (22,344)
                                                      --------
Unvested at February 28, 1994.....................     223,950
Granted...........................................      47,550
Vested............................................           -
Cancelled.........................................      (1,500)
                                                      --------
UNVESTED AT FEBRUARY 28, 1995.....................     270,000
                                                      ========

Compensation effects arising from the difference between market and exercise prices at date of option grant or restricted stock issuance were $647 in 1995, $388 in 1994 and $1,202 in 1993, and have been charged against income and recorded as Additional Paid-In Capital.

   The Employee Stock Purchase Plan permits eligible employees to purchase shares of common stock at 85% of the lower fair market value of the stock as of two measurement dates six months apart. During fiscal years 1995, 1994 and 1993; 53,382, 56,993 and 63,161 shares, respectively, were sold to employees under this plan.

   On July 2, 1986, the Company issued a dividend of one right for each outstanding common share to shareholders of record on that date. Each right entitles the holder, upon the occurrence of certain events relating to changes in ownership of the Company, to buy from the Company two thirds of one share of Series A junior participating preferred stock for $80.00 per share. If the Company is involved in a business combination or other defined transaction, the rights holders will be entitled to buy certain stock of the acquiring company. Alternatively, upon the occurrence of defined events, rights owned by certain shareholders would become exercisable for a defined number of shares of common stock of the Company. The Company is entitled to redeem the rights at $0.022 per right under certain circumstances. The rights expire on July 1, 1996.

34  MATERIAL SCIENCES CORPORATION

Note 10: Interest Expense

The table presented below analyzes the components of interest expense.

                                                      For the years ended
                                                          February 28,
Interest Expense                                    1995      1994     1993
                                                    -----     -----    -----
Capital Leases, Net.............................    $   -     $   -    $  46
Other...........................................      124       112      300
Capitalized.....................................      (60)        -        -
                                                    -----     -----    -----
Total...........................................    $  64     $ 112    $ 346
                                                    =====     =====    =====

Capital Leases, Net, excludes interest expense of $869, $888, and $1,068 for fiscal years 1995 through 1993, respectively, relating to the Walbridge, Ohio facility. This facility is subleased to the Partnership. The interest expense and amortization relating to this lease is reduced by sublease income received from the Partnership, and the net result is included in Other, Net.

Note 11: Income Taxes

In February 1992, the FASB issued SFAS No. 109, "Accounting for Income Taxes," requiring the Company to change its method of accounting for income taxes to an asset and liability approach. This new standard was implemented by the Company as of March 1, 1992. Implementation caused no material effect upon the Company's financial statements.

   Deferred income taxes are provided for differences arising between financial and taxable income resulting primarily from the use of accelerated cost recovery methods and certain transactions which are deferred for recognition until economic occurrence of the event.

   The components of the provision for income taxes and a reconciliation between the statutory rate for federal income taxes and the effective tax rate are summarized and presented below.

                                                      For the years ended
                                                         February 28,
Tax Provision                                        1995     1994      1993
                                                   -------   -------   ------
Current:
 Federal.........................................  $ 8,130   $ 7,053   $3,731
 State...........................................    1,363     1,246      896
                                                   -------   -------   ------
                                                   $ 9,493   $ 8,299   $4,627
Deferred:
 Federal.........................................      852      (907)     707
 State...........................................      134      (162)     (99)
                                                   -------   -------   ------
                                                   $   986   $(1,069)  $  608
                                                   -------   -------   ------
Total Provision..................................  $10,479   $ 7,230   $5,235
                                                   =======   =======   ======


                                                         For the years ended
                                                             February 28,
Tax Rate Reconciliation                                  1995    1994    1993
                                                         ----    ----    ----
Federal Statutory Rate.................................  35.0%   35.0%   34.0%
State and Local Taxes, Net
 of Federal Tax Benefit................................   5.5     5.7     5.6
Prior Years' Claim Refunds.............................     -       -    (2.0)
Research and Development
 Tax Credits...........................................  (0.7)   (1.2)      -
Tax Exempt Interest Income.............................  (0.4)   (0.6)   (0.8)
Other, Net.............................................  (0.9)   (0.9)    0.2
                                                         ----    ----    ----
Effective Income Tax Rate..............................  38.5%   38.0%   37.0%
                                                         ====    ====    ====

Temporary differences and carryforwards that give rise to deferred tax (assets) and liabilities are as follows:

                                                            February 28,
                                                         1995          1994
                                                       -------       --------
Property and Equipment...............................  $13,821       $  9,795
Reserves not Deductible Until Paid...................   (3,668)        (4,183)
Employee Benefit Liabilities.........................   (2,945)        (2,809)
Deferred State Income Taxes, Net.....................    1,155          1,763
Capital Loss Carryforward............................        -         (1,620)
Other................................................      141          2,341
                                                       -------       --------
 Subtotal............................................  $ 8,504       $  5,287
Valuation Allowances.................................        -          1,620
                                                       -------       --------
Deferred Tax Liabilities, Net........................  $ 8,504       $  6,907
                                                       =======       ========

In connection with the adoption of SFAS No. 109, valuation allowances were established for uncertainties in realizing the tax benefit of a capital loss carryforward which expired in 1995.

   Deferred Tax Liabilities, Net, have been recorded on the Company's balance sheet as follows:

                                                               February 28,
                                                              1995     1994
                                                            -------   -------
Long-Term Liabilities --
  Deferred Income Taxes...................................  $10,750   $12,704
Current Assets -- Prepaid Taxes...........................   (2,246)   (5,797)
                                                            -------   -------
                                                            $ 8,504   $ 6,907
                                                            =======   =======

Note 12: Summary of Quarterly Data
(Unaudited)

The table presented below is a summary of quarterly data for the years ended February 28, 1995 and 1994.

                                            First    Second   Third    Fourth
1995                                        Quarter  Quarter  Quarter  Quarter
                                            -------  -------  -------  -------
NET SALES.................................. $58,822  $59,415  $56,798  $52,623
GROSS PROFIT...............................  15,050   15,589   16,776   14,756
NET INCOME.................................   4,081    4,463    4,600    3,596

NET INCOME
 PER SHARE................................. $  0.27  $  0.29  $  0.30  $  0.24

1994
Net Sales.................................. $41,615  $47,658  $48,282  $50,146
Gross Profit...............................   9,918   11,197   11,222   13,415
Net Income.................................   2,515    3,125    2,766    3,396
Net Income
 Per Share................................. $  0.17  $  0.21  $  0.19  $  0.22

The summation of the fiscal 1994 quarterly earnings per share differs from the annual computation of earnings per share due to the timing of stock transactions.

                                               MATERIAL SCIENCES CORPORATION  35

SELECTED FINANCIAL DATA
- - --------------------------------------------------------------------------------
Material Sciences Corporation and subsidiaries




(Dollars and numbers of
shares in thousands,
except per share data)                               1995      1994      1993
                                                   --------  --------  --------
Operating Results
Net Sales........................................  $227,658  $187,701  $156,230
Gross Profit.....................................    62,171    45,752    38,828
Selling, General and Administrative Expenses.....    35,679    27,409    24,992
Income from Operations...........................    26,492    18,343    13,836
Net Income (Loss)(1)(2)(3).......................    16,740    11,802     7,617
Per Share Information:(4)........................
 Net Sales.......................................  $  14.94   $ 12.47  $  11.67
 Net Income (Loss)...............................      1.10      0.78      0.56
 Cash Dividends..................................         -         -         -
 Shareholders' Equity............................      6.92      5.74      5.48
 Market Price:...................................
  High...........................................  $  17.75  $  17.63  $  12.00
  Low............................................  $  13.75  $  10.63  $   7.88
  Close..........................................  $  15.88  $  17.63  $  11.00
 P/E (High)......................................      16.1x     22.6x     21.4x
 P/E (Low).......................................      12.5x     13.6x     14.1x
                                                   --------  --------  --------
Financial Position
Total Assets.....................................  $172,357  $151,592  $128,711
Working Capital..................................    22,706    29,026    37,749
Net Property, Plant and Equipment................    92,913    72,048    52,151
Long-Term Debt, Less Current Portion.............     6,933     8,853    10,696
Shareholders' Equity.............................   105,404    86,464    73,318
Total Capital Invested...........................   114,240    97,087    85,689
                                                   --------  --------  --------
Key Ratios
Gross Profit as a % of Net Sales.................      27.3%     24.4%     24.9%
SG&A Expenses as a % of  Net Sales...............      15.7%     14.6%     16.0%
Income From Operations as a % of Net Sales.......      11.6%      9.8%      8.9%
Net Income (Loss) as a % of Net Sales............       7.3%      6.3%      4.9%
Research and Development  as a % of Net Sales....       2.4%      2.1%      2.0%
Effective Income Tax Rate........................      38.5%     38.0%     37.0%
Current Ratio....................................       1.6       1.9       2.5
Long-Term Debt to Shareholders' Equity...........       6.6%     10.2%     14.6%
Outstanding Debt as a % of Total Capital Invested       7.7%     10.9%     14.4%
Return on Average Shareholders' Equity...........      17.4%     14.8%     13.2%
Return on Average Total Capital Invested.........      15.8%     12.9%     10.6%
                                                   --------  --------  --------

Other Statistics
Capital Expenditures, Net........................  $ 29,374  $ 14,894  $ 11,444
Cash Flows Before Financing Activities(5)........    (5,339)  (10,789)    4,677
Depreciation and Amortization....................     8,747     7,385     6,455
Sales per Employee...............................       246       227       231
Weighted Average Number of Common
  and Common Equivalent Shares Outstanding(4)....    15,241    15,057    13,383
Shareholders of Record...........................     1,110       796       891
Number of Employees..............................       925       826       675

(1) MSC recorded a pretax special charge against income of $2,000 during the fourth quarter of 1991 to provide for a management reorganization. In 1990, the Company recorded pretax special charges of $13,377 against income for the restructuring of its investment in metallizing and coating operations and $4,750 for environmental matters.
(2) Total Other (Income) and Expense for 1990 includes a pretax loss of $23,490 on the disposition of its former subsidiary, Scharr Industries, Inc.
(3) In 1993, MSC recorded the cumulative effect of adopting SFAS No. 106 and No. 109, which reduced net income by $1,283 net of income taxes or $0.11 per share.
(4) The above data has been restated to reflect two separate one-half share per share dividends to shareholders of record on March 16, 1992 and June 30, 1994.
(5) This figure represents net cash provided by operating activities less net cash used in investing activities. The 1994 figure includes a cash outflow of $14,504 for the investment in acquired facility.

NM: Not meaningful.

36  MATERIAL SCIENCES CORPORATION

                                    Fiscal Year
- - --------------------------------------------------------------------------------------
    1992       1991       1990        1989       1988       1987       1986       1985
- - --------   --------   --------    --------   --------   --------   --------   --------
$142,599   $139,459   $152,747    $172,393   $152,305   $126,270   $113,704   $102,964
  34,359     33,529     26,793      34,876     29,944     24,329     32,908     31,486
  22,710     22,556     22,824      20,272     18,151     14,070     10,198      8,993
  11,649      8,973    (14,158)     14,604     11,793     10,259     22,710     22,493
   7,141      4,688    (30,417)      7,874      5,668      6,480     10,708     10,118

$  12.67   $  12.56   $  13.61    $  15.35   $  13.14   $  10.82   $   9.89   $   9.06
    0.63       0.42      (2.71)        .70       0.49       0.56       0.93       0.89
       -          -          -           -          -          -          -          -
    3.73       2.79       2.27        5.04       4.14       3.79       3.22       2.29

$  10.38   $   7.63   $   7.75    $   8.88   $  12.13   $  12.63   $   8.63   $   8.50
$   4.88   $   4.13   $   5.00    $   6.00   $   4.75   $   7.50   $   5.75   $   3.88
$  10.38   $   5.25   $   5.00    $   7.00   $   6.75   $  11.00   $   8.00   $   7.63
    16.5x      18.2x        NM        12.7x      24.8x      22.6x       9.3x       9.6x
     7.7x       9.8x        NM         8.6x       9.7x      13.4x       6.2x       4.4x

- - --------   --------   --------    --------   --------   --------   --------   --------

$100,967   $104,233   $110,801    $131,407   $117,631   $112,617   $141,839   $ 82,868
   9,709     17,369     23,191      24,088     12,877      8,935     10,646      6,736
  47,163     46,019     42,966      56,860     52,026     49,081     94,901     53,499
  13,801     29,400     42,370      37,434     33,826     32,955     76,396     39,099
  41,995     30,949     25,477      56,583     48,017     44,263     37,004     26,033
  58,032     62,118     70,072      96,119     84,767     80,697    116,633     66,380

- - --------   --------   --------    --------   --------   --------   --------   --------

    24.1%      24.0%      17.5%       20.2%      19.7%      19.3%      28.9%      30.6%
    15.9%      16.2%      14.9%       11.8%      11.9%      11.2%       9.0%       8.7%
     8.2%       6.4%      (9.3%)       8.5%       7.7%       8.1%      20.0%      21.8%
     5.0%       3.4%     (19.9%)       4.6%       3.7%       5.1%       9.4%       9.8%
     2.0%       1.8%       1.5%        1.1%       1.6%       1.2%       1.6%       1.1%
    39.0%      40.0%      22.1%       39.3%      40.9%      17.7%      49.2%      49.6%
     1.4        1.7        1.9         2.0        1.5        1.3        1.4        1.5
    32.9%      95.0%     166.3%       66.2%      70.4%      74.5%     206.5%     150.2%
    27.6%      50.2%      63.6%       41.1%      43.4%      45.1%      68.3%      60.8%
    19.6%      16.6%        NM        15.1%      12.3%      15.9%      34.0%      48.3%
    11.9%       7.1%        NM         8.7%       6.9%       6.6%      11.7%      18.1%

- - --------   --------   --------    --------   --------   --------   --------   --------

$  8,333   $  7,558   $  9,633    $ 10,150   $  7,661   $  7,134   $  6,495   $  1,557
  11,060     11,840     (7,374)     (3,600)     5,358     41,248    (33,431)    (8,076)
   6,383      5,673      6,710       6,108      5,509      4,979      3,882      3,454
     223        212        228         216        198        173        196        209

  11,259     11,106     11,226      11,228     11,588     11,672     11,492     11,366
     750        856        824       1,316      1,433      1,537      1,853      1,859
     639        657        670         797        771        730        579        492

                                               MATERIAL SCIENCES CORPORATION  37