Form 10-K, Exhibit 13
period 1996-02-29
MATERIAL SCIENCES CORP
filed 1996-05-28
CIK 755003

                                  Exhibit 13

                         Annual Report To Shareowners

                     (Except as specifically incorporated
                      herein by reference, this document
                       shall not be deemed "filed" as a
                    part of this Form 10-K Annual Report.)

RESPONSIBILITY FOR FINANCIAL STATEMENTS

William H. Vrba, Senior Vice President,
Chief Financial Officer, and Secretary

[PHOTO OF WILLIAM H. VRBA APPEARS HERE]


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

   The financial statements have been audited by Arthur Andersen LLP, the Company's independent public accountants, whose report appears to the right. Our independent public accountants' responsibility is to examine the financial statements in accordance with generally accepted auditing standards and to express their opinion on the fairness of the presentation of the statements.

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

G. Robert Evans
Chairman and Chief Executive Officer

William H. Vrba
Senior Vice President,
Chief Financial Officer, and Secretary


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareowners and Board of Directors of Material Sciences Corporation:

   We have audited the accompanying consolidated balance sheets of Material Sciences Corporation (a Delaware Corporation) and subsidiaries as of February 29, 1996, and February 28, 1995, and the related consolidated statements of income and cash flows for each of the three fiscal years in the period ended February 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Material Sciences Corporation as of February 29, 1996, and February 28, 1995, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 29, 1996, in conformity with generally accepted accounting principles.

/s/ ARTHUR ANDERSEN LLP

Arthur Andersen LLP

Chicago, Illinois,
April 17, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (In thousands)

Material Sciences Corporation and Subsidiaries


                                                                            For the fiscal years ended February 28 or 29,
                                                    ---------------------------------------------------------------------
Net Sales Summary                                            1996                    1995                    1994
- -------------------------------------------------   ---------------------   ---------------------    --------------------
PRODUCT GROUP                                        DOLLARS     PERCENT     Dollars     Percent      Dollars     Percent
                                                    --------     --------   --------     --------    --------     -------
Laminates and Composites..........................  $ 56,790          24%   $ 57,722          25%    $ 46,266         25%
Specialty Films...................................    23,662          10%     19,134           8%      16,979          9%
Coil Coating......................................   100,652          43%    101,206          45%      78,320         42%
Electrogalvanizing................................    55,046          23%     49,596          22%      46,136         24%
                                                    --------     --------   --------     --------    --------     -------
                                                    $236,150         100%   $227,658         100%    $187,701        100%
                                                    ========     ========   ========     ========    ========     =======

                                                                            For the fiscal years ended February 28 or 29,
                                                                                            -----------------------------
Results of Operations                                                                        1996         1995       1994
- ------------------------------------------------------------------------------------------  ------       ------     ------
Net Sales.................................................................................  100.0%       100.0%     100.0%
Cost of Sales.............................................................................   74.1         72.7       75.6
                                                                                            ------       ------     ------
Gross Profit..............................................................................   25.9%        27.3%      24.4%
Selling, General and Administrative Expenses..............................................   15.9         15.7       14.6
Special Charge............................................................................    1.7           --         --
                                                                                            ------       ------     ------
Income from Operations....................................................................    8.3%        11.6%       9.8%
Total Other (Income) and Expense, Net.....................................................    0.1         (0.3)      (0.3)
                                                                                            ------       ------     ------
Income Before Income Taxes................................................................    8.2%        11.9%      10.1%
Income Taxes..............................................................................    3.1          4.6        3.8
                                                                                            ------       ------     ------
Net Income................................................................................    5.1%         7.3%       6.3%
                                                                                            ======       ======     ======

Material Sciences Corporation ("MSC" or "Company") operates in one business segment comprised of the following four product groups: laminates and composites, specialty films, coil coating and electrogalvanizing.

   The preceding tables provide a summary of net sales and the percent of net sales of MSC's product groups, and a summary of MSC's results of operations as a percent of net sales.

Fiscal 1996 Compared with Fiscal 1995

Net Sales
Net sales in fiscal 1996 grew 3.7% over fiscal 1995. Sales of laminates and composites and coil coating declined 1.6% and .5%, respectively. Specialty films and electrogalvanizing grew 23.7% and 11.0%, respectively. Included in the above are specialty films sales from the September 7, 1995, acquisition of Solar Gard International, Inc. ("SGI") and coil coating sales from the June 30, 1993, acquisition of the coil coating facility from AK Steel Corporation in Middletown, Ohio.

Laminates and Composites

Fiscal 1996 net sales of laminates and composites declined 1.6% to $56,790 from $57,722 in fiscal 1995. Sales of Polycore Composites(R) decreased due to lower sales to Chrysler. Partially offsetting the shortfall in Polycore Composites(R) was significant growth in non-automotive uses including disk drive covers. Sales of disc brake noise damper materials increased significantly from the previous fiscal year as a result of increased aftermarket demand, as well as a steady increase in original equipment manufacturer ("OEM") sales during the year. In the high-reflective lighting fixture market, Specular+(R) sales decreased from fiscal 1995 due to increased competitive pressure and a decline in OEM requirements.

Specialty Films

Specialty films net sales increased 23.7% to $23,662 in fiscal 1996 from $19,134 in fiscal 1995 due to the acquisition of SGI, increased domestic and international demand for solar control and safety window film, offset by lost sales from a West Coast distributor terminated in fiscal 1995. Increased productivity and quality improvements also contributed to the increase in sales over the prior fiscal year, as MSC was better able to meet seasonal demand.

   On September 7, 1995, a subsidiary of MSC acquired all of the outstanding capital stock of SGI. Headquartered in Largo, Florida, SGI was the largest independent distributor of professionally installed solar control window film products in the world. It was also MSC's largest distributor, with a relationship going back to 1980. SGI had eight wholly owned distribution centers across the United States, one center each in Canada and England, and a joint venture operation in Singapore. Subsequent to the acquisition, SGI expanded in California (two distribution centers) and Florida (South American export center). SGI currently distributes product in over 50 countries.


                           [PIE CHARTS APPEAR HERE]

Net Sales by Product Group
in thousands of dollars

         1996 Total 236,150

Laminates and Composites        56,790
Specialty Films                 23,662
Coil Coating                   100,652
Electrogalvanizing              55,046


         1995 Total 227,658

Laminates and Composites        57,722
Specialty Films                 19,134
Coil Coating                   101,206
Electrogalvanizing              49,596


         1994 Total 187,701

Laminates and Composites        46,266
Specialty Films                 16,979
Coil Coating                    78,320
Electrogalvanizing              46,136

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (In thousands)

Material Sciences Corporation and Subsidiaries


   During the first quarter of fiscal 1997, the Company entered into a tentative agreement to purchase certain assets of a distributor of solar control window film products in the Western U.S. and throughout the world. The Company anticipates this transaction will be completed during the first quarter of fiscal 1997.

Coil Coating

Coil coating net sales of $100,652 in fiscal 1996 were flat with fiscal 1995. Coil coating sales were affected by lingering effects of customer inventory adjustments related to a scheduled 52 day shutdown of MSC's Middletown, Ohio facility occurring in the fourth quarter of fiscal 1995. In addition, price competition in the industry was partially offset by an increase in the sales of clutch plate materials that were sold as a package. Package sales include both coating and metal components. Sales declines were experienced in the truck trailer, swimming pool and the heating and air conditioning areas. During the fourth quarter of fiscal 1996, pricing stabilized and backlog increased from the previous quarter.

   New construction of a high-speed coil coating line in Elk Grove Village, Illinois, is scheduled for completion in the fourth quarter of fiscal 1997. This facility will increase MSC's capacity and ability to compete as a low cost producer in current and new markets.

Electrogalvanizing

MSC participates in the electrogalvanizing market through Walbridge Coatings (the "Partnership"), a partnership among subsidiaries of MSC, Bethlehem Steel Corporation ("Bethlehem" or "BSC") and Inland Steel Industries, Inc. ("Inland"). MSC's net sales for electrogalvanizing consist of various fees charged to the Partnership for operating the facility. Bethlehem and Inland are primarily responsible for the sales and marketing activities of the Partnership. The Company's primary financial benefits from the Partnership are the revenues billed to Walbridge Coatings for operating the facility. These revenues represent 23%, 22% and 24% of the Company's net sales in fiscal 1996, 1995 and 1994, respectively. The profitability for operating the facility is comparable to the Company's overall operating results. Under the equity method of accounting, the Company includes its portion of the Partnership net loss in Equity in Results of Partnership shown in the Consolidated Statements of Income. The amounts do not directly correlate to the Company's 50% ownership interest due to contractual allocation requirements of the Partnership agreement.

   MSC's electrogalvanizing sales increased 11.0% to $55,046 in fiscal 1996 from $49,596 in fiscal 1995, while electrogalvanizing volume increased 6.2% to 453,710 tons in fiscal 1996 from 427,133 tons in the prior fiscal year. The increase in sales and volume over the previous fiscal year resulted from increased sales efforts, pricing and improved yields.

   The sales and marketing responsibilities of the Partnership are split between Bethlehem and Inland at approximately 77% and 23%, respectively. During fiscal 1996, Inland utilized only 10% of available production line time rather than its 23% share. Bethlehem and other customers utilized this additional available line time. In addition to Bethlehem's historic production, BSC transferred its in-house electrogalvanizing production from its Burns Harbor facility to Walbridge Coatings. Inland is reviewing its future involvement in the Partnership, and therefore, there is no assurance that Inland will utilize its 23% share of available line time on a long-term basis. The Company believes that any short-term disruption in volume that might be caused by a reduction in Inland's line time requirements could be replaced by additional volume from Bethlehem and other customers.

GROSS PROFIT

MSC's gross profit percentage decreased from 27.3% in fiscal 1995 to 25.9% in fiscal 1996. This percentage decline was due to lower line utilization, product mix and competitive pricing pressure, offset, in part, by improved manufacturing efficiencies. Significant capital expenditures have resulted in increased yields and line speeds, as well as reductions in set-up time and unscheduled downtime. The Company reached agreement with its insurers regarding a casualty and business interruption loss incurred in the fourth quarter of fiscal 1995. MSC recognized approximately $.7 million in operating income during the second quarter of fiscal 1996 for this matter.

                           [BAR CHART APPEARS HERE]

                            Gross Profit Percentage
                            -----------------------

                             1994            24.4%
                             1995            27.3%
                             1996            25.9%
                            -----------------------

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses increased to 15.9% of sales in fiscal 1996 from 15.7% in fiscal 1995, excluding the impact of a $4.2 million pretax special charge recorded in the third quarter of fiscal 1996. The increase in SG&A primarily was due to increased expenditures related to the SGI acquisition, continued strategic high-growth product marketing, research and development, and international marketing efforts, as well as some non-recurring increases in other administrative expenses. The special charge includes costs related to severance and other related expenses, and litigation expenses. The savings associated with the restructuring will positively affect the Company's gross margin, as well as operating expenses.

TOTAL OTHER (INCOME) AND EXPENSE, NET AND INCOME TAXES

Total other (income) and expense, net was an expense of $.1 million in fiscal 1996 and $.7 million of income in fiscal 1995. Interest income declined due to lower amounts of cash investments. Equity in results of partnership declined due to higher utilization by the partners replacing third party sales. MSC's effective tax rate for fiscal 1996 was approximately 38.2% compared with 38.5% in the prior year. In fiscal 1996, MSC benefited from the creation of a foreign sales corporation and research and development ("R&D") tax credits for its increasing investment in R&D. MSC expects comparable benefits in fiscal 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (In thousands)

Material Sciences Corporation and Subsidiaries

Fiscal 1995 Compared with Fiscal 1994

NET SALES

Net sales in fiscal 1995 grew 21.3% over fiscal 1994. Sales of laminates and composites grew 24.8%; specialty films 12.7%; coil coating 29.2%; and electrogalvanizing 7.5%. Included in the above are coil coating sales from the June 30, 1993, acquisition of the coil coating facility from AK Steel Corporation in Middletown, Ohio.

Laminates and Composites

Fiscal 1995 net sales of laminates and composites grew 24.8% to $57,722 from $46,266 in fiscal 1994. Sales of Polycore Composites(R) generated a significant increase over the previous year, boosted by new product applications and market expansion activities in both automotive and non-automotive end uses. In the high-reflective lighting fixture market, Specular+(R) sales increased from fiscal 1994 due to increased worldwide demand for energy-efficient lighting. Sales of disc brake noise damper materials were up from the previous fiscal year as a result of increased aftermarket demand, as well as a steady increase in original equipment manufacturer ("OEM") sales during the year.

Specialty Films

Specialty films net sales increased 12.7% to $19,134 in fiscal 1995 from $16,979 in fiscal 1994 due primarily to increased domestic and international demand for solar control window and safety film. Increased productivity and quality improvements also contributed to the increase in sales over the prior fiscal year, as MSC was better able to meet seasonable demand.

Coil Coating

Coil coating net sales grew 29.2% in fiscal 1995 to $101,206 from $78,320 in the prior fiscal year. The broad increase in sales was due largely to expanded market coverage and new product introductions. MSC benefited from a strong economy but also out performed the economy due to the conversion of new prepainted metals from post-manufacturing painting applications. The biggest sales advances came from heating and air conditioning, truck trailer, fuel tank and lighting areas.

   A portion of this coil coating sales increase is attributable to MSC's June 1993 acquisition of the Middletown coil coating facility. Comparable sales in this product group were up approximately 14.8% from the prior fiscal year. During the fourth quarter of fiscal 1995, the Middletown facility was shut down for 52 days for planned upgrading and expansion of that facility. The shutdown decreased sales and earnings in the fourth quarter of fiscal 1995.

Electrogalvanizing

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

   The sales and marketing responsibilities of the Partnership are split between Bethlehem and Inland at 77% and 23%, respectively. During fiscal 1995, Inland utilized only 17% of available production line time rather than its 23% share. Bethlehem and other customers utilized this additional available line time.

GROSS PROFIT

MSC's gross profit percentage increased to 27.3% in fiscal 1995 from 24.4% in fiscal 1994. This improvement was due to increasing higher value-added product mix, pricing, higher line utilization and improving manufacturing efficiencies. Significant capital expenditures have resulted in increased yields and line speeds, as well as reductions in set-up time and unscheduled downtime.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased to 15.7% of sales in fiscal 1995 from 14.6% in fiscal 1994. This increase was primarily due to increased expenditures for strategic purposes such as high-growth product marketing, research and development, and international marketing efforts, as well as some non-recurring increases in other administrative expenses.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (In thousands)

Material Sciences Corporation and Subsidiaries


                           [BAR CHART APPEARS HERE]

                           -------------------------
                              Operating Cash Flow
                           -------------------------
                            in millions of dollars

                             1994            18.6
                             1995            25.0
                             1996            19.5
                           -------------------------


Liquidity and Capital Resources

MSC generated $19.5 million of cash from operating activities in fiscal 1996 compared with $25.0 million in the prior fiscal year. An increased level of sales in the fourth quarter of fiscal 1996 over fiscal 1995 led to higher accounts receivable at year-end compared with the prior year. Increased inventory levels resulted from the SGI acquisition in the slow selling season and MSC's participation in package sales. MSC expects to reduce inventory levels during the next fiscal year because of available capacity and continued emphasis on shortening production lead times.

   In fiscal 1996, MSC invested $27.5 million in capital improvement projects compared with $29.4 million last year. Fiscal 1996's capital expenditures included the construction in process of a new coil coating line in Elk Grove Village, Illinois. Nearly all of fiscal 1996's capital expenditures were directly related to increasing MSC's efficiency or expanding new product and market opportunities.

   During the third quarter of fiscal 1996, MSC acquired all of the outstanding capital stock of SGI. Consideration for the purchase, including transaction costs and net of cash acquired, was $8.0 million in subordinated convertible notes and $.2 million in cash.

   On June 30, 1993, a subsidiary of MSC purchased from AK Steel Corporation, certain of the assets (including inventory) of its coil paint facility in Middletown, Ohio, for approximately $14.5 million, including acquisition related costs. Available cash was used to purchase the facility.

   The Company also plans to increase its capital expenditures to $46.3 million in fiscal 1997, including investments for completing the construction of the coil coating line in Elk Grove Village and the last phase of the Middletown facility upgrade.

   MSC's long-term debt, less current portion, increased at fiscal year-end 1996 to $16.8 million from $6.9 million in fiscal 1995, due to convertible debt issued in conjunction with the SGI acquisition and borrowings under the Company's line of credit. Long-term debt is expected to increase by approximately $10.0 million in fiscal 1997 as MSC utilizes its unsecured line of credit to finance a portion of its capital expenditure program.

   In fiscal 1995, the Company entered into a new $25 million unsecured line of credit that expires August 31, 1998. There was $4.8 million outstanding under this line of credit at February 29, 1996. The Company also has executed letters of credit totaling $4.9 million against the credit facility, leaving an available line of credit of $15.3 million at February 29, 1996. In addition, in fiscal 1996, MSC entered into a separate financing arrangement with a second banking source for an additional $25 million unsecured line of credit. There was no outstanding balance under this line of credit at February 29, 1996. In fiscal 1997, the Company believes that its cash flow from operations, together with available financing and cash on hand will be sufficient to fund its working capital needs, capital expenditure program and debt amortization.


                           [BAR CHART APPEARS HERE]

                  -------------------------------------------
                              Long-Term Debt and
                              Shareowners' Equity
                            ----------------------
                            in millions of dollars

                                  Equity      Long-Term Debt
                                  ------      --------------
                    1994            86.5            8.9
                    1995           105.4            6.9
                    1996           121.7           16.8
                  -------------------------------------------


   MSC continues to participate in the implementation of settlements with the government for clean-up of various Superfund sites. The Company has been named as a potentially responsible party ("PRP") for the surface, soil and ground water contamination at these sites. Although the ultimate cost of the Company's share of various necessary clean-up expenses is not yet known, the Company believes it is adequately reserved for known environmental matters, given the information currently available. The PRPs and the United States Environmental Protection Agency ("USEPA") are discussing modifications regarding the scope of the work required under the decree for the Kingsbury site. The remedial costs at this site could change depending on the USEPA's position. The Company and other PRPs that are parties to the decree for the Kingsbury site are engaged in litigation with several non-settling PRPs including three large volume PRPs, to compel such non-settling PRPs to contribute to the clean-up effort at this site. During fiscal 1994, the Company reached agreement with various liability insurers for environmental-related costs. The agreements included cash settlements of $4,275, of which $1,800 represented the reimbursement of previously accrued costs. The balance of the settlements was for future environmental costs and was included in the Company's environmental accruals. The Company believes its range of exposure for all known sites, based on allocations of liability among PRPs and the most recent estimate of remedial work, is $4,300 to $5,100 at February 29, 1996. The timing of the Company's cash payments for environmental matters is not known, and no assurance can be given that the Company's environmental obligations will not increase (see accompanying Notes to Consolidated Financial Statements).

   During the first quarter of fiscal 1997, the Company entered into a tentative settlement agreement regarding a lawsuit with a former distributor of solar control and safety window film. The settlement is expected to be finalized in the first quarter of fiscal 1997, and the amount of the settlement is within the range of previously established reserves.

   The Company has a capital lease obligation, which was $6.9 million as of February 29, 1996, relating to a facility that the Company subleases to the Partnership. In addition, throughout the term of the Partnership, the Company is contingently responsible for 50% of the Partnership's financing requirements, including the Company's share (approximately $3.4 million) of $6.8 million in Partnership financing loans from third parties at February 29, 1996.

   The Company's adoption of Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," at February 29, 1996, did not have a material effect on the Consolidated Financial Statements.

Inflation

The Company believes that inflation has not had a significant impact on fiscal 1996, 1995 and 1994 results of operations in any of its product groups.

CONSOLIDATED STATEMENTS OF INCOME

Material Sciences Corporation and Subsidiaries


                                          For the years ended February 28 or 29,
                                                --------------------------------
(In thousands, except per share data)             1996        1995        1994
- ---------------------------------------------   --------    --------    --------
NET SALES....................................   $236,150    $227,658    $187,701
Cost of Sales................................    174,916     165,487     141,949
                                                --------    --------    --------
Gross Profit.................................   $ 61,234    $ 62,171    $ 45,752
Selling, General and Administrative Expenses.     37,549      35,679      27,409
Special Charge...............................      4,200          --          --
                                                --------    --------    --------
Income from Operations.......................   $ 19,485    $ 26,492    $ 18,343
Other (Income) and Expense:
 Interest Income.............................   $   (343)   $   (667)   $ (1,057)
 Interest Expense............................        217          64         112
 Equity in Results of Partnership............        931         485         589
 Other, Net..................................       (717)       (609)       (333)
                                                --------    --------    --------
  Total Other (Income) and Expense, Net......   $     88    $   (727)   $   (689)
                                                --------    --------    --------
Income Before Income Taxes...................   $ 19,397    $ 27,219    $ 19,032
Income Taxes.................................      7,418      10,479       7,230
                                                --------    --------    --------
NET INCOME...................................   $ 11,979    $ 16,740    $ 11,802
                                                ========    ========    ========
Net Income Per Common and
 Common Equivalent Share.....................   $   0.78    $   1.10    $   0.78
                                                ========    ========    ========

Weighted Average Number of Common and
 Common Equivalent Shares Outstanding........     15,437      15,241      15,057
                                                ========    ========    ========


 The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

Material Sciences Corporation and Subsidiaries

                                                                                                               At February 28 or 29,
                                                                                                              ----------------------
(In thousands, except share data)                                                                                  1996        1995
- -----------------------------------------------------------------------------------------------------------   ---------   ---------

ASSETS
Current Assets:
  Cash and Cash Equivalents................................................................................    $  3,379    $  5,816
  Receivables:
    Trade Less Reserves of $4,407 in 1996 and $3,628 in 1995...............................................      25,836      24,518
    Current Portion of Partnership Note....................................................................         781         792
    Income Taxes...........................................................................................          --       2,319
  Prepaid Expenses.........................................................................................       3,069       2,343
  Inventories:
    Raw Materials..........................................................................................      11,311       9,630
    Finished Goods.........................................................................................      21,336      14,135
  Prepaid Taxes............................................................................................       3,074       2,246
                                                                                                               --------    --------
    Total Current Assets...................................................................................    $ 68,786    $ 61,799
                                                                                                               --------    --------
Property, Plant and Equipment:
  Land and Building........................................................................................    $ 30,891    $ 28,341
  Machinery and Equipment..................................................................................     116,240     103,704
  Leasehold Improvements...................................................................................       1,376       1,156
  Capital Leases...........................................................................................      17,233      17,233
  Construction in Progress.................................................................................      19,713       7,695
                                                                                                               --------    --------
                                                                                                               $185,453    $158,129
  Accumulated Depreciation and Amortization................................................................     (74,571)    (65,216)
                                                                                                               --------    --------
    Net Property, Plant and Equipment......................................................................    $110,882    $ 92,913
                                                                                                               --------    --------
Other Assets:
  Investment in Partnership................................................................................    $ 10,727    $ 10,917
  Partnership Note Receivable, Less Current Portion........................................................       1,123       1,871
  Intangible Assets, Net...................................................................................       9,556       3,193
  Other....................................................................................................       1,041       1,664
                                                                                                               --------    --------
    Total Other Assets.....................................................................................    $ 22,447    $ 17,645
                                                                                                               --------    --------
      TOTAL ASSETS.........................................................................................    $202,115    $172,357
                                                                                                               ========    ========
- -----------------------------------------------------------------------------------------------------------
LIABILITIES
Current Liabilities:
  Current Portion of Long-Term Debt........................................................................    $  3,014    $  1,903
  Accounts Payable.........................................................................................      23,950      22,521
  Accrued Payroll Related Expenses.........................................................................       8,036       9,274
  Accrued Expenses.........................................................................................       6,588       5,395
                                                                                                               --------    --------
    Total Current Liabilities..............................................................................    $ 41,588    $ 39,093
                                                                                                               --------    --------
Long-Term Liabilities:
  Deferred Income Taxes....................................................................................    $ 11,451    $ 10,750
  Long-Term Debt, Less Current Portion.....................................................................      16,815       6,933
  Accrued Superfund Liability..............................................................................       4,177       4,198
  Other....................................................................................................       6,376       5,979
                                                                                                               --------    --------
    Total Long-Term Liabilities............................................................................    $ 38,819    $ 27,860
                                                                                                               --------    --------
- -----------------------------------------------------------------------------------------------------------
SHAREOWNERS' EQUITY
Preferred Stock, $1.00 Par Value; 10,000,000 Shares Authorized; 7,500,000 Designated Series A Junior
  Participating Preferred; None Issued.....................................................................    $     --    $     --
Common Stock, $.02 Par Value; 20,000,000 Shares Authorized; 16,046,398 Shares Issued and 15,357,750 Shares
  Outstanding at February 29, 1996, and 15,839,074 Shares Issued and 15,150,426 Shares Outstanding at
  February 28, 1995........................................................................................          321        317
Additional Paid-In Capital.................................................................................       47,097     42,776
Treasury Stock at Cost, 688,648 Shares at February 29, 1996 and February 28, 1995..........................       (3,380)    (3,380)
Retained Earnings..........................................................................................       77,670     65,691
                                                                                                                --------    --------
    Total Shareowners' Equity..............................................................................     $121,708   $105,404
                                                                                                                --------    --------
      TOTAL LIABILITIES AND SHAREOWNERS' EQUITY............................................................     $202,115   $172,357
                                                                                                                ========   ========

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Material Sciences Corporation and Subsidiaries


(In thousands)                                                                            For the years ended February 28 or 29,
                                                                                          --------------------------------------
CASH FLOWS FROM:                                                                                      1996       1995       1994
- -------------------------------------------------------------------------------------------       --------   --------   --------
OPERATING ACTIVITIES:
Net Income.................................................................................       $ 11,979   $ 16,740   $ 11,802
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:
  Depreciation and Amortization............................................................         11,098      8,747      7,385
  Provision (Benefit) for Deferred Income Taxes............................................          1,406        986     (1,069)
  Compensatory Effect of Stock Plans.......................................................          1,188        647        388
  Other, Net...............................................................................            918        464        612
                                                                                                  --------   --------   --------
    Operating Cash Flow Prior to Changes in Assets and Liabilities.........................       $ 26,589   $ 27,584   $ 19,118
                                                                                                  --------   --------   --------
Changes in Assets and Liabilities:
  Receivables..............................................................................       $ (6,488)  $ (1,597)  $ (4,289)
  Income Taxes Receivable..................................................................          2,319     (2,319)       866
  Prepaid Expenses.........................................................................           (659)    (1,101)      (297)
  Inventories..............................................................................         (2,479)    (4,187)    (5,021)
  Accounts Payable.........................................................................          1,188      3,860      4,293
  Accrued Expenses.........................................................................         (1,395)     1,866      4,228
  Other, Net...............................................................................            467        914       (309)
                                                                                                  --------   --------   --------
    Cash Flow from Changes in Assets and Liabilities.......................................       $ (7,047)  $ (2,564)  $   (529)
                                                                                                  --------   --------   --------
      NET CASH PROVIDED BY OPERATING ACTIVITIES............................................       $ 19,542   $ 25,020   $ 18,589
                                                                                                  --------   --------   --------
- -------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Capital Expenditures, Net..................................................................       $(27,467)  $(29,374)  $(14,894)
Acquisitions, Net of Cash Acquired.........................................................           (213)         -    (12,300)
Investment in Partnership..................................................................           (741)    (1,939)    (1,091)
Distribution from Partnership..............................................................            748        749        748
Other Long-Term Assets.....................................................................            390        205     (1,841)
                                                                                                  --------   --------   --------
      NET CASH USED IN INVESTING ACTIVITIES................................................       $(27,283)  $(30,359)  $(29,378)

- -------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Proceeds of Debt...........................................................................       $ 64,207   $    150   $    143
Payments to Settle Debt....................................................................        (61,376)    (1,937)    (1,891)
Sale of Common Stock.......................................................................          2,473      1,012        956
                                                                                                  --------   --------   --------
      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES..................................       $  5,304   $   (775)  $   (792)
                                                                                                  --------   --------   --------
NET DECREASE IN CASH.......................................................................       $ (2,437)  $ (6,114)  $(11,581)
Cash and Cash Equivalents at Beginning of Year.............................................          5,816     11,930     23,511
                                                                                                  --------   --------   --------
Cash and Cash Equivalents at End of Year...................................................       $  3,379   $  5,816   $ 11,930
                                                                                                  ========   ========   ========
Supplemental Cash Flow Disclosures:
  Interest Paid............................................................................       $  1,377   $    981   $  1,008
  Income Taxes Paid........................................................................          3,842     11,195      7,382

  Subordinated Convertible Notes Issued for Acquisition....................................       $  7,981   $     --   $     --
  Cash Portion of Acquisition and Related Costs............................................            213         --         --
                                                                                                  --------   --------   --------
  Total Consideration Paid for Acquisition.................................................       $  8,194   $     --   $     --
                                                                                                  ========   ========   ========

The Changes in Assets and Liabilities above for the year ended February 29, 1996, are net of assets and liabilities acquired.


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data)

Material Sciences Corporation and Subsidiaries


For the three years ended February 29, 1996

Note 1:  Summary of Significant Accounting Policies

The significant accounting policies of Material Sciences Corporation and its wholly owned subsidiaries ("MSC" or "Company"), as summarized below, conform with generally accepted accounting principles that, in management's opinion, reflect practices appropriate to the business in which it operates. Certain prior year amounts have been reclassified to conform with the 1996 presentation.

   The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the comments on financial statements. Actual results could differ from those estimates.

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

INVENTORIES

Inventories are stated at the lower of cost or market, using either the specific identification, average cost or first-in, first-out (FIFO) method of cost valuation. Due to the continuous nature of the Company's operations, work in process inventories are not material.

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

INTANGIBLE ASSETS

Intangible assets consist principally of the excess of cost over the fair market value of net assets acquired ("goodwill") and non-compete agreements. These assets are being amortized on a straight-line basis over periods of 10 to 20 years. Accumulated amortization of intangible assets was $713 and $327 at February 29, 1996 and February 28, 1995, respectively. The Company periodically reviews whether subsequent events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. If events and circumstances indicate that goodwill related to a particular business should be reviewed for possible impairment, the Company uses projections to assess whether future operating income on a non-discounted basis (before goodwill amortization) of the unit is likely to exceed the goodwill amortization over the remaining life of the goodwill, to determine whether a writedown of goodwill to recoverable value is appropriate. This policy is consistent with Statement of Financial Accounting Standard ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

The Company believes that the carrying amounts of all financial instruments approximate fair market value.

REVENUE RECOGNITION

The Company generally recognizes revenue upon shipment.

RESEARCH AND DEVELOPMENT

The Company expenses all research and development costs in the period incurred. Research and development expenses were $6,653 in fiscal 1996, $5,404 in fiscal 1995 and $3,972 in fiscal 1994.

NET INCOME PER SHARE

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

   The Company places its temporary cash investments with high credit, quality financial institutions and in investment grade securities with maturities less than 90 days. Approximately 41% of the Company's receivables are concentrated with customers in the motor vehicle industry.

STOCK DIVIDEND

On June 16, 1994, the Board of Directors of the Company declared a stock dividend of one-half share per share of the Company's common stock, which was paid on July 28, 1994, to shareowners of record at the close of business on June 30, 1994. All share and per share data has been restated to retroactively reflect this stock dividend.

Note 2:  Subsequent Event

During the first quarter of fiscal 1997, the Company entered into a tentative agreement to purchase certain assets of a West Coast distributor. Consideration for the purchase will be $1,500 in subordinated convertible notes and $2,400 in cash. The subordinated convertible notes bear interest at a rate of 7% per annum and are convertible into shares of the Company's common stock. The conversion price will be determined based upon a 25% premium over the last 20 days average closing price prior to closing. The acquisition will be accounted for under the purchase method of accounting.

Note 3:  Special Charge

During the third quarter of fiscal 1996, the Company provided $4,200 primarily for the restructuring of its four product groups. The special charge includes projected costs related to severance and other related costs, and litigation expenses. Cash related components represent approximately $3,900 with the remainder related to a writedown to net realizable value for purchased computer software as a result of the four product group structure. As of February 29, 1996, the remaining reserve of $2,317 is classified as a Current Liability and is expected to be paid in fiscal 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data)

Material Sciences Corporation and Subsidiaries


Note 4:  Acquisitions

On September 7, 1995, the Company purchased all of the outstanding capital stock of Solar Gard International, Inc. ("SGI"). Consideration for the purchase, including transaction costs and net of cash acquired, was $7,981 in subordinated convertible notes and $213 in cash. As a result of the SGI acquisition, net tangible assets of $1,249 and goodwill and a non-compete agreement totaling $6,945 were recorded in the Consolidated Balance Sheets. The acquisition has been accounted for under the purchase method of accounting and is included in the Consolidated Financial Statements of the Company since the date of acquisition.

   On June 30, 1993, the Company acquired the assets of a coil paint facility owned by AK Steel Corporation ("AKS") in Middletown, Ohio. Consideration for the purchase, including acquisition related costs, was $14,504 in cash and the assumption of certain employee benefit liabilities as follows:

- -----------------------------------  -------
Property, Plant and Equipment......  $12,300
Non-Compete Agreement..............      700
Deferred Income Taxes..............      196
Other Intangible Assets............    2,445
Employee Benefit Liabilities.......   (1,137)
                                     -------
 Acquisition Cost..................  $14,504
                                     =======

The Company also entered into a tolling agreement in which MSC agrees to provide AKS with coil coating and other ancillary services from the facility of up to approximately 75% of the facility's capacity for 10 years. The balance of capacity is being marketed by the Company's existing sales force and shifting production from other MSC plants that, at times, reach their capacity. AKS represented 8%, 10% and 8% of MSC's net sales in fiscal 1996, 1995 and 1994, respectively.

Note 5:  Partnership

On August 31, 1984, the Company entered into a Partnership ("Walbridge Coatings") with subsidiaries of Bethlehem Steel Corporation ("Bethlehem") and Inland Steel Industries, Inc. ("Inland") to pursue the production and further development of electroplated steel.

   The Company acted as general contractor to expand and modify its Walbridge, Ohio, facility and install electroplating equipment. The facility was transferred to the Partnership in April 1986. The line is capable of electroplating, coil coating, or performing both processes continuously to coils of sheet metal. Bethlehem and Inland have rights to purchase all the facility's production for the 12-year life of the Partnership. The Company's potential alternatives upon expiration of the Partnership term in June 1998 include, among other things, extension of the Partnership, purchase of the facility or sale of the facility.

   Summarized financial information for the Partnership is presented below.


SUMMARIZED FINANCIAL INFORMATION            For the years ended
OF WALBRIDGE COATINGS                        February 28 or 29,
                                    ---------------------------
EARNINGS INFORMATION                   1996      1995      1994
- ----------------------------------  -------   -------   -------
Net Revenues......................  $64,941   $60,887   $57,696
Gross Profit......................    2,286     3,729     4,192
Income from Operations............     (153)    1,333     1,951
Net Loss..........................   (1,852)     (950)   (1,018)

                                            For the years ended
                                             February 28 or 29,
                                    ---------------------------
BALANCE SHEET INFORMATION              1996      1995      1994
- ----------------------------------  -------   -------   -------
Current Assets....................  $ 9,375   $10,005   $ 9,083
Total Assets......................   36,458    42,824    46,132
Current Liabilities...............    7,653     8,590     8,611
Total Liabilities.................   15,059    21,433    27,391
Partners' Capital.................   21,399    21,391    18,741

The Company's primary financial benefits from the Partnership are the revenues billed to Walbridge Coatings for operating the facility. These revenues represent 23%, 22% and 24% of the Company's net sales in fiscal years 1996, 1995 and 1994, respectively. MSC's electrogalvanizing revenues billed to Walbridge Coatings exclude financing and other items that are included in Walbridge Coatings' revenues billed to Bethlehem and Inland. The profitability for operating the facility is comparable to the Company's overall operating results. Under the equity method of accounting, the Company includes its portion of the Partnership net loss summarized to the left in Equity in Results of Partnership shown in the Consolidated Statements of Income. The amounts do not directly correlate to the Company's 50% ownership interest due to contractual allocation requirements of the Partnership agreement.

   As of February 29, 1996, the Company holds a $1,871 note receivable from the Partnership, requiring semi-annual interest and level principal repayments over the life of the Partnership. Trade receivables include amounts due from the Partnership of $1,752 at February 29, 1996 and $1,268 at February 28, 1995.

   The Company has guaranteed 50% of the third party debt of the Partnership. At February 29, 1996, the Partnership debt totaled $6,750. This debt is scheduled to be retired ratably throughout the Partnership's life by revenues paid to the Partnership by Bethlehem, Inland and, if production does not reach a defined contractual volume, the Company.

Note 6:  Environmental and Legal Matters

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

   The United States District Court for the Northern District of Indiana also has entered a Consent Decree with respect to the scope of the remediation work at the Gary site. The estimated range of the Company's liability is $1,200 to $1,400 for this site. This work has commenced and the Company has maintained a Letter of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data)

Material Sciences Corporation and Subsidiaries


Credit for approximately $1,200 to secure its obligation to pay its currently estimated share of the clean-up expenses at the Gary site.

   The ultimate cost of remediation work at the Kingsbury and Gary sites and the Company's final share thereof, net of contributions from the other PRPs, has not yet been determined. Based on the allocations of liability among PRPs who are parties to the decrees entered in these proceedings and the most recent estimates of remedial costs prepared by the engineering consulting firms retained to supervise the remedial work, the Company estimates that its share of remedial costs and reimbursable past costs of the government will fall within the amount reserved by the Company for such costs as of February 29, 1996. The PRPs and the United States Environmental Protection Agency ("USEPA") are discussing modifications regarding the scope of the work required under the decree for the Kingsbury site. The remedial costs at this site could change depending on the USEPA's position. The Company and other PRPs that are parties to the decree for the Kingsbury site are engaged in litigation with several non-settling PRPs, including three large volume PRPs, to compel such non-settling PRPs to contribute to the clean-up effort at this site.

   The Company is involved in other environmental matters that, on an individual basis, are not material. MSC believes that the estimated range of exposure on all environmental matters is between $4,300 and $5,100. The Company's environmental reserves total approximately $4,900 at February 29, 1996.

   The Company currently believes that the ultimate outcome of these proceedings, net of contributions from other PRPs, will not have a material effect on the financial condition or the results of operations of the Company given existing reserves recorded at February 29, 1996. However, no assurance can be given that such information, including estimates of remedial expenses, will not change.

   During fiscal 1994, the Company reached agreement with various liability insurers for environmental-related costs. The agreements included cash settlements of $4,275, of which $1,800, that was previously charged to operations, was included in gross profit in fiscal 1994. The balance of the settlements was for future environmental costs and was included in the Company's environmental accruals.

   During the first quarter of fiscal 1997, the Company entered into a tentative settlement agreement regarding a lawsuit with a former distributor of solar control and safety window film. The settlement is expected to be finalized in the first quarter of fiscal 1997, and the amount of the settlement is within the range of previously established reserves.

Note 7:  Indebtedness

Long-term debt, inclusive of capital leases, consists of the obligations presented in the chart below. Projected maturities of long-term debt, assuming no conversion or redemption, also are presented in the chart below.


                                                    February 28 or 29,
                                                    ------------------
LONG-TERM DEBT OBLIGATIONS                               1996     1995
- ---------------------------------------------------   -------  -------
Borrowings under Unsecured Line of Credit..........   $ 4,800  $    --
Subordinated Convertible Notes.....................     7,981      436
Obligations Under Capital Leases
  (Note 8).........................................     6,932    8,400
Other..............................................       116       --
                                                      -------  -------
                                                      $19,829  $ 8,836
Less Current Portion...............................     3,014    1,903
                                                      -------  -------
Long-Term Debt.....................................   $16,815  $ 6,933
                                                      =======  =======

PROJECTED MATURITIES OF LONG-TERM DEBT            At February 29, 1996
- ----------------------------------------------------------------------
1997........................................................   $ 3,014
1998........................................................     3,456
1999........................................................     7,541
2000........................................................     2,133
2001........................................................     2,185
2002 and thereafter.........................................     1,500
                                                               -------
    Total...................................................   $19,829
                                                               =======

The Company maintains a $25,000 unsecured line of credit. At the option of the Company, interest is at the bank's reference rate (8.25% at February 29, 1996), or at LIBOR plus 1/2%, which generally is lower than the bank's reference rate. This agreement expires on August 31, 1998, or earlier at the Company's option. There was $4,800 outstanding under this line of credit at February 29, 1996. The Company has four irrevocable letters of credit totalling $4,940 against this line leaving an available line of credit of $15,260 at February 29, 1996. MSC pays a commitment fee of 3/8% per annum on the unused balance of the first $10,000 of credit; 1/4% per annum on $15,000 of reserved credit; and is required to maintain $500 in compensating balances. The agreement requires the Company to adhere to certain covenants, some of which are adjusted quarterly. The most significant of these covenants include restrictions relating to its current ratio (1.2:1.0), liabilities to net worth (1.5:1.0), tangible net worth ($97,635) and interest coverage (2.0x). The Company was in compliance with all covenants for the period ending February 29, 1996.

   In addition, on December 19, 1995, the Company entered into a separate financing arrangement with a second banking source for an additional $25,000 unsecured line of credit. The interest rate is based on a market rate to be agreed upon by the parties at the time of borrowng. At February 29, 1996, the rate would have been LIBOR plus 1/2%. There is no commitment fee for this unsecured line of credit. There was no outstanding balance under this line of credit at February 29, 1996.

   The subordinated convertible notes ("Notes") as of February 29, 1996, were issued in consideration for the purchase of SGI. The Notes bear interest at a rate of 7% per annum. The Notes are convertible into shares of the Company's common stock at a conversion price of $24.27 per share. The Notes mature in five equal installments with one series of notes becoming due annually beginning on September 8, 1996. A maximum of 328,787 shares of common stock have been reserved for the conversion option contained in the Notes. A portion of these Notes ($1,766) were issued to certain individuals who are currently employed with the Company.

   The subordinated convertible notes outstanding as of February 28, 1995, were convertible into shares of the Company's common stock at the rate of $10.22 per share. The final principal redemption payment of $436 was made in fiscal 1996.

Note 8:  Leases

The Company leases one manufacturing facility and some machinery and equipment under capital leases that include renewal options. Another manufacturing facility, 10 distribution centers and other equipment are leased under non-cancelable operating leases.

   The Walbridge, Ohio, facility lease contains certain covenants with which the Company is in compliance. The Company subleases its interest in this facility to the Partnership. The sublease contains substantially the same terms and conditions as the lease, with the monthly payment paid directly to the lessor by the Partnership. The Company has assigned all of its rights under the sublease to the lessor. The Company also has agreed to purchase the mortgage loan on the facility in the event of default by the lessor.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data)

Material Sciences Corporation and Subsidiaries

   Some leases also contain escalation provisions based upon specified inflation indices. The table below presents future minimum lease payments and sublease income.

MINIMUM LEASE          Capital  Sublease  Operating
PAYMENTS                Leases    Income     Leases
- ---------------------   ------    ------     ------
1997.................   $2,365    $2,363     $2,339
1998.................    2,373     2,373      1,669
1999.................    1,440       992      1,255
2000.................      768         -        840
2001.................      768         -        887
2002 and thereafter..    1,729         -        676
                        ------    ------     ------
Total Minimum
 Lease Payments......   $9,443    $5,728     $7,666
                                  ======     ======
Amount Representing
 Interest............    2,511
                        ------
Present Value
 of Minimum Lease
 Payments............   $6,932
                        ======

Amortization of leased property was $988 in fiscal 1996, $980 in fiscal 1995 and $971 in fiscal 1994.

   Total rental expense under operating leases was $2,689 in fiscal 1996, $2,511 in fiscal 1995 and $2,145 in fiscal 1994.

Note 9: Retirement Plans

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

   Certain of the Company's defined benefit plans have been frozen. During fiscal 1996, the Material Sciences Corporation Pension Plan for Salaried Employees was terminated, and all assets were distributed to the plan participants. These plans were replaced with defined contribution plans. The discount rate used for the terminated and frozen plans is 8.0% in 1996, 7.5% to 8.0% in 1995 and 6.0% in 1994. For plans that have not been terminated, the discount rate was 8.0% in all years presented. The following tables detail the defined benefit and non-contributory supplemental pension plans.

COMPONENTS OF NET PERIODIC         For the years ended February 28 or 29,

PENSION COST                       1996    1995    1994
- ---------------------------------  ----    ----    ----
Service Cost Benefits Earned
 During the Period...............  $ 384   $ 353   $ 375
Interest Cost on Projected
 Benefit Obligation..............    442     737     675
Actual Return on Assets..........   (426)   (612)   (594)
Net Amortization
 and Deferral....................    271      41      81
                                   -----   -----   -----
Net Periodic Pension Cost........  $ 671   $ 519   $ 537
                                   =====   =====   =====

ASSUMPTIONS USED IN DETERMINING    For the years ended February 28 or 29,

THE PLAN'S FUNDED STATUS           1996     1995     1994
- ---------------------------------  ----     ----     ----
Expected Long-Term
 Rate of Return on Assets........  8.0%     8.0%     8.0%
Rate of Increase in
 Compensation Levels.............  6.0%     6.0%     6.0%

                                                        February 28 or 29,

                                   Plans Whose              Plans Whose
                                  Assets Exceed             Accumulated
                                   Accumulated            Benefits Exceed
PENSION PLANS'                      Benefits                  Assets
FUNDED STATUS                  1996          1995       1996          1995
- --------------------------    ------        ------      -----        ------
Plan Assets
 at Fair Value..........      $2,882        $5,643     $    -        $1,966
                              ------        ------     ------        ------
Accumulated
 Benefit Obligation
  Vested................      $2,504        $3,977     $2,363        $3,853
  Unvested..............         162           808         79           579
                              ------        ------     ------        ------
Accumulated Benefit
 Obligation.............      $2,666        $4,785     $2,442        $4,432
Additional Benefits
 Based on Projected Salary
 and Service Levels.....         127             -      1,111           914
                              ------        ------     ------        ------
Projected Benefit
 Obligation.............      $2,793        $4,785     $3,553        $5,346
                              ------        ------     ------        ------
Projected Benefit
 Obligation in Excess of
 (Less Than) Plan Assets      $  (89)       $ (858)    $3,553        $3,380
Unrecognized (Loss) Gain         258           338        (64)         (132)
Prior Service Cost......        (366)         (112)      (234)         (369)
Unrecognized Net
 Obligation on March 1..          12            18        (40)          (47)
Adjustment to
 Recognize
 Minimum
 Liability..............           -             -          -           297
                              ------        ------     ------        ------
Pension (Asset)
 Liability
 Recognized in
 the Consolidated
 Balance Sheets.........      $ (185)       $ (614)    $3,215        $3,129
                              ======        ======     ======        ======

The Company sponsors a defined contribution plan for certain salaried and hourly employees based upon a percentage of the employees' covered earnings as provided for in the plan. The cost of this plan was $1,360 in fiscal 1996, $1,296 in fiscal 1995 and $958 in fiscal 1994.

   The Company provides its retired employees with certain post-retirement health care benefits, which the Company may periodically amend or modify. Substantially all employees may be eligible for these benefits if they reach normal retirement age while employed by the Company. Payments for post-retirement health care benefits were $59 in fiscal 1996, $95 in fiscal 1995 and $112 in fiscal 1994.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data)

Material Sciences Corporation and Subsidiaries


   The following table presents a reconciliation of the funded status of the plan to the accrued benefit cost:

POST-RETIREMENT PLAN                            February 28 or 29,

FUNDED STATUS                                      1996      1995
                                                  ------    ------
Plan Assets at Fair Value.....................    $   24    $    -
                                                  ------    ------

Retirees......................................    $  893    $  709
Other Fully Eligible Participants.............       322       266
Other Active Participants.....................       601       468
                                                  ------    ------
Accumulated Post-Retirement
 Benefit Obligation...........................    $1,816    $1,443
                                                  ------    ------
Projected Post-Retirement Benefit Obligation..    $1,792    $1,443
Unrecognized Net Gain and Prior Service Cost..     1,414     1,683
                                                  ------    ------
Accrued Post-Retirement
 Benefit Cost.................................    $3,206    $3,126
                                                  ======    ======

NET PERIODIC POST-                    For the years ended February 28 or 29,

RETIREMENT BENEFIT COST                             1996      1995     1994
                                                    ----      ----     ----
Service Cost..................................      $ 79      $ 73     $ 49
Interest Cost on
 Accumulated Benefit Obligation...............       132       104      132
Actual Return on Assets.......................        (1)        -        -
Net Amortization and Deferral.................       (71)      (79)     (28)
                                                     ---      ----     ----
Net Periodic
 Post-Retirement Benefit Cost.................      $139      $ 98     $153
                                                    ====      ====     ====

The discount rate used in determining the accumulated post-retirement benefit obligation was 8% in 1996, 1995 and 1994.

   The Company continues to review its post-retirement benefits, incorporating actual and anticipated benefit changes. In determining the present value of the accumulated post-retirement benefit obligation, of which only a minor amount has been funded, and net cost, MSC used a 10% to 15% health care cost trend rate decreasing until leveling off at 5% in Year 2010.

   A 1% increase in the assumed health care cost trend rate would increase the Accumulated Post-Retirement Benefit Obligation as of February 29, 1996 by approximately $99 and the total of the service and interest cost components of net post-retirement health care cost for the year then ended by approximately $39.


NOTE 10: SHAREOWNERS' EQUITY
The table presented below reconciles                                     Additional
the Shareowners' Equity accounts.                    Common Stock           Paid-in    Retained       Treasury Stock
                                                     Shares    Amount       Capital    Earnings      Shares     Amount
- ----------------------------------------------   ----------    ------    ----------    --------    --------    -------
BALANCE February 28, 1993.....................   10,233,556      $205       $39,235     $37,258    (459,099)   $(3,380)
Net Income....................................            -         -             -      11,802           -          -
Sale of Common Stock..........................       91,995         2           954           -           -          -
Compensatory Effect of Stock Plans............      139,604         3           385           -           -          -
                                                 ----------      ----       -------     -------     -------    -------
BALANCE February 28, 1994.....................   10,465,155      $210       $40,574     $49,060    (459,099)   $(3,380)
Net Income....................................            -         -             -      16,740           -          -
Sale of Common Stock..........................       85,324         1         1,014           -           -          -
Compensatory Effect of Stock Plans............       31,700         -           647           -           -          -
Tax Benefit from Exercise of Stock Options....            -         -           541           -           -          -
Impact of Stock Dividend......................    5,256,895       106             -        (109)   (229,549)         -
                                                 ----------      ----       -------     -------    --------    -------
BALANCE February 28, 1995.....................   15,839,074      $317       $42,776     $65,691    (688,648)   $(3,380)
Net Income....................................            -         -             -      11,979           -          -
Sale of Common Stock..........................      221,394         4         2,469           -           -          -
Compensatory Effect of Stock Plans............      (14,070)        -         1,188           -           -          -
Tax Benefit from Exercise of Stock Options....            -         -           664           -           -          -
                                                 ----------      ----       -------     -------    --------    -------
BALANCE February 28, 1996.....................   16,046,398      $321       $47,097     $77,670    (688,648)   $(3,380)
                                                 ==========      ====       =======     =======    ========    =======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data)

Material Sciences Corporation and Subsidiaries


Note 11:  Equity Plans

The Company maintains various director and employee stock plans. On February 29, 1996, the Company had either granted options, awarded restricted stock, or sold stock totalling 3,274,199 shares out of a maximum of 4,200,000 authorized for all plans. In June 1995, the shareowners of the Company approved the authorization of an additional 600,000 shares under the 1992 Omnibus Plan.

   Options granted under the 1985 plan have been for the purchase of shares of common stock at 100% of the fair market value at the grant date. The options expire after five or 10 years from the date of grant and vest ratably over five years.

   Options granted under the 1992 Omnibus Plan have been for the purchase of common stock at 100% of the fair market value at the grant date. The options expire after 10 years from the date of grant and vest at the end of two or more years from the date of grant.

A summary of transactions under the stock option plans is presented below.

STOCK OPTION                                        Key                 Option
ACTIVITY                      Directors       Employees        Price Per Share
- ------------------------      ---------       ---------        ---------------
Outstanding at
 February 28, 1993               67,500         989,550       $ 4.95 to $10.05
Granted.................         54,000         351,900       $11.42 to $15.00
Exercised...............        (13,500)        (67,500)      $ 5.28 to $ 6.00
Cancelled...............              -         (90,150)      $10.05 to $14.25
                              ---------       ---------
Outstanding at
 February 28, 1994              108,000       1,183,800       $ 4.95 to $15.00
Granted.................              -          47,550       $14.67 to $17.33
Exercised...............         (3,600)        (37,000)      $ 4.95 to $10.05
Cancelled...............              -          (7,500)                $14.25
                              ---------       ---------
Outstanding at
 February 28, 1995              104,400       1,186,850       $ 4.95 to $17.33
Granted.................              -         360,025       $13.88 to $18.75
Exercised...............              -        (153,337)                $10.05
Cancelled...............              -         (43,620)      $14.25 to $18.75
                              ---------       ---------
OUTSTANDING AT
 FEBRUARY 29, 1996              104,400       1,349,918       $ 4.95 to $18.75
                              =========       =========       ================
EXERCISABLE AT
 FEBRUARY 29, 1996               61,200         648,013       $ 4.95 to $10.05
                              =========       =========       ================

Shares of restricted stock are awarded in the name of the employee, who has all rights of a shareowner, subject to certain restrictions or forfeitures. Shares issued prior to 1992 vested in 1993 or 1994 based on the achievement of certain performance based criteria specified in the plan or upon the passage of time. Restricted shares issued in 1994 and 1995 generally expire and vest over a five to eight year period and are subject to accelerated vesting if the market value of the Company's stock exceeds the levels specified in the plan. As an incentive to participants to retain these shares upon vesting, the Company granted a matching option at fair market value that vests two years after the vesting of the restricted stock if that restricted stock is still owned by the participant. The number of options and price per share are included in the stock option activity table to the left. The market value of the restricted shares is amortized to compensation expense over the period in which the shares vest based upon the passage of time. In the event of vesting due to the achievement of market value appreciation as defined by the plan, the recognition of the unamortized expense would be accelerated.

   A summary of transactions under the restricted stock plans is presented below.

                                                           Key
RESTRICTED STOCK ACTIVITY                            Employees
- ---------------------------------------------------  ---------
Unvested at February 28, 1993......................   231,300
Granted............................................   231,750
Vested.............................................  (216,756)
Cancelled..........................................   (22,344)
                                                     --------
Unvested at February 28, 1994......................   223,950
Granted............................................    47,550
Vested.............................................         -
Cancelled..........................................    (1,500)
                                                     --------
Unvested at February 28, 1995......................   270,000
Granted............................................         -
Vested.............................................   (49,110)
Cancelled..........................................   (14,070)
                                                     --------
UNVESTED AT FEBRUARY 29, 1996......................   206,820
                                                     ========

Compensation effects arising from the difference between market and exercise prices at date of option grant or restricted stock issuance is $1,188 in 1996, $647 in 1995 and $388 in 1994, and have been charged against income and recorded as Additional Paid-In Capital.

   The Employee Stock Purchase Plan permits eligible employees to purchase shares of common stock at 85% of the lower fair market value of the stock as of two measurement dates six months apart. During fiscal years 1996, 1995 and 1994, 68,057, 53,382 and 56,993 shares, respectively, were sold to employees under this plan.

   On July 2, 1986, the Company issued a dividend of one right for each outstanding common share to shareowners of record on that date. Each right entitles the owner, upon the occurrence of certain events relating to changes in ownership of the Company, to buy from the Company two-thirds of one share of Series A junior participating preferred stock for $80.00 per share. If the Company is involved in a business combination or other defined transaction, the rights owners will be entitled to buy certain stock of the acquiring company. Alternatively, upon the occurrence of defined events, rights owned by certain shareowners would become exercisable for a defined number of shares of common stock of the Company. The Company is entitled to redeem the rights at $0.022 per right under certain circumstances. The rights expire on July 1, 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share data)

Material Sciences Corporation and Subsidiaries


Note 12:  Interest Expense

The table presented below analyzes the components of interest expense.

                                   For the years ended February 28 or 29,
INTEREST EXPENSE                                1996     1995   1994
- ---------------------------------------------   ----     ----   ----
Other........................................   $ 589    $124   $112
Capitalized..................................    (372)    (60)     -
                                                -----    ----   ----
Total........................................   $ 217    $ 64   $112
                                                =====    ====   ====

The table above excludes interest expense of $792, $869 and $888 for fiscal years 1996, 1995 and 1994, respectively, relating to the Walbridge, Ohio facility. This facility is subleased to the Partnership. The interest expense and amortization relating to this lease is reduced by sublease income received from the Partnership, and the net result is included in Other, Net.

Note 13: Income Taxes

Deferred income taxes are provided for differences arising between financial and taxable income resulting primarily from the use of accelerated cost recovery methods and certain transactions that are deferred for recognition until economic occurrence of the event.

   The components of the provision for income taxes and a reconciliation between the statutory rate for federal income taxes and the effective tax rate are summarized and presented below.

                       For the years ended February 28 or 29,
TAX PROVISION                      1996     1995      1994
                                  ------   -------   -------
Current:
 Federal.......................   $5,136   $ 8,130   $ 7,053
 State.........................      876     1,363     1,246
                                  ------   -------   -------
                                  $6,012   $ 9,493   $ 8,299
Deferred:
 Federal.......................    1,215       852      (907)
 State.........................      191       134      (162)
                                  ------   -------   -------
                                  $1,406   $   986   $(1,069)
                                  ------   -------   -------
Total Provision................   $7,418   $10,479   $ 7,230
                                  ======   =======   =======

                                                     For the years ended February 28 or 29,
TAX RATE RECONCILIATION                                           1996      1995      1994
                                                                  ----      ----      ----
Federal Statutory Rate.......................................     35.0%     35.0%     35.0%
State and Local Taxes, Net
 of Federal Tax Benefit......................................      5.5       5.5       5.7
Research and Development
 Tax Credits.................................................     (1.1)     (0.7)     (1.2)
Foreign Sales Corp. Benefit..................................     (0.5)        -         -
Tax Exempt Interest Income...................................        -      (0.4)     (0.6)
Other, Net...................................................     (0.7)     (0.9)     (0.9)
                                                                  ----      ----      ----
Effective Income Tax Rate....................................     38.2%     38.5%     38.0%
                                                                  ====      ====      ====

Temporary differences that give rise to deferred tax (assets) and liabilities are as follows:

                                                                         February 28 or 29,
                                                                           1996      1995
- -------------------------------------------------------------            -------   -------
Property and Equipment.......................................            $15,539   $13,821
Reserves not Deductible Until Paid...........................             (4,220)   (3,668)
Employee Benefit Liabilities.................................             (4,013)   (2,945)
Deferred State Income Taxes, Net.............................              1,140     1,155
Other........................................................                (69)      141
                                                                         -------   -------
Deferred Tax Liabilities, Net................................            $ 8,377   $ 8,504
                                                                         =======   =======

Deferred Tax Liabilities, Net, have been recorded on the Company's balance sheet as follows:

                                                                         February 28 or 29,
                                                                           1996      1995
- -------------------------------------------------------------            -------   -------
Long-Term Liabilities --
 Deferred Income Taxes.......................................            $11,451   $10,750
Current Assets -- Prepaid Taxes..............................             (3,074)   (2,246)
                                                                         -------   -------
                                                                         $ 8,377   $ 8,504
                                                                         =======   =======

Note 14: Summary of Quarterly Data (Unaudited)

The table presented below is a summary of quarterly data for the years ended
February 29, 1996 and February 28, 1995.

                                First    Second     Third    Fourth
1996                          Quarter   Quarter   Quarter   Quarter
- --------------------------    -------   -------   -------   -------
NET SALES.................     $60,406  $58,650   $58,020   $59,074
GROSS PROFIT..............      16,537   15,583    14,554    14,560
NET INCOME................       4,866    4,066       333     2,714
NET INCOME
 PER SHARE................     $  0.32  $  0.26   $  0.02   $  0.18

1995
- --------------------------
Net Sales.................     $58,822  $59,415   $56,798   $52,623
Gross Profit..............      15,050   15,589    16,776    14,756
Net Income................       4,081    4,463     4,600     3,596
Net Income
 Per Share................     $  0.27  $  0.29   $  0.30   $  0.24

During the third quarter of fiscal 1996, the Company recorded a special charge of $4,200 for the restructuring of its four product groups (see Note 3 to Consolidated Financial Statements).

SELECTED FINANCIAL DATA
Material Sciences Corporation and Subsidiaries

                                                                        --------   --------   --------    --------   --------
(Dollars and numbers of shares in thousands, except per share data)        1996       1995       1994       1993       1992
- -------------------------------------------------------------------     --------   --------   --------    --------   --------
OPERATING RESULTS
Net Sales..........................................................     $236,150   $227,658   $187,701    $156,230   $142,599
Gross Profit.......................................................       61,234     62,171     45,752      38,828     34,359
Selling, General and Administrative Expenses.......................       37,549     35,679     27,409      24,992     22,710
Income from Operations.............................................       19,485     26,492     18,343      13,836     11,649
Net Income (Loss) (1) (2) (3)......................................       11,979     16,740     11,802       7,617      7,141
Per Share Information:(4)
  Net Sales........................................................     $  15.30   $  14.94   $  12.47    $  11.67   $  12.67
  Net Income (Loss)................................................         0.78       1.10       0.78        0.56       0.63
  Cash Dividends...................................................           --         --         --          --         --
  Shareowners' Equity..............................................         7.88       6.92       5.74        5.48       3.73
  Market Price:
    High...........................................................     $  22.38   $  17.75   $  17.63    $  12.00   $  10.38
    Low............................................................     $  12.13   $  13.75   $  10.63    $   7.88   $   4.88
    Close..........................................................     $  14.38   $  15.88   $  17.63    $  11.00   $  10.38
  P/E (High).......................................................         28.7X      16.1x      22.6x       21.4x      16.5x
  P/E (Low)........................................................         15.6X      12.5x      13.6x       14.1x       7.7x
- -------------------------------------------------------------------     --------   --------   --------    --------   --------
FINANCIAL POSITION
Total Assets.......................................................     $202,115   $172,357   $151,592    $128,711   $100,967
Working Capital....................................................       27,198     22,706     29,026      37,749      9,709
Net Property, Plant and Equipment..................................      110,882     92,913     72,048      52,151     47,163
Long-Term Debt, Less Current Portion...............................       16,815      6,933      8,853      10,696     13,801
Shareowners' Equity................................................      121,708    105,404     86,464      73,318     41,995
Total Capital Invested.............................................      141,537    114,240     97,087      85,689     58,032
- -------------------------------------------------------------------     --------   --------   --------    --------   --------
KEY RATIOS
Gross Profit as a % of Net Sales...................................         25.9%      27.3%      24.4%       24.9%      24.1%
SG&A Expenses as a % of Net Sales..................................         15.9%      15.7%      14.6%       16.0%      15.9%
Income From Operations as a % of Net Sales.........................          8.3%      11.6%       9.8%        8.9%       8.2%
Net Income (Loss) as a % of Net Sales..............................          5.1%       7.3%       6.3%        4.9%       5.0%
Research and Development as a % of Net Sales.......................          2.8%       2.4%       2.1%        2.0%       2.0%
Effective Income Tax Rate..........................................         38.2%      38.5%      38.0%       37.0%      39.0%
Current Ratio......................................................          1.7        1.6        1.9         2.5        1.4
Long-Term Debt to Shareowners' Equity..............................         13.8%       6.6%      10.2%       14.6%      32.9%
Outstanding Debt as a % of Total Capital Invested..................         14.0%       7.7%      10.9%       14.4%      27.6%
Return on Average Shareowners' Equity..............................         10.5%      17.4%      14.8%       13.2%      19.6%
Return on Average Total Capital Invested...........................          9.4%      15.8%      12.9%       10.6%      11.9%
- -------------------------------------------------------------------     --------   --------   --------    --------   --------
OTHER STATISTICS
Capital Expenditures, Net..........................................     $ 27,467   $ 29,374   $ 14,894    $ 11,444   $  8,333
Cash Flows Before Financing Activities(5)..........................       (7,741)    (5,339)   (10,789)      4,677     11,060
Depreciation and Amortization......................................       11,098      8,747      7,385       6,455      6,383
Sales per Employee.................................................          268        246        227         231        223
Weighted Average Number of Common and Common Equivalent
 Shares Outstanding(4).............................................       15,437     15,241     15,057      13,383     11,259
Shareowners of Record..............................................        1,012      1,110        796         891        750
Number of Employees................................................          882        925        826         675        639

(1) In 1996, the Company recorded a pretax special charge against income of $4,200 for the restructuring of its four product groups. MSC recorded a pretax special charge against income of $2,000 in 1991 to provide for a management reorganization. In 1990, the Company recorded pretax special charges of $13,377 against income for the restructuring of its investment in metallizing and coating operations and $4,750 for environmental matters.
(2) Total Other (Income) and Expense for 1990 includes a pretax loss of $23,490 on the disposition of its former subsidiary, Scharr Industries, Inc.
(3) In 1993, MSC recorded the cumulative effect of adopting SFAS No. 106 and No. 109, which reduced net income by $1,283, net of income taxes, or $0.17 per share.
(4) The above data has been restated to reflect two separate one-half share per share dividends to shareowners of record on March 16, 1992 and June 30, 1994.
(5) This figure represents net cash provided by operating activities less net cash used in investing activities. The 1994 figure includes a cash outflow of $14,504 for the investment in acquired facility.
NM: Not meaningful.

SELECTED FINANCIAL DATA
Material Sciences Corporation and Subsidiaries

                                                                       --------  --------  --------   --------  --------  --------
(Dollars and numbers of shares in thousands, except per share data)      1991      1990      1989       1988      1987      1986
- -------------------------------------------------------------------    --------  --------  --------   --------  --------  --------
OPERATING RESULTS
Net Sales..........................................................    $139,459  $152,747  $172,393   $152,305  $126,270  $113,704
Gross Profit.......................................................      33,529    26,793    34,876     29,944    24,329    32,908
Selling, General and Administrative Expenses.......................      22,556    22,824    20,272     18,151    14,070    10,198
Income from Operations.............................................       8,973   (14,158)   14,604     11,793    10,259    22,710
Net Income (Loss) (1) (2) (3)......................................       4,688   (30,417)    7,874      5,668     6,480    10,708
Per Share Information:(4)
  Net Sales........................................................    $  12.56  $  13.61  $  15.35   $  13.14  $  10.82  $   9.89
  Net Income (Loss)................................................        0.42     (2.71)      .70       0.49      0.56      0.93
  Cash Dividends...................................................          --        --        --         --        --        --
  Shareowners' Equity..............................................        2.79      2.27      5.04       4.14      3.79      3.22
  Market Price:
    High...........................................................    $   7.63  $   7.75  $   8.88   $  12.13  $  12.63  $   8.63
    Low............................................................    $   4.13  $   5.00  $   6.00   $   4.75  $   7.50  $   5.75
    Close..........................................................    $   5.25  $   5.00  $   7.00   $   6.75  $  11.00  $   8.00
  P/E (High).......................................................        18.2x       NM      12.7x      24.8x     22.6x      9.3x
  P/E (Low)........................................................         9.8x       NM       8.6x       9.7x     13.4x      6.2x
- -------------------------------------------------------------------    --------  --------  --------   --------  --------  --------
FINANCIAL POSITION
Total Assets.......................................................    $104,233  $110,801  $131,407   $117,631  $112,617  $141,839
Working Capital....................................................      17,369    23,191    24,088     12,877     8,935    10,646
Net Property, Plant and Equipment..................................      46,019    42,966    56,860     52,026    49,081    94,901
Long-Term Debt, Less Current Portion...............................      29,400    42,370    37,434     33,826    32,955    76,396
Shareowners' Equity................................................      30,949    25,477    56,583     48,017    44,263    37,004
Total Capital Invested.............................................      62,118    70,072    96,119     84,767    80,697   116,633
- -------------------------------------------------------------------    --------  --------  --------   --------  --------  --------
KEY RATIOS
Gross Profit as a % of Net Sales...................................        24.0%     17.5%     20.2%      19.7%     19.3%     28.9%
SG&A Expenses as a % of Net Sales..................................        16.2%     14.9%     11.8%      11.9%     11.2%      9.0%
Income From Operations as a % of Net Sales.........................         6.4%     (9.3%)     8.5%       7.7%      8.1%     20.0%
Net Income (Loss) as a % of Net Sales..............................         3.4%    (19.9%)     4.6%       3.7%      5.1%      9.4%
Research and Development as a % of Net Sales.......................         1.8%      1.5%      1.1%       1.6%      1.2%      1.6%
Effective Income Tax Rate..........................................        40.0%     22.1%     39.3%      40.9%     17.7%     49.2%
Current Ratio......................................................         1.7       1.9       2.0        1.5       1.3       1.4
Long-Term Debt to Shareowners' Equity..............................        95.0%    166.3%     66.2%      70.4%     74.5%    206.5%
Outstanding Debt as a % of Total Capital Invested..................        50.2%     63.6%     41.1%      43.4%     45.1%     68.3%
Return on Average Shareowners' Equity..............................        16.6%       NM      15.1%      12.3%     15.9%     34.0%
Return on Average Total Capital Invested...........................         7.1%       NM       8.7%       6.9%      6.6%     11.7%
- -------------------------------------------------------------------    --------  --------  --------   --------  --------  --------
OTHER STATISTICS
Capital Expenditures, Net..........................................    $  7,558  $  9,633  $ 10,150   $  7,661  $  7,134  $  6,495
Cash Flows Before Financing Activities(5)..........................      11,840    (7,374)   (3,600)     5,358    41,248   (33,431)
Depreciation and Amortization......................................       5,673     6,710     6,108      5,509     4,979     3,882
Sales per Employee.................................................         212       228       216        198       173       196
Weighted Average Number of Common and Common Equivalent
 Shares Outstanding(4).............................................      11,106    11,226    11,228     11,588    11,672    11,492
Shareowners of Record..............................................         856       824     1,316      1,433     1,537     1,853
Number of Employees................................................         657       670       797        771       730       579