Form 10-K, Exhibit 13
period 2001-02-28
MATERIAL SCIENCES CORP
filed 2001-05-25
CIK 755003

                                                                      EXHIBIT 13

               Portions of the 2001 Annual Report to Shareowners
                Incorporated by Reference in Parts I, II and IV
               -------------------------------------------------

                   Report of Independent Public Accountants

To the Shareowners and Board of Directors of Material Sciences Corporation:

We have audited the accompanying consolidated balance sheets of Material Sciences Corporation (a Delaware Corporation) and subsidiaries as of February 28, 2001 and February 29, 2000, and the related consolidated statements of income (loss), cash flows, shareowners' equity and comprehensive income (loss) for each of the three fiscal years in the period ended February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Material Sciences Corporation as of February 28, 2001 and February 29, 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 28, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Arthur Andersen LLP
Chicago, Illinois
April 20, 2001

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations
                  ---------------------------------------------
          Material Sciences Corporation and Subsidiaries (In thousands)

                           [PIE CHART APPEARS HERE]

MSC Sales by Industry
for fiscal 2001

Energy Conservation 13%
Appliance and Other 16%
Transportation Aftermarket and Other 10%
Automotive OEM 19%
Building and Construction 42%

RESULTS OF OPERATIONS

Fiscal 2001 Compared with Fiscal 2000
Net sales for MSC in fiscal 2001 decreased 4.9% to $481,976 from $507,014 in fiscal 2000 due to lower sales at the galvanizing operations. MSC's gross profit margin was 15.8% in fiscal 2001 as compared with 19.4% in the prior year. The decrease in gross profit margin was primarily the result of continued higher steel costs at Pinole Point Steel than could be recovered through price increases to customers, lower sales volume at the galvanizing operations, as well as increased utility costs of $4,224 for all segments. Selling, general and administrative ("SG&A") expenses were 14.2% of net sales in fiscal 2001 versus 12.3% of net sales in fiscal 2000. The higher SG&A percentage was due mainly to continued higher research and development and marketing spending to support new product and market initiatives for the Engineered Materials and Specialty Films segments. Fiscal 2000 included a pro rata portion of compensation expense totaling approximately $1,300 associated with the Company's 1998 Long-Term Incentive/Leverage Stock Awards Program. Fiscal 2001 income (loss) before income taxes was a loss of $1,836 versus income of $25,342 in fiscal 2000.

Management is currently exploring strategic alternatives for its hot-dip galvanizing operation ("Pinole Point Steel"), formerly included in the Coated Products and Services segment, and therefore is evaluating and disclosing Pinole Point Steel as a separate segment. The Company's four principal business segments are Engineered Materials, Specialty Films, Coated Products and Services and Pinole Point Steel (see Note 11). The Engineered Materials segment includes the laminates and composites product group. This segment combines layers of metal and other materials designed to meet specific customer requirements for the automotive, electronics, lighting and appliance markets. The Specialty Films segment provides solar control and safety window film, as well as industrial films used in a variety of products. The Coated Products and Services segment includes the coil coating and electrogalvanizing product groups. This segment provides galvanized and prepainted products and services primarily to the automotive, building and construction, appliance and lighting markets. The Pinole Point Steel segment includes the hot-dip galvanizing product group. This segment provides galvanized and prepainted product primarily to the building and construction market.

                           [PIE CHART APPEARS HERE]

MSC International
Sales by Location
for fiscal 2001

Latin America 12%
Canada 34%
Asia-Pacific 33%
Europe 14%
Australia 7%
Sales outside the United States accounted for 10% of total revenue in fiscal
2001.

Engineered Materials
Net sales of Engineered Materials in fiscal 2001 increased 9.4% to $87,044 as compared with $79,576 in fiscal 2000. Higher shipments of Quiet Steel to the automotive and electronics markets were the main contributors to the growth, offset, in part, by lower shipments of disc brake noise damper material. For fiscal 2001, income before income taxes was $9,372, a 21.6% decline from $11,959 in fiscal 2000. The decrease was due mainly to an unfavorable product mix, inefficiencies associated with the program launch of Quiet Steel for automotive body panels, and planned higher research and development and marketing spending to expand product development and market penetration, both domestically and internationally.

During September 2000, a subsidiary of the Company signed a letter of intent to acquire Goldbach Automobil Consulting ("GAC"), a European disc brake noise damper distributor and stamper. The transaction is expected to close in the second quarter of fiscal 2002, subject to completion of due diligence and negotiation of definitive agreements. The acquisition has been structured with an initial payment of $6,000 (payable in Euros) at closing and contingent consideration based upon future earnings of the operation.

During November 2000, a subsidiary of the Company signed a definitive agreement with Tekno S.A., the leading coil coating operator in Brazil, to retrofit their existing line with laminating technology for the purpose of manufacturing constrained layer composites. This line will produce Quiet Steel and disc brake noise damper material for sale and distribution to the South American market. The installation of the equipment for this line was completed in March 2001.

Specialty Films

Sales of Specialty Films' materials for fiscal 2001 grew 14.8% to $58,306 from $50,788 in fiscal 2000. Higher shipments of solar control window film in the U.S. and internationally, as well as greater sales of industrial products, contributed to the increase. Income before income taxes for Specialty Films increased 31.2% to $9,776 this fiscal year as compared with $7,452 in fiscal 2000. The growth was due to higher sales volume, improved performance at Innovative Specialty Films, LLC ("ISF"), the Company's joint venture with Bekaert Corporation, a fiscal 2001 third quarter litigation settlement, offset slightly by higher spending in research and development and marketing.

Coated Products and Services
During fiscal 2001, net sales of Coated Products and Services decreased 5.2% to $191,103 from $201,635 last fiscal year. Higher sales of appliance and lighting products were offset by a decrease in electrogalvanizing demand for the automotive market. Income before income taxes in fiscal 2001 decreased 38.2% to $12,895 from $20,851 last fiscal year. The decrease in demand for electrogalvanizing material and higher utility costs of $2,056 were the main contributors to the decrease. Electrogalvanizing capacity utilization decreased to 71% in fiscal 2001 versus 92% last year, while coil coating capacity utilization in fiscal 2001 was 82% compared with 84% in fiscal 2000.

On July 23, 1999, a subsidiary of Bethlehem Steel Corporation ("BSC") sold a portion of its ownership interest in Walbridge Coatings ("Partnership") to a subsidiary of the LTV Corporation ("LTV"). LTV purchased a 16.5% equity interest in the Partnership from BSC, providing LTV access to 33.0% of the facility's available line time. This change in ownership provided MSC with a more diversified customer base, as well as improved the likelihood of higher facility utilization. In conjunction with the sale, the Partnership term was extended from December 31, 2001 to December 31, 2004. The Company maintained its 50% ownership interest in the Partnership. The Partnership also maintained its long-term toll processing agreement with ISPAT Inland Inc. (a former partner), which expires on December 31, 2001.

On December 29, 2000, LTV filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Sales to LTV through the Partnership were $12,378 in fiscal 2001. Although the Company believes that LTV's participation in the Partnership and the Partnership's processing services for LTV are valuable to the LTV estate, there currently can be no assurance that the LTV bankruptcy will not result in a disruption of such relationships. As of February 28, 2001, the Partnership is continuing to make shipments to LTV under special credit arrangements. On March 21, 2001, the bankruptcy court approved debtor in possession financing for LTV. The Partnership has no pre-petition receivables outstanding and $420 of post-petition receivables outstanding as of February 28, 2001. MSC Pre Finish Metals Inc. has $274 of pre-petition receivables outstanding that are fully reserved and no post-petition receivables outstanding as of February 28, 2001.

Pinole Point Steel
Net sales for Pinole Point Steel in fiscal 2001 decreased to $149,810, 15.6% lower than $177,557 last fiscal year. The decrease in sales was due to an overall weak West Coast building and construction market, inadequate steel deliveries from suppliers in early fiscal 2001 and higher customer inventory levels. Loss before income taxes for the year was $22,027 versus $3,490 in fiscal 2000. The decrease was mainly due to lower shipments of galvanized material, gross margin degradation as a result of higher material costs than could be recovered through customer price increases, as well as higher utility costs of $939. Loss before income taxes included an allocation of consolidated interest expense totaling $8,844 in fiscal 2001 and $8,332 in fiscal 2000. The allocations were based on the debt associated with the original purchase of Pinole Point Steel in December 1997 and Pinole Point Steel's subsequent cash flow. In fiscal 2002, margins are expected to improve due to the decrease in the cost of substrate, partially attributable to the Company's procurement strategy to qualify additional suppliers.

Total Other (Income) and Expense, Net and Income Taxes
Total other (income) and expense, net, was an expense of $9,733 in fiscal 2001 as compared with $11,058 in the prior year. Interest expense, net, increased $602 between fiscal years due to higher debt levels and a slight increase in variable interest rates. In September 2000, the Company entered into a forward contract for 15 million DEM related to the potential acquisition of GAC that was not consummated in fiscal 2001. The forward contract was executed on January 26, 2001 and resulted in a gain of $514. Equity in Results of Joint Ventures, including ISF and the Partnership, was a net loss of $405 in fiscal 2001 as compared with a net loss of $1,629 in fiscal 2000. Equity in Results of ISF in fiscal 2001 was income of $789 as compared with a loss of $357 in fiscal 2000. Equity in Results of the Partnership in fiscal 2001 was a loss of $1,194 versus a loss of $1,272 last year. MSC's effective income tax rate in fiscal 2001 was 62.7% (benefit) due to the amount of loss before income taxes relative to tax credits and other permanent items versus 34.0% (provision) in fiscal 2000.

Fiscal 2000 Compared with Fiscal 1999
Net sales in fiscal 2000 grew 7.5% to $507,014 from $471,651 in fiscal 1999, with all business segments contributing to the year-over-year increase. MSC's gross profit margin was 19.4% in fiscal 2000 as compared with 17.9% in the prior year. This gross profit margin improvement primarily resulted from lower material costs and a favorable product mix. SG&A expenses were 12.3% of net sales in fiscal 2000 versus 11.9% of net sales in fiscal 1999. The higher SG&A percentage was due mainly to an increase in variable compensation expense related to the Company's fiscal 2000 performance. This included $1,300 related to the initial grant of the 1998 Long-Term Incentive/Leverage Stock Awards Program, as the required stock performance level was met in the second quarter of fiscal 2000. Fiscal 2000 income before income taxes increased 57.2% to $25,342 from $16,117 in fiscal 1999.

Engineered Materials
During fiscal 2000, net sales of Engineered Materials increased 12.0% to $79,576 as compared with $71,034 in fiscal 1999. Significantly higher shipments of disc brake noise damper material to both the original equipment manufacturer ("OEM") and the

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations
                  -------------------------------------------
         Material Sciences Corporation and Subsidiaries (In thousands)


          replacement markets, along with increased sales of Quiet Steel to the automotive, electronics and appliance markets contributed to the year-over-year increase. Income before income taxes was $11,959, a 45.2% increase from $8,235 in fiscal 1999. Higher sales, a favorable product mix and material cost reductions were the main drivers of income growth.

          Specialty Films
          Sales of Specialty Films' materials for fiscal 2000 grew 7.5% to $50,788 from $47,234 in fiscal 1999. The increase was due mainly to higher shipments of window film to both domestic and international markets, as well as greater sales of industrial products. On October 15, 1998, a subsidiary of MSC and Bekaert Corporation formed a joint venture, ISF, for the research, development, manufacture and sale of sputtered film. Comparable sales for fiscal 2000, excluding sputtered film sales made through the ISF joint venture, increased 18.0% over the prior year. Income before income taxes for Specialty Films increased 43.1% to $7,452 in fiscal 2000 as compared with $5,209 in fiscal 1999. This gain was due to higher volumes and royalty income received from the ISF joint venture.

          Coated Products and Services
          Net sales of Coated Products and Services increased 7.1% to $201,635 in fiscal 2000 from $188,284 in fiscal 1999. Higher sales of appliance and automotive materials contributed to the increase. Income before income taxes in fiscal 2000 of $20,851 was flat with fiscal 1999 primarily due to a change in product mix. Capacity utilization for Coated Products and Services for fiscal 2000 was approximately 85% as compared with 84% in fiscal 1999.

          Pinole Point Steel
          Pinole Point Steel net sales in fiscal 2000 increased to $177,557, 6.2% higher than $167,199 in fiscal 1999. The increase was primarily due to greater sales of painted products. Loss before income taxes in fiscal 2000 was $3,490 versus $8,693 in fiscal 1999. Higher sales volume and lower material costs were the main contributors to the growth. Loss before income taxes included an allocation of consolidated interest expense totaling $8,332 in fiscal 2000 and $9,199 in fiscal 1999. The allocations were based on the debt associated with the original purchase of Pinole Point Steel in December 1997 and Pinole Point Steel's subsequent cash flow.

          Total Other (Income) and Expense, Net and Income Taxes
          Total other (income) and expense, net, was an expense of $11,058 in fiscal 2000 as compared with expense of $12,248 in the prior year. Interest expense, net, decreased $2,296 between fiscal years due to lower debt levels, and to a lesser extent, favorable changes in variable interest rates. Equity in Results of Joint Ventures was a net loss of $1,629 in fiscal 2000 as compared with a net loss of $1,313 in fiscal 1999. The increase in the loss was mainly due to royalty payments made by the ISF joint venture (which began operating in January 1999) to MSC and Bekaert Corporation. During fiscal 2000, the Internal Revenue Service completed its review of fiscal years 1993 and 1994. In addition, the Company's three-year statute of limitations expired for fiscal 1995 and 1996 for federal income tax purposes. The Company analyzed its income tax reserve position based on these two events and reduced its previously provided income tax reserves by $750 in the fourth quarter of fiscal 2000. MSC's effective income tax rate was 34.0% in fiscal 2000 and 37.0% in fiscal 1999. The decrease in the effective income tax rate was due to the previously mentioned income tax reserve reduction.

          Liquidity and Capital Resources
          MSC generated $12,607 of cash from operating activities in fiscal 2001 as compared with $49,134 in the prior fiscal year. The decrease in cash generation was due mainly to increased working capital as a result of higher levels of inventory and lower accounts payable and accrued expenses, as well as a decrease in net income. Earnings before interest, taxes, depreciation and amortization ("EBITDA") decreased to $38,160 in fiscal 2001 as compared with $64,034 in fiscal 2000.

          In fiscal 2001, MSC invested $13,205 in capital improvement projects versus $13,864 in fiscal 2000. In addition, the Company invested $3,759 in joint ventures in fiscal 2001 compared with $1,253 last fiscal year. The increase was due to the addition of a slitting line at the Partnership. Fiscal 2002 capital expenditures are projected to be approximately $15,000.

          MSC's total debt increased by $14,709 to $138,293 in fiscal 2001 as a result of lower income, higher working capital and purchases of the Company's stock. As of February 28, 2001, the Company maintained a $90,000 committed line of credit, which expires December 20, 2002, or earlier, at MSC's option. There was $19,000 outstanding under this committed line of credit as of February 28, 2001. The Company also had outstanding letters of credit totaling $4,740 against this line, leaving an available line of credit of $66,260 as of February 28, 2001, subject to certain loan covenants. In addition, MSC maintained a $10,000 uncommitted line of credit, which expires March 14, 2002. There was $5,500 outstanding under the uncommitted credit line as of February 28, 2001.

          The Company was not in compliance with two financial covenants as of February 28, 2001. The banks waived the default and have amended the line of credit agreement effective April 20, 2001. The amendment provides for one $50,000 committed line of credit, eliminating the $90,000 committed line of credit and the $10,000 uncommitted line. At the Company's option, interest is at the bank's reference rate (9.50% as of February 28, 2001), or at IBOR, plus a margin (3.25% as of April 20, 2001). The financial covenants have been amended to include maintaining a minimum net worth ($145,000, plus 40% of cumulative consolidated net income accruing after February 28, 2001); consolidated debt to cash flow (4.25 as of May 31, 2001, 4.00 as of August 31, 2001, 3.25 as of November 30, 2001 and 2.75 as of February 28, 2002 and thereafter); and a fixed charge coverage ratio (0.95 as of May 31, 2001, 1.05 as of August 31, 2001, 1.25 as of November 30, 2001, and 1.50 as of February 28, 2002 and thereafter). In addition, the amendment prohibits the Company from paying dividends and repurchasing its stock and places certain limitations on the Company's ability to make acquisitions and investments.

On September 23, 1999, MSC's Board of Directors authorized the repurchase of up to one million shares of the Company's common stock, of which 468,900 shares were purchased through February 29, 2000. During the first six months of fiscal 2001, the Company purchased the remaining 531,100 shares at an average purchase price of $10.30 per share.

On June 22, 2000, MSC's Board of Directors authorized a new program to repurchase up to one million shares of the Company's common stock. As of February 28, 2001, 695,788 shares were purchased under this new authorization at an average purchase price of $10.45 per share.

MSC had a capital lease obligation of $1,465 as of February 28, 2001 and $1,968 as of February 29, 2000, relating to a facility that the Company subleases to the Partnership. In addition, MSC is contingently responsible for 50% of ISF's financing requirements. As of February 28, 2001, ISF debt was $295 as compared with $183 as of February 29, 2000.

In fiscal 2002, the Company believes that its cash flow from operations, plus available financing, potential divestitures and cash on hand, will be sufficient to fund its working capital needs, capital expenditures, acquisitions and debt payments.

MSC continues to participate in the implementation of settlements with the government for the remediation of various Superfund sites. The status of the Superfund sites are described in the accompanying Notes to Consolidated Financial Statements (see Note 3). MSC believes its range of exposure for all known sites, based on allocations of liability among PRPs and the most recent estimate of remedial work, is $2,300 to $3,600 as of February 28, 2001.

On May 26, 2000, a settlement agreement was executed regarding the class action lawsuit related to accounting irregularities announced in April 1997. The plaintiff claimed that the Company and certain of its current and former officers violated the federal securities laws and were aware of, or recklessly disregarded, material misstatements that were made in MSC's publicly filed financial reports. The Court entered an order preliminarily approving the agreement on May 31, 2000 and ordered that the class be advised of the proposed settlement. On August 1, 2000, the class members were afforded the opportunity to present any objections at a fairness hearing, at which time the settlement was approved with no objections, and the case was dismissed. The costs of the settlement and related legal fees were covered under the Company's insurance policies, net of retention (expensed in fiscal 1998).

New Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires the recognition of the fair value of derivatives as either assets or liabilities. This statement is effective for fiscal years beginning after June 15, 2000. Adoption of the provisions of this statement are not expected to have a material effect on the financial position or the results of operations of the Company.

In July 2000, the Emerging Issues Task Force reached a consensus on Issue 00-10 "Accounting for Shipping and Handling Fees and Costs." Issue 00-10 indicates that shipping and handling costs billed to customers be recorded as cost of sales and not as a reduction of net sales. Shipping and handling costs of $3,522 in fiscal 2001, $4,149 in fiscal 2000 and $2,515 in fiscal 1999 were reclassified from net sales to cost of sales. The Company accounts for shipping and handling costs in accordance with Issue 00-10.

The Company generally recognizes revenue upon shipment. In certain circumstances, MSC recognizes revenue prior to shipment in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Inflation
MSC believes that inflation has not had a significant impact on fiscal 2001, 2000 and 1999 results of operations in any of its segments.

Stock Prices
The high, low and closing prices for a share of MSC common stock as reported by the New York Stock Exchange for each quarter of fiscal years 2001 and 2000 were as follows:

                       High        Low       Close
----------------------------------------------------
Fiscal 2001
----------------------------------------------------
First Quarter        14.3125     9.6250     10.7500
Second Quarter       11.6875     9.5000     10.5000
Third Quarter        11.7500     9.7500      9.7500
Fourth Quarter       10.3125     7.5000      8.8000

Fiscal 2000
----------------------------------------------------
First Quarter        11.3750     6.3750     11.1250
Second Quarter       15.7500    11.0625     13.3750
Third Quarter        15.0625    10.9375     10.9375
Fourth Quarter       14.6875    10.1875     14.4375

                    Consolidated Statements of Income (Loss)
                    ----------------------------------------
          Material Sciences Corporation and Subsidiaries (In thousands, except per share data)

For the years ended February 28 or 29,                          2001         2000        1999
-----------------------------------------------------------------------------------------------
Net Sales                                                    $ 481,976    $ 507,014   $ 471,651
Cost of Sales                                                  405,797      408,406     387,192
-----------------------------------------------------------------------------------------------
Gross Profit                                                 $  76,179    $  98,608   $  84,459
Selling, General and Administrative Expenses                    68,282       62,208      56,094
-----------------------------------------------------------------------------------------------
Income from Operations                                       $   7,897    $  36,400   $  28,365
-----------------------------------------------------------------------------------------------
Other (Income) and Expense:
   Interest Expense, Net                                     $   9,662    $   9,060   $  11,356
   Equity in Results of Joint Ventures                             405        1,629       1,313
   Other, Net                                                     (334)         369        (421)
-----------------------------------------------------------------------------------------------
     Total Other Expense, Net                                $   9,733    $  11,058   $  12,248
-----------------------------------------------------------------------------------------------
Income (Loss) Before Provision (Benefit) for Income Taxes
   and Cumulative Effect of Accounting Change                $  (1,836)   $  25,342   $  16,117
Provision (Benefit) for Income Taxes                            (1,152)       8,627       5,963
-----------------------------------------------------------------------------------------------
Income (Loss) Before Cumulative Effect of
   Accounting Change                                         $    (684)   $  16,715   $  10,154
Cumulative Effect of Accounting Change, Net                         --           --       2,207
-----------------------------------------------------------------------------------------------
Net Income (Loss)                                            $    (684)   $  16,715   $   7,947
-----------------------------------------------------------------------------------------------

Basic Net Income (Loss) Per Share:
Income (Loss) Before Cumulative Effect of
   Accounting Change Per Share                               $   (0.05)   $    1.11   $    0.66
Cumulative Effect of Accounting Change Per Share                    --           --        0.14
-----------------------------------------------------------------------------------------------
Basic Net Income (Loss) Per Share                            $   (0.05)   $    1.11   $    0.52
-----------------------------------------------------------------------------------------------

Diluted Net Income (Loss) Per Share:
Income (Loss) Before Cumulative Effect of
   Accounting Change Per Share                               $   (0.05)   $    1.10   $    0.66
Cumulative Effect of Accounting Change Per Share                  --             --        0.14
-----------------------------------------------------------------------------------------------
Diluted Net Income (Loss) Per Share                          $   (0.05)   $    1.10   $    0.52
-----------------------------------------------------------------------------------------------

Weighted Average Number of Common Shares
   Outstanding Used for Basic Net Income (Loss) Per Share       14,027       15,070      15,353
Dilutive Shares                                                     --          130          11
-----------------------------------------------------------------------------------------------
Weighted Average Number of Common Shares
   Outstanding Plus Dilutive Shares                             14,027       15,200      15,364
-----------------------------------------------------------------------------------------------
Outstanding Common Stock Options Having No Dilutive Effect       1,560        1,219       1,719
-----------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these statements.

                           Consolidated Balance Sheets
                           ---------------------------
Material Sciences Corporation and Subsidiaries (In thousands, except share data)

February 28 or 29,                                                                     2001         2000
----------------------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash and Cash Equivalents                                                        $   2,655    $   4,223
   Receivables, Less Reserves of $5,183 in 2001 and $5,067 in 2000                     52,827       58,331
   Income Taxes Receivable                                                              1,637           --
   Prepaid Expenses                                                                     3,049        2,418
   Inventories:
     Raw Materials                                                                     22,564       20,960
     Finished Goods                                                                    44,611       39,291
   Prepaid Taxes                                                                        3,004        4,209
----------------------------------------------------------------------------------------------------------
     Total Current Assets                                                           $ 130,347    $ 129,432
----------------------------------------------------------------------------------------------------------
Property, Plant and Equipment:
   Land and Building                                                                $  75,404    $  74,431
   Leasehold Improvements                                                               1,556        1,339
   Machinery and Equipment                                                            287,053      276,126
   Capital Leases                                                                      17,252       17,256
   Construction in Progress                                                             5,032        4,367
----------------------------------------------------------------------------------------------------------
                                                                                    $ 386,297    $ 373,519
   Accumulated Depreciation and Amortization                                         (179,490)    (152,417)
----------------------------------------------------------------------------------------------------------
     Net Property, Plant and Equipment                                              $ 206,807    $ 221,102
----------------------------------------------------------------------------------------------------------
Other Assets:
   Investment in Joint Ventures                                                     $  23,491    $  20,306
   Intangible Assets, Net                                                              22,062       23,980
   Other                                                                                2,236        2,475
----------------------------------------------------------------------------------------------------------
     Total Other Assets                                                             $  47,789    $  46,761
----------------------------------------------------------------------------------------------------------
        Total Assets                                                                $ 384,943    $ 397,295
----------------------------------------------------------------------------------------------------------

Liabilities
Current Liabilities:
   Current Portion of Long-Term Debt                                                $   8,315    $   2,688
   Accounts Payable                                                                    42,233       50,667
   Accrued Payroll Related Expenses                                                    15,164       18,023
   Accrued Expenses                                                                     8,373        9,429
----------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                      $  74,085    $  80,807
----------------------------------------------------------------------------------------------------------
Long-Term Liabilities:
   Deferred Income Taxes                                                            $  18,019    $  21,486
   Long-Term Debt, Less Current Portion                                               129,978      120,896
   Other                                                                               14,249       15,707
----------------------------------------------------------------------------------------------------------
     Total Long-Term Liabilities                                                    $ 162,246    $ 158,089
----------------------------------------------------------------------------------------------------------

Shareowners' Equity
Preferred Stock,$1.00 Par Value; 10,000,000 Shares Authorized;
   1,000,000 Designated Series B Junior Participating Preferred; None Issued        $      --    $      --
Common Stock, $.02 Par Value; 40,000,000 Shares Authorized; 17,676,984 Shares
   Issued and 14,292,548 Shares Outstanding as of February 28, 2001 and
   17,343,858 Shares Issued and 15,186,310 Shares Outstanding
   as of February 29, 2000                                                                354          347
Additional Paid-In Capital                                                             63,334       59,164
Treasury Stock at Cost, 3,384,436 Shares as of February 28, 2001
   and 2,157,548 Shares as of February 29, 2000                                       (34,813)     (22,074)
Retained Earnings                                                                     120,861      121,545
Accumulated Other Comprehensive Loss                                                   (1,124)        (583)
----------------------------------------------------------------------------------------------------------
   Total Shareowners' Equity                                                        $ 148,612    $ 158,399
----------------------------------------------------------------------------------------------------------
     Total Liabilities and Shareowners' Equity                                      $ 384,943    $ 397,295
----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                     Consolidated Statements of Cash Flows
                     -------------------------------------
         Material Sciences Corporation and Subsidiaries (In thousands)

For the years ended February 28 or 29,                          2001       2000        1999
---------------------------------------------------------------------------------------------
Cash Flows From:
Operating Activities:
Net Income (Loss)                                            $   (684)   $ 16,715    $  7,947
Adjustments to Reconcile Net Income (Loss) to Net Cash
   Provided by Operating Activities:
   Depreciation and Amortization                               30,334      29,632      30,666
   Provision (Benefit) for Deferred Income Taxes               (1,906)      2,620       2,913
   Cumulative Effect of Accounting Change, Net                   --          --         2,207
   Compensatory Effect of Stock Plans                           2,794       2,397         582
   Other, Net                                                     311       1,693       1,167
---------------------------------------------------------------------------------------------
     Operating Cash Flow Prior to Changes
        in Assets and Liabilities                            $ 30,849    $ 53,057    $ 45,482
---------------------------------------------------------------------------------------------
Changes in Assets and Liabilities:
   Receivables                                               $  5,504    $ (5,953)   $    643
   Income Taxes Receivable                                     (1,637)        968       1,423
   Prepaid Expenses                                              (631)       (291)        900
   Inventories                                                 (6,924)     (7,390)      7,339
   Accounts Payable                                            (8,434)      2,451       3,402
   Accrued Expenses                                            (3,915)      4,799       3,616
   Other, Net                                                  (2,205)      1,493       3,873
---------------------------------------------------------------------------------------------
     Cash Flow from Changes in Assets and Liabilities        $(18,242)   $ (3,923)   $ 21,196
---------------------------------------------------------------------------------------------
        Net Cash Provided by Operating Activities            $ 12,607    $ 49,134    $ 66,678
---------------------------------------------------------------------------------------------

Investing Activities:
Capital Expenditures, Net                                    $(13,205)   $(13,864)   $(14,346)
Acquisitions and Joint Ventures, Net of Cash Acquired            (176)     (1,016)     (4,626)
Investment in Joint Ventures                                   (3,759)     (1,253)     (1,480)
Distribution from Joint Ventures                                  169        --           900
Other                                                            (457)       (957)     (1,026)
---------------------------------------------------------------------------------------------
        Net Cash Used in Investing Activities                $(17,428)   $(17,090)   $(20,578)
---------------------------------------------------------------------------------------------

Financing Activities:
Net Proceeds (Payments) Under Lines of Credit                $ 17,300    $(17,000)   $ 19,700
Payments of Debt                                               (2,591)     (1,980)    (68,056)
Notes Issued for Acquisitions                                    (100)       (600)       --
Purchase of Treasury Stock                                    (12,739)    (11,583)     (1,946)
Issuance of Common Stock                                        1,383       2,115       1,804
---------------------------------------------------------------------------------------------
        Net Cash Provided by (Used in) Financing Activities  $  3,253    $(29,048)   $(48,498)
---------------------------------------------------------------------------------------------

Net Increase (Decrease) in Cash                              $ (1,568)   $  2,996    $ (2,398)
Cash and Cash Equivalents at Beginning of Year                  4,223       1,227       3,625
---------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                     $  2,655    $  4,223    $  1,227
---------------------------------------------------------------------------------------------

Supplemental Cash Flow Disclosures:
   Interest Paid                                             $  9,969    $  9,615    $ 12,003
   Income Taxes Paid                                            3,997       6,021       2,537
---------------------------------------------------------------------------------------------

   Notes Issued for Acquisitions                             $    100    $    600    $   --
   Cash Portion of Acquisitions and
     Joint Ventures and Related Costs                             176       1,016       4,626
---------------------------------------------------------------------------------------------
   Total Consideration Paid for Acquisitions
     and Joint Ventures                                      $    276    $  1,616    $  4,626
---------------------------------------------------------------------------------------------


The Changes in Assets and Liabilities above for the years ended February 28, 2001, February 29, 2000 and February 28, 1999, are net of assets and liabilities acquired.

The accompanying notes are an integral part of these statements.

                           Consolidated Statements of
                         Changes in Shareowners' Equity
                         ------------------------------
Material Sciences Corporation and Subsidiaries (In thousands, except share data)

                                                                Additional
                                         Common Stock              Paid-In     Retained           Treasury Stock
                                    Shares         Amount          Capital     Earnings        Shares         Amount
--------------------------------------------------------------------------------------------------------------------
Balance as
   of February 28, 1998               16,336,694   $  327       $   52,253   $   96,883      (979,648)    $   (8,545)
Net Income                                    --       --               --        7,947            --             --
Issuance of Common Stock                 279,770        6            1,796           --            --             --
Purchase of Treasury Stock                    --       --               --           --      (232,100)        (1,946)
Compensatory Effect
   of Stock Plans                        166,620        3              581           --            --             --
Tax Benefit from Exercise
   of Stock Options                           --       --               33           --            --             --
--------------------------------------------------------------------------------------------------------------------
Balance as
   of February 28, 1999               16,783,084   $  336       $   54,663   $  104,830    (1,211,748)    $  (10,491)
Net Income                                    --       --               --       16,715            --             --
Issuance of Common Stock                 237,690        5            1,737           --            --             --
Purchase of Treasury Stock                    --       --               --           --      (945,800)       (11,583)
Compensatory Effect
   of Stock Plans                        323,084        6            2,704           --            --             --
Tax Benefit from Exercise
   of Stock Options                           --       --               60           --            --             --
--------------------------------------------------------------------------------------------------------------------
Balance as
   of February 29, 2000               17,343,858   $  347       $   59,164    $ 121,545   $(2,157,548)    $  (22,074)
Net Loss                                      --       --               --         (684)           --             --
Issuance of Common Stock                 141,428        3            1,301           --            --             --
Purchase of Treasury Stock                    --       --               --           --    (1,226,888)       (12,739)
Compensatory Effect
   of Stock Plans                        191,698        4            2,828           --            --             --
Tax Benefit from Exercise
   of Stock Options                           --       --               41           --            --             --
--------------------------------------------------------------------------------------------------------------------
Balance as
   of February 28, 2001               17,676,984   $  354       $   63,334   $  120,861    (3,384,436)    $  (34,813)
--------------------------------------------------------------------------------------------------------------------



                           Consolidated Statements of
                          Comprehensive Income (Loss)
                          ---------------------------
         Material Sciences Corporation and Subsidiaries (In thousands)


For the years ended February  28 or 29,          2001        2000       1999
--------------------------------------------------------------------------------
Net Income (Loss)                             $   (684)   $ 16,715    $  7,947
Other Comprehensive Loss:
   Foreign Currency Translation Adjustments       (541)       (177)       (372)
--------------------------------------------------------------------------------
Comprehensive Income (Loss)                   $ (1,225)   $ 16,538    $  7,575
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these statements.

                   Notes to Consolidated Financial Statements
                   ------------------------------------------
Material Sciences Corporation and Subsidiaries (In thousands, except share data)

For the three years ended February 28, 2001

Note 1: Summary of Significant Accounting Policies
The significant accounting policies of Material Sciences Corporation and its wholly-owned subsidiaries ("MSC" or "Company"), as summarized below, conform with generally accepted accounting principles that, in management's opinion, reflect practices appropriate to its business in which it operates. Certain prior-year amounts have been reclassified to conform with the fiscal 2001 presentation.

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported and the disclosures in the financial statements. Actual results could differ from those estimates.

Principles of Consolidation
The accompanying Consolidated Financial Statements include the accounts for MSC after all significant intercompany transactions have been eliminated. The Company maintains a financial interest of 50% in Walbridge Coatings ("Partnership") and a financial interest of 50% in Innovative Specialty Films, LLC ("ISF"). Under the terms of the Partnership and ISF agreements, significant actions require unanimous consent of all parties, therefore MSC does not have a controlling interest. Accordingly, the Company accounts for the Partnership and ISF under the equity method.

Inventories
Inventories are stated at the lower of cost or market, using either the specific identification, average cost, or first-in, first-out (FIFO) method of cost valuation. Due to the continuous nature of the Company's operations, work-in-process inventories are not material.

Long-Lived Assets
Property, Plant and Equipment are recorded at cost. Improvements and replacements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is computed using the straight-line method over the assets' estimated useful lives as follows: buildings, 10 to 25 years; leasehold improvements, 2 to 20 years; and machinery and equipment, 2 to 20 years. Facilities and equipment on capital leases are recorded in Property, Plant and Equipment, with their corresponding obligations recorded in Current and Long-Term Liabilities. The amount capitalized is the lower of the present value of minimum lease payments or the fair value of the leased property. Amortization of capital lease assets is recorded on a straight-line basis over the lease term.

Intangible assets consist principally of the excess of cost over the fair market value of net assets acquired ("goodwill") and non-compete agreements. These assets are being amortized on a straight-line basis over periods of 2 to 20 years. Accumulated amortization of intangible assets was $10,621 as of February 28, 2001 and $7,945 as of February 29, 2000.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projections of cash flows on a non-discounted basis. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. Fair value is determined based on market quotes, if available, or is based on valuation techniques.

Revenue Recognition
The Company generally recognizes revenue upon shipment. In certain circumstances, MSC recognizes revenue prior to shipment in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Research and Development
The Company expenses all research and development costs in the period incurred. Research and development expenses were $8,226 in fiscal 2001, $6,784 in fiscal 2000 and $7,069 in fiscal 1999 and are included in Selling, General and Administrative Expenses on the Consolidated Statements of Income (Loss).

Concentrations of Credit Risks
Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of temporary cash investments and trade receivables.

The Company places its temporary cash investments with high credit, quality financial institutions and in investment grade securities with maturities less than 90 days. Approximately 26% of the Company's receivables are concentrated with customers in the automotive industry.

Foreign Currency
The Company's international operations are translated into U.S. dollars using current exchange rates at the balance sheet date for assets and liabilities. A weighted average exchange rate is used to translate sales, expenses, gains and losses. The currency translation adjustments are reflected in Accumulated Other Comprehensive Loss in Shareowners' Equity.

Costs of Start-Up Activities
In April 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," which MSC adopted on March 1, 1998. The SOP requires costs of start-up activities and organization costs to be expensed as incurred. The effect of adopting SOP 98-5 was to record a non-cash charge of $2,207, net of taxes, for the cumulative effect of a change in accounting principle to expense costs that had previously been capitalized prior to March 1, 1998.

Note 2: Joint Venture and Partnership
On October 15, 1998, an MSC subsidiary formed ISF with Bekaert Corporation ("Bekaert") for the research and development, manufacture and sale of sputtered film. The Company contributed $6,711 in assets (accounts receivable, inventory and equipment) and $4,009 in cash (which excludes transaction related costs of $314). MSC and Bekaert each own a 50% interest in ISF. ISF reports its results on a calendar year basis. There was no substantive business activity until contributions were made and operations began on January 1, 1999. Operating results for ISF are included in the Specialty Films segment.

MSC is contingently responsible for 50% of ISF's financing requirements. As of February 28, 2001, ISF debt was $295 as compared with $183 as of February 29, 2000. Trade receivables included amounts due from ISF of $97 as of February 28, 2001 and $4 as of February 29, 2000.

On July 23, 1999, a subsidiary of Bethlehem Steel Corporation ("BSC") sold a portion of its ownership interest in the Partnership to a subsidiary of the LTV Corporation ("LTV"). LTV purchased a 16.5% equity interest in the Partnership from BSC, providing LTV access to 33.0% of the facility's available line time. This change in ownership provided MSC with a more diversified customer base, as well as improved the likelihood of higher facility utilization. In conjunction with the sale, the Partnership term was extended from December 31, 2001 to December 31, 2004. The Company maintained its 50% ownership interest in the Partnership. The Partnership also maintained its long-term toll processing agreement with ISPAT Inland Inc. (a former partner), which expires on December 31, 2001.

On December 29, 2000, LTV filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Sales to LTV through the Partnership were $12,378 in fiscal 2001. Although the Company believes that LTV's participation in the Partnership and the Partnership's processing services for LTV are valuable to the LTV estate, there currently can be no assurance that the LTV bankruptcy will not result in a disruption of such relationships. As of February 28, 2001, the Partnership is continuing to make shipments to LTV under special credit arrangements. On March 21, 2001, the bankruptcy court approved debtor in possession financing for LTV. The Partnership has no pre-petition receivables outstanding and $420 of post-petition receivables outstanding as of February 28, 2001. MSC Pre Finish Metals Inc. has $274 of pre-petition receivables outstanding that are fully reserved and no post-petition receivables outstanding as of February 28, 2001.

The Company records revenues upon shipment (billed to the Partnership) and operating income primarily for operating the facility. The operating results are included in the Coated Products and Services segment. There were no amounts due from the Partnership included in trade receivables as of February 28, 2001 and $1,686 as of February 29, 2000.

Under the equity method, MSC includes its portion of ISF and the Partnership's results of operations in Equity in Results of Joint Ventures, shown in the Consolidated Statements of Income (Loss). The Equity in Results of Joint Ventures was a net loss of $405 in fiscal 2001, $1,629 in fiscal 2000 and $1,313 in fiscal 1999. The amounts for the Partnership do not directly correlate to the Company's 50% ownership interest due to contractual allocation requirements of the Partnership agreements.

Note 3: Contingencies
MSC is a party to various legal proceedings in connection with the remediation of certain environmental matters. The most significant proceedings relate to the Company's involvement in Superfund sites in Kingsbury and Gary, Indiana. MSC has been named as a potentially responsible party ("PRP") for the surface, soil and ground water contamination at these sites.

The United States District Court for the Northern District of Indiana has entered a Consent Decree between the government and certain PRPs on the scope of its remediation work at the Kingsbury site. The participating PRPs account for approximately 75% of the waste volume sent to this site. The estimated range of the Company's liability for this site is $1,100 to $2,200. Certain expenditures included in the estimated range have been discounted approximately $1,000 at a 5% discount rate and are expected to be paid over 30 years. MSC maintains a letter of credit for approximately $3,200 to secure its obligation to pay its currently estimated share of the remediation expenses at this site. The PRPs and the United States Environmental Protection Agency have discussed modifications on the scope of the work required under the decree for this site. These remedial costs at this site could change if the agreed-upon modifications do not achieve expected results.

                   Notes to Consolidated Financial Statements
                   ------------------------------------------
Material Sciences Corporation and Subsidiaries (In thousands, except share data)

The United States District Court for the Northern District of Indiana also has entered a Consent Decree between the government and certain PRPs on the scope of the remediation work at the Gary site. The estimate of the Company's liability for this site is $1,100. This work has begun, and MSC has maintained a letter of credit for approximately $1,200 to secure its obligation to pay its currently estimated share of these remediation expenses at this site.

MSC believes its range of exposure for all known sites, based on allocations of liability among PRPs and the most recent estimate of remedial work, is $2,300 to $3,600. The Company's environmental reserves total approximately $3,300 as of February 28, 2001.

The Company believes that the ultimate outcome of its environmental legal proceedings, net of contributions from other PRPs, will not have a material effect on the Company's financial condition or results of operations, given the reserves recorded as of February 28, 2001. However, no assurance can be given that this information, including estimates of remedial expenses, will not change.

On May 26, 2000, a settlement agreement was executed regarding the class action lawsuit related to accounting irregularities announced in April 1997. The plaintiff claimed that the Company and certain of its current and former officers violated the federal securities laws and were aware of, or recklessly disregarded, material misstatements that were made in MSC's publicly filed financial reports. The Court entered an order preliminarily approving the agreement on May 31, 2000 and ordered that the class be advised of the proposed settlement. On August 1, 2000, the class members were afforded the opportunity to present any objections at a fairness hearing, at which time the settlement was approved with no objections, and the case was dismissed. The costs of the settlement and related legal fees were covered under the Company's insurance policies, net of retention (expensed in fiscal 1998).

Note 4: Indebtedness
Long-term debt, including capital leases, consists of the obligations presented in the chart below. Projected principal payments of long-term debt, assuming no conversion or redemption, also are presented in this chart.

Long-Term Debt Obligations       2001       2000
------------------------------------------------
Borrowings Under
   Lines of Credit           $ 24,500   $  7,200
1998 Senior Notes              61,500     61,500
1997 Senior Notes              50,000     50,000
Subordinated
   Convertible Notes              300      2,273
Obligations Under
   Capital Leases (Note 5)      1,493      2,011
Other                             500        600
------------------------------------------------
                             $138,293   $123,584
Less Current Portion            8,315      2,688
------------------------------------------------
Long-Term Debt               $129,978   $120,896
------------------------------------------------

Projected Principal Payments
of Long-Term Debt
-------------------------------------
2002                        $   8,315
2003                           38,761
2004                           18,701
2005                           13,421
2006                           13,421
2007 and Thereafter            45,674
-------------------------------------
Total                       $ 138,293
-------------------------------------

As of February, 28, 2001, MSC maintained a $90,000 committed line of credit. The agreement expires on December 20, 2002, or earlier, at MSC's option. There was $19,000 outstanding under this line of credit as of February 28, 2001. The Company has three irrevocable letters of credit totaling $4,740 against this line, leaving an available line of credit of $66,260 as of February 28, 2001, subject to certain loan covenants. MSC paid a commitment fee of .325% per annum on the daily average of the unused amount during the period. The agreement required the Company to adhere to certain covenants, some of which were adjusted quarterly. The most significant of these covenants included maintaining a minimum net worth ($117,000, plus 40.0% of cumulative consolidated net income accruing after August 31, 1997), total debt to cash flow (3.00 until agreement expiration), and a fixed charge coverage ratio (1.50).

As of February 28, 2001, MSC also maintained a $10,000 uncommitted line of credit. The agreement expires on March 14, 2002, or earlier, at the Company's option. The interest rate (6.63% as of February 28, 2001) was based on a market rate agreed upon by the parties at the time of the borrowing. There was $5,500 outstanding under this uncommitted line of credit as of February 28, 2001.

The Company was not in compliance with two financial covenants as of February 28, 2001. The banks waived the default and have amended the line of credit agreement effective April 20, 2001. The amendment provides for one $50,000 committed line of credit, eliminating the $90,000 committed line of credit and the $10,000 uncommitted line. At the Company's option, interest is at the bank's reference rate (9.50% as of February 28, 2001), or at IBOR, plus a margin (3.25% as of April 20, 2001) based on indebtedness to adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA"), which is generally lower than the bank's reference rate. The financial covenants have been amended to include maintaining a minimum net worth ($145,000, plus 40% of cumulative consolidated net income accruing after February 28, 2001); consolidated debt to cash flow (4.25 as of May 31, 2001, 4.00 as of August 31, 2001, 3.25 as of November 30, 2001 and 2.75 as of February 28, 2002 and thereafter); and a fixed charge coverage ratio (0.95 as of May 31, 2001, 1.05 as of August 31, 2001, 1.25 as of November 30, 2001 and 1.50 as of February 28, 2002 and thereafter). In addition, the amendment prohibits the Company from paying dividends and repurchasing its stock and places certain limitations on the Company's ability to make acquisitions and investments.

On February 27, 1998, MSC authorized the issuance and sale of $61,500 Senior Notes ("1998 Senior Notes") in two series. The interest rate on the Series A Note ($5,000) is 6.49%, and the Note matures on May 31, 2003. The interest rate on the Series B Notes ($56,500) is 6.80%, and the Notes mature on May 31, 2010. The 1998 Senior Notes were issued and funded on February 27, 1998. The estimated fair value of the 1998 Senior Notes, based on discounted cash flows, was more than the carrying value by $4,362 as of February 28, 2001.

On February 15, 1997, the Company authorized the issuance and sale of $50,000 Senior Notes ("1997 Senior Notes"). As of February 28, 1997, $30,000 of the 1997 Senior Notes was issued and funded. The remaining $20,000 was issued and funded on May 5, 1997. The interest rate on the 1997 Senior Notes is 7.05%. The estimated fair value of the 1997 Senior Notes, based on discounted cash flows, was more than the carrying value by $3,229 as of February 28, 2001.

The note agreements for both the 1998 Senior Notes and the 1997 Senior Notes are comparable. Interest payments are due semi-annually on May 31 and November 30 of each year. The agreements require the Company to adhere to certain covenants. The most significant of these covenants include maintenance of consolidated cumulative adjusted net worth ($105,000, plus, until the percentage of total indebtedness to consolidated adjusted total capitalization is less than 45.0% for two consecutive quarters, 40.0% of consolidated adjusted net income accruing after August 31, 1997), consolidated senior debt ratio (55.0% until agreement expiration), and a fixed charge coverage ratio (2.0, until such time the percentage of total indebtedness to consolidated adjusted total capitalization is lower than 45.0% for two consecutive quarters). MSC was in compliance with the financial covenants related to the 1998 Senior Notes and the 1997 Senior Notes for the period ended February 28, 2001.

In addition, the Company has subordinated convertible notes ("Subordinated Convertible Notes") as of February 28, 2001, which were issued in consideration for purchasing a West Coast distributor in fiscal 1997. The Subordinated Convertible Notes bear interest at a rate of 7.0%. The Subordinated Convertible Notes are convertible into shares of the Company's common stock at a conversion price of $20.80 per share. The Subordinated Convertible Notes mature in five equal installments and became due annually beginning on May 31, 1997. A maximum of 14,423 shares of common stock are reserved for the conversion option contained in the Subordinated Convertible Notes.

                   Notes to Consolidated Financial Statements
                   ------------------------------------------
Material Sciences Corporation and Subsidiaries (In thousands, except share data)

Note 5: Leases
MSC leases one manufacturing facility and equipment under capital leases that include renewal options. Another manufacturing facility, 12 distribution centers and other equipment are leased under non-cancelable operating leases.

The Walbridge, Ohio facility lease contains certain covenants with which the Company was in compliance. MSC subleases its interest in this facility to the Partnership through the end of the Partnership term. The sublease contains substantially the same terms and conditions as the lease. The Company has assigned all of its rights under the sublease to the Partnership. The lease is renewable, at the Company's option, for additional periods totaling 25 years.

Some leases also contain escalation provisions based upon specified inflation indices. The table below presents future minimum lease payments and sublease income.

Minimum Lease       Capital   Sublease  Operating
Payments             Leases     Income     Leases
--------------------------------------------------
2002                 $  704   $    690  $   2,808
2003                    708         --      1,993
2004                    276         --      1,180
2005                     --         --        776
2006                     --         --        777
2007 and Thereafter      --         --        788
--------------------------------------------------
Total Minimum
   Lease Payments    $1,688   $    690  $   8,322
--------------------------------------------------
Amount Representing
   Interest             195
---------------------------
Present Value of
   Minimum Lease
   Payments          $1,493
---------------------------

Amortization of leased property was $825 in fiscal 2001, $829 in fiscal 2000 and $817 in fiscal 1999. Total rental expense under operating leases was $5,358 in fiscal 2001, $5,012 in fiscal 2000 and $4,847 in fiscal 1999.

Note 6: Retirement Plans
MSC has non-contributory defined benefit and defined contribution pension plans that cover a majority of its employees. The Company funds amounts required to meet ERISA funding requirements for the defined benefit plans. The Company makes an annual contribution to the defined contribution plan for the amount earned by participating employees after the end of each calendar year. The cost of this plan was $2,212 in fiscal 2001, $2,222 in fiscal 2000 and $1,967 in fiscal 1999. In addition to the benefits previously described, some MSC officers participate in a non-contributory supplemental pension plan.

The Company provides its retired employees with certain postretirement health care benefits, which MSC may periodically amend or modify. Substantially all employees may be eligible for these benefits if they reach normal retirement age while employed by the Company.

The following tables present: a reconciliation of the change in benefit obligation, a reconciliation of the change in plan assets, a statement of the funded status of the plans, the components of net periodic benefit cost and the assumptions used in determining the plans' funded status.

                                    Pension             Postretirement
Change in                           Benefits              Benefits
Benefit Obligation:              2001       2000       2001       2000
----------------------------------------------------------------------
Obligation, March 1           $ 9,272    $ 9,869    $ 2,035    $ 2,578
Service Cost
   Benefits Earned
   During the Period              304        296        168        172
Interest Cost on
   Benefit Obligation             660        654        173        164
Plan Amendments                    74       --         --          121
Acturial (Gain) Loss             (288)      (879)       299       (920)
Benefit Payments                 (473)      (668)      (128)       (80)
----------------------------------------------------------------------
Obligation,
   February 28 or 29          $ 9,549    $ 9,272    $ 2,547    $ 2,035
----------------------------------------------------------------------

Change in
Plan Assets:
----------------------------------------------------------------------
Plan Assets at Fair
   Value, March 1             $ 5,333    $ 4,457    $    59    $    55
Actual Return on
   Plan Assets                     39        913       --            4
Company
   Contributions                  419        631        128         80
Benefit Payments                 (473)      (668)      (128)       (80)
----------------------------------------------------------------------
Plan Assets at
   Fair Value,
   February 28 or 29          $ 5,318    $ 5,333    $    59    $    59
----------------------------------------------------------------------

Funded Status:
----------------------------------------------------------------------
Funded Status                 $(4,232)   $(3,939)   $(2,488)   $(1,976)
Unrecognized
   Transition
   Obligation                      14         16       --         --
Unrecognized Prior
   Service Cost                   671        682       (781)      (837)
Unrecognized Gain                (684)      (789)      (395)      (726)
----------------------------------------------------------------------
Net Amount
   Recognized                 $(4,231)   $(4,030)   $(3,664)   $(3,539)
----------------------------------------------------------------------

Components of Net                      Pension Benefits
Periodic Benefit Cost:              2001     2000     1999
----------------------------------------------------------
Service Cost Benefits
   Earned During the Period        $ 304    $ 296    $ 285
Interest Cost on
   Benefit Obligation                660      654      624
Expected Return
   on Assets                        (377)    (355)    (321)
Amortization of
   Transition Obligation               3        3        3
Amortization of
   Prior Service Cost                 85       85       85
Amortization of
   Net (Gain) Loss                   (55)      31       26
----------------------------------------------------------
Net Periodic
   Benefit Cost                    $ 620    $ 714    $ 702
----------------------------------------------------------

                                   Postretirement Benefits
                                    2001     2000     1999
----------------------------------------------------------
Service Cost Benefits
   Earned During the Period        $ 168    $ 172    $ 107
Interest Cost on
   Benefit Obligation                173      164      159
Expected Return
   on Assets                          (4)      (4)      (4)
Amortization of
   Prior Service Cost                (57)     (56)     (68)
Amortization of
   Net Gain                          (27)      --       --
----------------------------------------------------------
Net Periodic
   Benefit Cost                    $ 253    $ 276    $ 194
----------------------------------------------------------

Assumptions Used in
Determining the Plans'
Funded Status:                      2001     2000     1999
----------------------------------------------------------
Discount Rate                       7.50%    8.00%    6.75%
Expected Long-Term
   Rate of Return
   on Assets                        8.00%    8.00%    8.00%
Rate of Increase in
   Compensation Levels              6.00%    6.00%    6.00%
----------------------------------------------------------

MSC continues to review its postretirement benefits, incorporating actual and anticipated benefit changes. In determining the present value of the accumulated postretirement benefit obligation, of which only a minor amount has been funded, and net cost, MSC used a 10% health care cost trend rate decreasing until leveling off at 5% in calendar 2010.

A 1% increase in assumed health care cost trend rates will raise the total of the service and interest cost components of net periodic postretirement benefit cost by $422 and the health care component of the accumulated postretirement benefit obligation by $597 as of February 28, 2001. A 1% decrease in assumed health care cost trend rates will lower the total of the service and interest cost components of net periodic postretirement benefit cost by $306 and the health care component of the accumulated postretirement benefit obligation by $484 as of February 28, 2001.

Note 7: Interest Expense, Net

The table presented below analyzes the components of interest expense, net.

Interest Expense, Net       2001        2000        1999
--------------------------------------------------------
Interest Expense        $  9,818    $  9,360    $ 11,790
Interest Income             (156)       (300)       (434)
--------------------------------------------------------
Interest Expense, Net   $  9,662    $  9,060    $ 11,356
--------------------------------------------------------

The table above excludes interest expense of $185, $237 and $295 for fiscal years 2001, 2000 and 1999, respectively, related to the Walbridge, Ohio facility. This facility is subleased to the Partnership. The interest expense and amortization relating to this lease was reduced by sublease income received from the Partnership, and the net result was included in Other, Net, shown in the Consolidated Statements of Income (Loss).

                   Notes to Consolidated Financial Statements
                   ------------------------------------------
Material Sciences Corporation and Subsidiaries (In thousands, except share data)

Note 8: Income Taxes
Deferred income taxes result from recognizing revenues and expenses in different periods for tax and financial reporting purposes.

The components of the provision (benefit) for income taxes and a reconciliation between the statutory rate for federal income taxes and the effective income tax rate are summarized and presented below.

Tax Provision (Benefit)        2001       2000      1999
--------------------------------------------------------
Current:
   Federal                  $   891    $ 5,051   $ 3,176
   State                       (137)       956      (126)
--------------------------------------------------------
                            $   754    $ 6,007   $ 3,050
--------------------------------------------------------
Deferred:
   Federal                  $(1,781)   $ 2,347   $ 2,160
   State                       (125)       273       753
--------------------------------------------------------
                            $(1,906)   $ 2,620   $ 2,913
--------------------------------------------------------
Total Provision (Benefit)   $(1,152)   $ 8,627   $ 5,963
--------------------------------------------------------

Tax Rate Reconciliation        2001       2000      1999
--------------------------------------------------------
Federal Statutory Rate         35.0%      35.0%     35.0%
State and Local Taxes,
   Net of Federal
   Tax Benefit                  5.6        5.6       5.6
Research and
   Development
   Tax Credits                   --       (0.6)     (0.3)
Foreign Sales
   Corp. Benefit               21.3       (1.6)     (2.5)
State Tax Credits               8.7       (0.7)     (1.7)
Reserve Adjustment               --       (3.0)       --
Other, Net                     (7.9)      (0.7)      0.9
--------------------------------------------------------
Effective Income
   Tax Rate                    62.7%      34.0%     37.0%
--------------------------------------------------------

During fiscal 2000, the Internal Revenue Service completed its review of fiscal years 1993 and 1994. In addition, the Company's three-year statute of limitations expired for fiscal 1995 and 1996 for federal income tax purposes. The Company analyzed its income tax reserve position based on these two events and reduced its previously provided income tax reserves by $750 in the fourth quarter of fiscal 2000.

Temporary differences that give rise to deferred tax (assets) and liabilities were as follows:

                                        2001        2000
--------------------------------------------------------
Property and Equipment              $ 28,628    $ 30,181
Reserves Not Deductible
   Until Paid                         (3,248)     (2,994)
Employee Benefit Liabilities          (6,497)     (5,356)
Deferred State
   Income Taxes, Net                   2,411       2,589
Tax Credit Carryforwards              (7,052)     (5,530)
Other                                    773      (1,613)
--------------------------------------------------------
Deferred Tax Liabilities, Net       $ 15,015    $ 17,277
--------------------------------------------------------

As of February 28, 2001, tax credit carryforwards of $5,982 were available with an unlimited expiration date, and the remaining $1,070 expires in varying amounts through fiscal 2021.

Deferred Tax Liabilities, Net have been recorded on the Company's Consolidated Balance Sheets as follows:

                                          2001      2000
--------------------------------------------------------
Long-Term Liabilities -
   Deferred Income Taxes            $ 18,019    $ 21,486
Current Assets -
   Prepaid Taxes                      (3,004)     (4,209)
--------------------------------------------------------
Deferred Tax Liabilities, Net       $ 15,015    $ 17,277
--------------------------------------------------------

Note 9: Significant Customers and Export Sales
Net sales to the Partnership represented 12%, 13% and 13% of MSC's net sales in fiscal 2001, 2000 and 1999, respectively. Export sales represented 10% of the Company's net sales in fiscal 2001 and 7% in fiscal 2000 and 1999.

Note 10: Equity and Compensation Plans
The Company has four stock option plans: the Material Sciences Corporation 1985 Stock Option Plan for Key Employees ("1985 Plan"); the Material Sciences Corporation 1991 Stock Option Plan for Directors ("1991 Directors Plan"); the Material Sciences Corporation 1992 Omnibus Awards Plan for Key Employees ("1992 Plan"); and the Material Sciences Corporation Stock Option Plan for Non-Employee Directors ("1996 Directors Plan"). MSC accounts for all plans in accordance with APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for stock options awarded under the plans been determined using the fair market value-based accounting method, the Company's net income
(loss) and basic and diluted net income (loss) per share would have been as shown in the following pro forma amounts:

                             2001        2000      1999
-------------------------------------------------------
Net Income (Loss):
   As Reported             $  (684)  $ 16,715   $ 7,947
-------------------------------------------------------
   Pro Forma               $  (884)  $ 16,490   $ 7,873
-------------------------------------------------------
Basic Net Income (Loss)
   Per Share:
   As Reported             $ (0.05)  $   1.11   $  0.52
-------------------------------------------------------
   Pro Forma               $ (0.06)  $   1.09   $  0.51
-------------------------------------------------------
Diluted Net Income (Loss)
   Per Share:
   As Reported             $ (0.05)  $   1.10   $  0.52
-------------------------------------------------------
   Pro Forma               $ (0.06)  $   1.08   $  0.51
-------------------------------------------------------

There are 2,512,500 shares authorized under the 1985 Plan to provide for the options granted under the 1991 Directors Plan and the shares purchased under the Material Sciences Corporation Employee Stock Purchase Program. The 1991 Directors Plan vests ratably over the first five anniversary dates of the date of grant and expires 10 years after the date of grant.

There are 3,262,500 shares authorized under the 1992 Plan to provide stock options and restricted stock under various programs. Non-qualified stock options generally vest over three years from the date of grant and expire 10 years from the date of grant. Incentive stock options ("ISOs") were issued in fiscal 1994 at fair market value at the date of grant and expire 10 years from the date of grant. These ISOs were issued in tandem with a restricted stock grant and vest two years after the vesting of the restricted stock, if the corresponding restricted stock is still owned by the participant.

Under the 1992 Plan, restricted stock and cash awards generally vest in three to five years from the date of grant. Certain of these awards require a cash contribution from the employee. Shares of restricted stock are awarded in the name of the employee, who has all the rights of a shareowner, subject to certain restrictions or forfeitures. Restricted stock and cash awards have been issued with restrictions based upon time, stock price performance or a combination. The market value of the restricted stock at the date of grant is amortized to compensation expense over the period in which the shares vest (time based awards). In the event of accelerated vesting due to the achievement of market value appreciation as defined by the plan, the recognition of the unamortized expense would be accelerated. For awards based on both time and performance (performance based awards), the Company determines the compensation cost to be recorded on the date the performance levels are achieved. On that date, compensation expense representing a pro rata portion of the total cost is recognized. The remaining compensation expense is recorded ratably over the remaining vesting period. If the specified stock performance levels are not achieved by the end of the five-year period from the date of grant, the employee contribution, elected restricted stock and the cash award are forfeited.

There are 250,000 shares authorized under the 1996 Directors Plan. This plan consisted of grants that provided for 50% of each non-employee director's annual retainer ("Retainer Options") and annual incentive stock options ("Incentive Options"). The Retainer Options vested on the date of grant and expire five years after that date. The Incentive Options vest one year from the date of grant and expire five years after the date of grant. No further shares will be issued under this plan, and 149,659 shares were outstanding as of February 28, 2001. The 1996 Directors Plan was replaced with the 2001 Compensation Plan for Non-Employee Directors that was approved by the shareowners in June 2000 and was effective March 1, 2001.

The exercise price of all options equals the market price of the Company's stock either on the date of grant or, in the case of the 1996 Directors Plan, on the day prior to the grant.

In fiscal 1998, the Company issued 52,941 stock options to a consultant for partial payment of services performed. The options were issued at fair market value as of February 28, 1998 and expire five years from the date of grant.

                   Notes to Consolidated Financial Statements
                   ------------------------------------------
Material Sciences Corporation and Subsidiaries (In thousands, except share data)



A summary of transactions under the stock option plans was as follows:


                                              Options Outstanding             Exercisable Options
-------------------------------------------------------------------------------------------------
                                                                 Weighted                Weighted
                                                                  Average                 Average
                                                          Key    Exercise                Exercise
Stock Option Activity                 Directors     Employees       Price      Shares       Price
-------------------------------------------------------------------------------------------------
Outstanding as of February 28,1998      121,415     1,863,291    $  13.41   1,114,252   $   11.78
Reclassified                            274,200      (274,200)       9.91
Granted                                  84,527         5,000       12.26
Exercised                              (160,200)         --          5.24
Canceled                                (57,920)     (144,135)      14.73
-------------------------------------------------------------------------------------------------
Outstanding as of February 28,1999      262,022     1,449,956    $  13.96   1,223,802   $   13.56
Granted                                  69,147        31,500        8.76
Exercised                               (19,124)      (52,890)      10.33
Canceled                                (32,527)     (109,230)      14.90
-------------------------------------------------------------------------------------------------
Outstanding as of February 29,2000      279,518     1,319,336    $  13.74   1,342,439   $   13.55
Granted                                  52,542        15,300       11.93
Exercised                               (22,174)         --          5.37
Canceled                               (106,227)      (31,402)      14.48
-------------------------------------------------------------------------------------------------
Outstanding as of February 28,2001      203,659     1,303,234    $  13.71   1,348,026   $   13.75
-------------------------------------------------------------------------------------------------


                               Options Outstanding             Exercisable Options
                              as of February 28, 2001        as of February 28, 2001
-------------------------------------------------------------------------------------
                                    Weighted      Weighted                   Weighted
Range of                             Average       Average                    Average
Exercise                           Remaining      Exercise                   Exercise
Prices                  Shares   Life (Years)        Price        Shares        Price
-------------------------------------------------------------------------------------
$ 4.95 -- $ 7.69        68,657          4.92       $  6.76        62,453      $  6.67
  8.38 --  10.94       342,342          1.41         10.00       316,823        10.05
 11.13 --  13.88        49,412          4.33         12.48        46,412        12.51
 14.00 --  14.88       515,256          4.20         14.39       397,175        14.43
 15.00 --  16.38       479,625          5.15         16.25       478,063        16.25
 17.33 --  18.75        51,601          4.99         18.06        47,100        18.13
-------------------------------------------------------------------------------------
$ 4.95 -- $18.75     1,506,893          3.93       $ 13.71     1,348,026      $ 13.75
-------------------------------------------------------------------------------------

The weighted average fair value of individual options granted in fiscal 2001, 2000 and 1999 is $6.13, $4.48 and $3.40, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following weighted average assumptions were used for the option grants in fiscal 2001, 2000 and 1999, respectively: risk-free interest rates of 6.21%, 5.44% and 5.04%; expected life of 6.1 years,
6.4 years and 5.6 years; and expected volatility of 42.28%, 41.50% and 34.31%.

A summary of transactions under the restricted stock plans was as follows:

Restricted Stock Activity
------------------------------------------------
Unvested as of February 28,1998          128,050
Granted                                  180,100
Vested                                    (8,200)
Canceled                                 (13,480)
------------------------------------------------
Unvested as of February 28,1999          286,470
Granted                                  342,700
Vested                                  (113,454)
Canceled                                 (19,616)
------------------------------------------------
Unvested as of February 29,2000          496,100
Granted                                  205,900
Vested                                  (162,698)
Canceled                                 (14,202)
------------------------------------------------
Unvested as of February 28,2001          525,100
------------------------------------------------

Compensation effects arising from issuing restricted stock and stock options were $2,828 in fiscal 2001, $2,704 in fiscal 2000 and $581 in fiscal 1999, and have been charged against income and recorded as Additional Paid-In Capital in the Consolidated Balance Sheets.

The Employee Stock Purchase Plan permits eligible employees to purchase shares of common stock at 85% of the lower fair market value of the stock as of two measurement dates six months apart. Common stock sold to employees under this plan was 119,254 in fiscal 2001, 165,676 in fiscal 2000 and 119,570 in fiscal 1999.

On June 20, 1996, the Company issued a dividend to shareowners of record on July 2, 1996, of one right ("Right") for each outstanding share of MSC's common stock. Each Right entitles the shareowners to buy 1/100th of a share of Series B Junior Participating Preferred Stock at an initial exercise price of $70.00. As amended on June 22, 1998, the Rights will be exercisable only if a person or group acquires, or announces a tender offer, for 15% or more of MSC's common stock. If 15% or more of MSC's common stock is acquired by a person or group, the Rights (other than those held by that person or group) convert into the right to buy the number of shares of MSC's common stock valued at two-times the exercise price of the Rights. In addition, if MSC enters into a merger or other business combination with a person or group owning 15% or more of MSC's outstanding common stock, the Rights (other than those held by that person or group) then convert into the right to buy that number of shares of common stock of the acquiring company valued at two-times the exercise price of the Rights. MSC may exchange the Rights for its common stock on a one-for-one basis at any time after a person or group has acquired 15% or more of its outstanding common stock. MSC will be entitled to redeem the Rights at one cent per Right (payable in common stock of the Company, cash or other consideration, at MSC's option) at any time before public disclosure that a 15% position has been acquired. The Rights will expire on July 1, 2006, unless previously redeemed or exercised.

In fiscal 1999, the Company introduced its Economic Value Added ("EVA") Improvement Incentive Plan, which rewards employees for the creation of share-owner value. The annual variable compensation target for an employee is calculated as a percentage of the salary for the employee based on their level of responsibility, market competitiveness and impact on value creation. The EVA program for certain levels of management includes a banking component to account for overachievement and underachievement of the annual target. If a business unit overachieves their target, a portion (one-third) is distributed and the remainder is recorded to the bank. If a business unit underachieves their target, the negative amount is first deducted from the bank before any distribution is made to the employee. Therefore, the incentive pay is at risk, but encourages sustained economic performance. The total EVA bank for the Company as of February 28, 2001 is $1,056. No amounts have been provided in the Consolidated Financial Statements for the EVA bank.

                   Notes to Consolidated Financial Statements
                   ------------------------------------------
Material Sciences Corporation and Subsidiaries (In thousands, except share data)

Note 11: Business Segments
Management is currently exploring strategic alternatives for its hot-dip galvanizing operation ("Pinole Point Steel"), formerly included in the Coated Products and Services segment, and therefore is evaluating and disclosing Pinole Point Steel as a separate segment. MSC reports segment information based on how management views its businesses for evaluating performance and making operating decisions. The Company's four segments are Engineered Materials, Specialty Films, Coated Products and Services and Pinole Point Steel. The Engineered Materials segment combines layers of metal and other materials designed to meet specific customer requirements for the automotive, electronics, lighting and appliance markets. The Specialty Films segment provides solar control and safety window film, as well as industrial films used in a variety of products. The Coated Products and Services segment provides coil coated and electrogalvanized products and services primarily to the automotive, building and construction, appliance and lighting markets. The Pinole Point Steel segment includes the hot-dip galvanizing product group. This segment provides galvanized and prepainted product primarily to the building and construction market. Pinole Point Steel's loss before income taxes included an allocation of consolidated interest expense totaling $8,844 in fiscal 2001, $8,332 in fiscal 2000 and $9,199 in fiscal 1999. The allocations were based on the debt associated with the original purchase of Pinole Point Steel in December 1997 and Pinole Point Steel's subsequent cash flow. Corporate represents certain machinery and equipment, prepaid taxes, intangible assets and unallocated general corporate expenses. Sales between segments are recorded at market rates, and the related intercompany profit is eliminated in consolidation. The net sales and long-lived assets on a geographic basis are not material. Information concerning the Company's business segments in fiscal years 2001, 2000 and 1999 was as follows:

Net Sales                         2001         2000         1999
----------------------------------------------------------------
Coated Products
   and Services              $ 191,103    $ 201,635    $ 188,284
Engineered Materials            87,044       79,576       71,034
Specialty Films                 58,306       50,788       47,234
Eliminations                    (4,287)      (2,542)      (2,100)
----------------------------------------------------------------
   Subtotal                  $ 332,166    $ 329,457    $ 304,452
Pinole Point Steel             149,810      177,557      167,199
----------------------------------------------------------------
Total                        $ 481,976    $ 507,014    $ 471,651
----------------------------------------------------------------

Depreciation and
Amortization
----------------------------------------------------------------
Coated Products
   and Services              $  11,471    $  11,774    $  12,023
Engineered Materials             4,025        3,578        3,579
Specialty Films                  2,929        2,830        3,851
Corporate                        1,568        1,450        1,464
----------------------------------------------------------------
   Subtotal                  $  19,993    $  19,632    $  20,917
Pinole Point Steel              10,341       10,000        9,749
----------------------------------------------------------------
Total                        $  30,334    $  29,632    $  30,666
----------------------------------------------------------------

Income (Loss) Before
Income Taxes
----------------------------------------------------------------
Coated Products
   and Services              $  12,895    $  20,851    $  20,307
Engineered Materials             9,372       11,959        8,235
Specialty Films                  9,776        7,452        5,209
Corporate and
   Eliminations                (11,852)     (11,430)      (8,941)
----------------------------------------------------------------
   Subtotal                  $  20,191    $  28,832    $  24,810
Pinole Point Steel             (22,027)      (3,490)      (8,693)
----------------------------------------------------------------
Total                        $  (1,836)   $  25,342    $  16,117
----------------------------------------------------------------

Total Assets
----------------------------------------------------------------
Coated Products
   and Services              $ 142,134    $ 144,150    $ 149,193
Engineered Materials            43,551       46,185       42,063
Specialty Films                 50,437       47,628       45,240
Corporate and
   Eliminations                 14,825       16,663       17,721
----------------------------------------------------------------
   Subtotal                  $ 250,947    $ 254,626    $ 254,217
Pinole Point Steel             133,996      142,669      141,104
----------------------------------------------------------------
Total                        $ 384,943    $ 397,295    $ 395,321
----------------------------------------------------------------

Capital Expenditures, Net
---------------------------------------------------------------
Coated Products
   and Services              $   6,596    $   6,567    $   7,875
Engineered Materials             2,278        3,129        2,915
Specialty Films                  1,568          681          628
Corporate                          836           67          812
----------------------------------------------------------------
   Subtotal                  $  11,278    $  10,444    $  12,230
Pinole Point Steel               1,927        3,420        2,116
----------------------------------------------------------------
Total                        $  13,205    $  13,864    $  14,346
----------------------------------------------------------------

Note 12: Selected Quarterly Results of Operations
(Unaudited)
The table presented below is a summary of quarterly data for the years ended February 28, 2001 and February 29, 2000.

                                   First      Second       Third       Fourth
2001                             Quarter     Quarter     Quarter      Quarter
-----------------------------------------------------------------------------
Net Sales                      $ 127,022   $ 130,209   $ 121,263    $ 103,482
Gross Profit                      23,953      22,237      18,082       11,907
Net Income (Loss)                  2,648       1,642        (478)      (4,496)
Net Income (Loss) Per Share:
   Basic                       $    0.18   $    0.12   $   (0.04)   $   (0.33)
   Diluted                     $    0.18   $    0.12   $   (0.04)   $   (0.33)


                                   First      Second       Third       Fourth
2000                             Quarter     Quarter     Quarter      Quarter
-----------------------------------------------------------------------------
Net Sales                      $ 125,723   $ 133,506   $ 126,316    $ 121,469
Gross Profit                      24,236      26,785      25,770       21,817
Net Income                         4,162       4,306       4,564        3,683
Net Income Per Share:
   Basic                       $    0.27   $    0.28   $    0.30    $    0.25
   Diluted                     $    0.27   $    0.28   $    0.30    $    0.25


                         Cautionary Statement Concerning
                           Forward-Looking Statements
                      ------------------------------------

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. In this annual report, we have made forward-looking statements that set out anticipated results based on management's plans and assumptions. We have tried, wherever possible, to identify such statements by using words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance in connection with any discussion of future operating or financial performance.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Many factors could also cause actual results to be materially different from any future results that may be expressed or implied by the forward-looking statements contained in this annual report, including, among others,

 .   successful development and introduction of new products and technologies;

 .   competitive factors;

 .   changes in the business environment, including the automotive, building and construction, and durable goods industries;

 .   adverse changes in government laws and regulations;

 .   continuation of the favorable environment to make acquisitions, including regulatory requirements and market values of candidates;

 .   the stability of governments and business conditions inside and outside the
    U.S., which may affect a successful penetration of the Company's products;

 .   impact of the ongoing slowdown in the overall economy;

 .   environmental risks;

 .   the loss of one or more significant customers of the Company;

 .   risks associated with the termination of the Partnership in December 2004 or the termination of the joint venture partnership with ISF in December 2003;

 .   increases in the prices of raw and other material inputs used by the
    Company;

 .   facility utilization at Walbridge Coatings; and

 .   the ability to identify and consummate strategic alternatives for Pinole
    Point Steel.

We undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. This discussion of potential risks and uncertainties is by no means complete but is designed to highlight important factors that may impact the Company's outlook.

                            Selected Financial Data
                            -----------------------
  Material Sciences Corporation and Subsidiaries (Dollars and number of shares
                      in thousands, except per share data)

Fiscal                                                 2001          2000          1999          1998
-----------------------------------------------------------------------------------------------------
Income Statement Data
Net Sales                                         $ 481,976     $ 507,014     $ 471,651     $ 320,787
Income (Loss) Before Income Taxes                    (1,836)       25,342        16,117        10,503
Net Income (Loss)/(1)//(2)//(3)/                       (684)       16,715         7,947         6,459
Diluted Net Income (Loss) Per Share/(4)/          $   (0.05)    $    1.10     $    0.52     $    0.42
-----------------------------------------------------------------------------------------------------
Balance Sheet Data
Working Capital                                   $  56,262     $  48,625     $  40,559     $  60,330
Net Property, Plant and Equipment                   206,807       221,102       234,481       256,599
Total Assets                                        384,943       397,295       395,321       418,074
Total Debt                                          138,293       123,584       142,429       190,973
Shareowners' Equity                                 148,612       158,399       148,932       140,884
Average Capital Employed                            284,444       286,672       311,609       261,871
-----------------------------------------------------------------------------------------------------
Cash Flow Data
Depreciation and Amortization                     $  30,334     $  29,632     $  30,666     $  20,380
EBITDA                                               38,160        64,034        58,139        36,782
Net Cash Provided by Operating Activities            12,607        49,134        66,678        19,712
Capital Expenditures, Net                            13,205        13,864        14,346        19,108
Free Cash Flow/(5)/                                    (598)       35,270        52,332           604
-----------------------------------------------------------------------------------------------------
Financial Ratios
Gross Profit as a % of Net Sales                       15.8%         19.4%         17.9%         21.4%
SG&A Expenses as a % of Net Sales                      14.2%         12.3%         11.9%         16.4%
Income (Loss) Before Income Taxes as a % of Net        (0.4%)         5.0%          3.4%          3.3%
Sales
Net Income (Loss) as a % of Net Sales                  (0.1%)         3.3%          1.7%          2.0%
Research and Development as a % of Net Sales            1.7%          1.3%          1.5%          1.9%
Effective Income Tax Rate                              62.7%         34.0%         37.0%         38.5%
Return on Average Shareowners' Equity                  (0.4%)        10.9%          5.5%          4.7%
Return on Average Capital Employed                     (0.2%)         5.8%          2.6%          2.5%
Total Debt to Total Capital Employed                   48.2%         43.8%         48.9%         57.5%
-----------------------------------------------------------------------------------------------------
Other Data
Economic Value Added/(6)/                         $ (21,637)    $  (3,397)    $ (11,438)    $ (13,449)
Per Share Information:/(4)/
   Net Cash Provided by Operating Activities      $    0.90     $    3.23     $    4.34     $    1.28
   Free Cash Flow                                 $   (0.04)    $    2.32     $    3.41     $    0.04
   Book Value                                     $   10.59     $   10.42     $    9.69     $    9.12
   Market Price:
     High                                         $   14.31     $   15.75     $   13.13     $   17.50
     Low                                          $    7.50     $    6.38     $    6.75     $   10.31
     Close                                        $    8.80     $   14.44     $    7.19     $   12.19
   P/E (High)                                            NM         14.3x         25.3x         41.7x
   P/E (Low)                                             NM          5.8x         13.0x         24.5x
Weighted Average Number of Common Shares
   Outstanding Plus Dilutive Shares(4)               14,027        15,200        15,364        15,449
Shareowners of Record                                   929           950         1,042         1,039
Number of Employees                                   1,291         1,250         1,206         1,269
-----------------------------------------------------------------------------------------------------


(1) In 1999, MSC recorded the cumulative effect of adopting SOP 98-5, which reduced net income by $2,207, net of income taxes, or $0.14 per share.
(2) In 1996, the Company recorded a pretax special charge against income of $4,200 for the restructuring of the Company. MSC recorded a pretax special charge against income of $2,000 in 1991 to provide for a management reorganization.
(3) In 1993, MSC recorded the cumulative effect of adopting SFAS No. 106 and No. 109, which reduced net income by $1,283, net of income taxes, or $0.10 per share.
(4) The above data has been restated to reflect two separate one-half share per share dividends to shareowners of record on March 16, 1992 and June 30, 1994.
(5) This figure represents net cash provided by operating activities less capital expenditures, net.
(6) This figure represents net operating profit after taxes less a charge for the cost of capital.
NM: Not meaningful.

     1997          1996          1995          1994         1993         1992         1991
------------------------------------------------------------------------------------------
$ 278,017     $ 236,150     $ 227,658     $ 187,701    $ 156,230    $ 142,599    $ 139,459
   26,400        13,759        27,219        19,032       14,135       11,707        7,812
   16,236         8,497        16,740        11,802        7,617        7,141        4,688
$    1.04     $    0.55     $    1.10     $    0.78    $    0.56    $    0.63    $    0.42
------------------------------------------------------------------------------------------

$  31,154     $  23,716     $  22,706     $  29,026    $  37,749    $   9,709    $  17,369
  154,386       110,882        92,913        72,048       52,151       47,163       46,019
  254,089       200,026       172,357       151,592      128,711      100,967      104,233
   58,511        19,829         8,836        10,623       12,371       16,037       31,169
  133,373       118,226       105,404        86,464       73,318       41,995       30,949
  164,970       126,148       105,664        91,388       71,861       60,075       66,095
------------------------------------------------------------------------------------------

$  14,323     $  11,098     $   8,747     $   7,385    $   6,455    $   6,383    $   5,673
   40,916        24,731        35,363        25,472       19,954       18,539       15,121
   22,886        19,542        25,020        18,589       12,827       19,387       16,270
   55,599        27,467        29,374        14,894       11,444        8,333        7,558
  (32,713)       (7,925)       (4,354)        3,695        1,383       11,054        8,712
------------------------------------------------------------------------------------------

     26.7%         23.5%         27.3%         24.4%        24.9%        24.1%        24.0%
     17.0%         15.9%         15.7%         14.6%        16.0%        15.9%        16.2%
      9.5%          5.8%         12.0%         10.1%         9.0%         8.2%         5.6%
      5.8%          3.6%          7.3%          6.3%         4.9%         5.0%         3.4%
      2.4%          2.8%          2.4%          2.1%         2.0%         2.0%         1.8%
     38.5%         38.2%         38.5%         38.0%        37.0%        39.0%        40.0%
     12.9%          7.6%         17.4%         14.8%        13.2%        19.6%        16.6%
      9.8%          6.7%         15.8%         12.9%        10.6%        11.9%         7.1%
     30.5%         14.4%          7.7%         10.9%        14.4%        27.6%        50.2%
------------------------------------------------------------------------------------------

$  (3,293)    $  (3,704)    $   4,543     $   3,281           NM           NM           NM

$    1.47     $    1.27     $    1.64     $    1.23    $    0.96    $    1.72    $    1.46
$   (2.10)    $   (0.51)    $   (0.29)    $    0.25    $    0.10    $    0.98    $    0.78
$    8.55     $    7.66     $    6.92     $    5.74    $    5.48    $    3.73    $    2.79

$   21.00     $   22.38     $   17.75     $   17.63    $   12.00    $   10.38    $    7.63
$   14.50     $   12.13     $   13.75     $   10.63    $    7.88    $    4.88    $    4.13
$   16.38     $   14.38     $   15.88     $   17.63    $   11.00    $   10.38    $    5.25
    20.2x         40.7x         16.1x         22.6x        21.4x        16.5x        18.2x
    13.9x         22.1x         12.5x         13.6x        14.1x         7.7x         9.8x

   15,605        15,437        15,241        15,057       13,383       11,259       11,106
      999         1,012         1,110           796          891          750          856
      988           882           925           826          675          639          657
------------------------------------------------------------------------------------------